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As filed with the Securities and Exchange Commission on October 10, 2002

Registration No. 333-87964

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SI INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7373 (Primary Standard Industrial Classification Code Number)	52-2127278 (I.R.S. Employer Identification Number)

8484 Westpark Drive, Suite 630
McLean, Virginia 22102
(703) 762-0000
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Ray Oleson
Chief Executive Officer
SI International, Inc.
8484 Westpark Drive, Suite 630
McLean, Virginia 22102
(703) 762-0000
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Andrew M. Tucker, Esq. Lawrence T. Yanowitch, Esq. Charles W. Katz, Esq. Shaw Pittman LLP 1650 Tysons Boulevard McLean, VA 22102 (703) 770-7900	Eric S. Haueter, Esq. Sidley Austin Brown & Wood LLP 555 California Street San Francisco, California 94104 (415) 772-1200

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, par value $.01 per share	5,750,000	$16.00	$92,000,000	$8,464(3)

(1)
Includes 750,000 shares issuable upon exercise of an overallotment option granted to the underwriters.

(2)
Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee.

(3)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 10, 2002

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

5,000,000 Shares

SI International, Inc.
Common Stock

        This is SI International, Inc.'s initial public offering. Of the 5,000,000 shares of common stock being offered, 3,350,000 shares are being sold by SI International, Inc. and 1,650,000 shares are being sold by the selling stockholders. SI International, Inc. will receive no proceeds from the sale of shares by the selling stockholders. We expect the initial public offering price of our common stock to be between $14.00 and $16.00 per share.

        Prior to this offering, there has been no public market for our common stock. We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol "SIIT."

        We have granted the underwriters an option to purchase a maximum of 750,000 additional shares of common stock to cover overallotments of shares, exercisable at any time until 30 days after the date of this prospectus.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to SI International, Inc.	Proceeds, Before Expenses, to the Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about                        , 2002.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Wachovia Securities	Legg Mason Wood Walker
Incorporated
Raymond James	BB&T Capital Markets

The date of this prospectus is                        , 2002.

[INSIDE FRONT COVER PAGE OF PROSPECTUS]

        You may rely on the information contained in this prospectus. Neither we nor any of the underwriters has authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor any sale of our common stock means that information contained in this prospectus is correct as of any date after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Dealer Prospectus Delivery Obligations

        Until                        , 2002 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information, including the financial statements and notes thereto, appearing elsewhere in this prospectus. In this prospectus, "SI," "we," "us" and "our" refer to SI International, Inc. and its subsidiaries, after giving effect to the anticipated SI Telecom merger described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Company History," unless otherwise expressly stated or the context otherwise requires.

SI INTERNATIONAL, INC.

        We are a provider of information technology and network solutions primarily to the federal government. Our clients include the U.S. Air Force Space Command, U.S. Army, the Department of State, the Immigration and Naturalization Service and the intelligence community. In addition, we provide our services to a small number of commercial entities. We combine our technological and industry expertise to provide a full spectrum of state-of-the-practice solutions and services, from design and development to implementation and operations, to assist our clients in achieving their missions. We integrate our technical areas of expertise into comprehensive solutions covering information technology applications, systems engineering, network and telecommunications engineering and outsourcing. We address these areas of need through our specialized practice areas focused on:

  •
  software development
  •
  systems consulting
  •
  eSolutions
  •
  information security
  •
  learning solutions
  •
  systems engineering
  •
  network engineering, furnishing, installation, and testing/turn-up
  •
  mission-critical outsourcing

        Our business is guided by our experienced team of five executive officers, who have an average of 20 years of executive level experience in our industry. Our next level of senior management is comprised of seven individuals who have an average of 27 years of experience in managing government information technology businesses. We provide our full suite of services through our workforce of over 1,200 employees. Approximately 61% of these employees hold federal government security clearances or have passed National Agency Checks. Approximately 23% of our employees hold Top Secret security clearances. A significant portion of our employees who hold Top Secret security clearances also hold Sensitive Compartmental Information clearances, which permit us to bid on highly classified projects.

        The strength of our service offerings and information technology expertise has resulted in our extensive client relationships. As of June 29, 2002, we had over 500 active engagements. In fiscal 2001 and in the six months ended June 29, 2002, we derived approximately 82% and 81%, respectively, of our revenue by acting as prime contractor under contracts with the federal government. Our broad set of contract vehicles gives us extensive reach and enables us to deliver a full range of our services and solutions to the federal government.

        Our total backlog at June 29, 2002 was approximately $238.6 million, of which approximately $113.2 million was funded. Backlog is our estimate of the amount of future revenue we expect to realize over the remaining life of our signed contracts and task orders as of the measurement date. Our total backlog consists of funded and unfunded backlog. Our funded backlog is the estimated future revenues under government contracts and task orders for which Congress has appropriated funding and the applicable agency has authorized the expenditure, plus revenues we expect to receive under signed purchase orders with commercial clients. Unfunded backlog reflects our estimate of future revenues under signed government contracts and task orders for which either funding has not been appropriated or expenditures have not been authorized.

Our Market Opportunity

        The ongoing modernization of the federal government's information systems and communication networks is increasing its demand for information technology services. According to INPUT, an independent market research firm, federal government information technology spending is projected to increase from $36.4 billion in government fiscal 2001 to $60.3 billion in government fiscal 2006, representing a compound annual growth rate of approximately 10.6%. However, we believe that many information technology requirements are not specifically included in the information technology portion of the federal government's budget.

        We believe the following industry trends will also continue to drive the federal government technology services market:

  •
  Increased federal government reliance on outsourcing. We believe that the federal government is increasingly turning to the information technology industry to execute support processes and functions that were traditionally performed in-house. In October 2001, the General Accounting Office published a report stating that, of the total federal government fiscal 2000 information technology expenditures of $42.3 billion, the federal government purchased $13.4 billion of information technology services from outside contractors, compared to $3.7 billion in 1990, representing a compound annual growth rate of 13.7%. We expect that several trends will contribute to the federal government's increasing use of service providers, including the aging of the federal government's workforce and increased governmental emphasis on competitive sourcing. We believe that we will continue to gain new engagements as the federal government increases its reliance on outsourcing for its information technology needs.

  •
  Increased spending on homeland security and intelligence. In the wake of the terrorist attacks on September 11, 2001, there has been an increased emphasis on homeland security, intelligence and national defense, including protecting critical infrastructure. On September 18, 2001, Congress enacted a $40.0 billion emergency supplemental appropriation bill for these purposes. In addition, as of April 30, 2002, the administration has proposed increasing the funding for homeland security from $16.0 billion in government fiscal 2001 to $19.5 billion and $37.7 billion for government fiscal 2002 and government fiscal 2003, respectively. We expect that a portion of each of these amounts will be allocated to information technology spending. Although the total amount to be spent for intelligence applications is classified, the most recently declassified information, which was for government fiscal 1998, indicated that the aggregate budget for federal intelligence agencies and intelligence activities was $26.7 billion. We believe that there will be further increases in spending on federal intelligence activities, which are expected to represent significant additional opportunities for us.

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  Increased simplicity of procurement. Federal governmental agencies have increasingly been able to rely on multiple contracting vehicles to procure needed services in an expedient manner. According to INPUT, the average time to procure products and services was approximately 55% less in government fiscal 2001 than it was in government fiscal 1995.

Our Core Strengths

        We strategically built our business to respond specifically to the federal information technology marketplace. We believe that our core strengths position us to respond to the long term trends and changing demands of our principal market.

  •
  Our Experienced Management Team. Our business is guided by our experienced team of five executive officers, who have an average of 20 years of executive level experience in our industry and a history of successfully growing information technology service providers. Our executive officers have served as presidents, chief operating officers and chief financial officers at Fortune 500 and industry-leading public companies. We believe that the strength of our executive team is further enhanced by our next level of senior management, which includes seven individuals with an average of 27 years of experience in managing government information technology businesses.

  •
  Our Corporate Culture. We believe our commitment to a culture of respect for clients, personnel, business partners and management is a cornerstone of our company. Our culture helps us build the relationships necessary to gain an in-depth understanding of our clients' needs, business practices and information technology and network systems. Further, we believe that our culture is a key reason that, according to data made available by a human resources consulting firm, our employee turnover rate remains low compared to other companies in our industry, helping us to maintain client domain knowledge and provide consistent service to our clients, and is an important factor in retaining clients and winning new referrals.

  •
  Focus on Information Technology Services. We deliver a full spectrum of information technology services and solutions that address challenges common to many governmental agencies and commercial companies. Our focus on end-to-end information technology solutions allows us to leverage our knowledge and experience to provide best practices across many federal government agencies and industries. We deliver these solutions through our over 1,200 employees, many of whom possess federal government security clearances and National Agency Checks that allow us to bid on and perform classified work for the federal government.

  •
  Knowledge of Federal Government Contracting and Federal Agencies. We believe that we have an in-depth knowledge of federal government contracting and the governmental agencies we serve and their procurement processes that allows us to better provide solutions for our clients' needs. We believe that the insight provided by our officers and managers allows us to design solutions that are responsive to our clients' mission critical needs.

  •
  Successful Integration of Acquired Businesses. We believe that a critical component of our success is our ability to identify, acquire and integrate companies that build or expand our suite of services to serve our clients' needs more effectively. Prior to the formation of our company in 1998, members of our management team participated in a total of 16 acquisitions. We believe that this experience provided a basis for our disciplined approach and resulting success in acquiring and integrating four companies.

Our Growth Strategy

        We have implemented the following strategies in order to reach our goal of becoming a leading provider of information technology and network solutions to our clients:

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  Maintain and expand our existing client relationships. We maintain relationships with our existing clients by adhering to our culture of respect and providing quality performance.

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  Leverage our existing client base to win new clients. We believe satisfied clients are one of our most effective marketing tools. Since we focus on technology infrastructure improvement, we are able to transfer our skills readily from client to client. We plan to continue building a network of clients and leveraging these relationships to gain access to new clients.

  •
  Pursue strategic acquisitions. We plan to continue utilizing our disciplined methodology to identify, evaluate and integrate strategic acquisitions. We have acquired and successfully integrated four businesses since 1999, which positioned us with strategically important technical skills in important client areas.

        Our principal executive offices are located at 8484 Westpark Drive, Suite 630, McLean, Virginia 22102 and our telephone number is (703) 762-0000. Our website is located at www.si-intl.com. The information on our website does not constitute part of this prospectus.

THE OFFERING

Common stock offered by SI International, Inc.	3,350,000 shares
Common stock offered by the selling stockholders	1,650,000 shares
Common stock to be outstanding after this offering	10,537,909 shares
Use of proceeds	For the repayment of debt, the repurchase of warrants and other general corporate purposes.
Risk Factors	Please read "Risk Factors" for a discussion of some of the risks that prospective purchasers of our common stock should consider.
Proposed Nasdaq National Market symbol	SIIT

        The foregoing information as to the number of shares of our common stock to be outstanding after this offering is based on shares outstanding as of June 29, 2002 and has been prepared on a pro forma basis assuming the conversion of all of our outstanding shares of preferred stock into common stock (based on an assumed public offering price of $15.00 per share), the issuance of shares of our common stock and options and warrants to purchase shares of our common stock in connection with the SI Telecom merger described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Company History" and the completion of a reverse stock split pursuant to which approximately every 10.42 shares of our common stock outstanding prior to the closing of this offering will be converted into one share of our common stock as if those transactions had occurred as of that date.

        This information excludes:

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  750,000 shares of our common stock issuable upon the exercise of the underwriters' over allotment option;

  •
  478,757 shares of common stock issuable upon the exercise of stock options outstanding under our stock option plans as of June 29, 2002 at a weighted average exercise price of $4.77 per share, calculated on a pro forma basis assuming the issuance of options to purchase shares of our common stock in connection with the SI Telecom merger as if it had occurred as of June 29, 2002, and an undetermined number of shares of common stock issuable upon exercise of options to be granted to our officers and directors at an exercise price equal to the public offering price;

  •
  additional shares of common stock reserved and available for issuance under our 2002 stock incentive plan as of June 29, 2002, plus annual increases in the number of shares that will be reserved for issuance under our 2002 stock incentive plan; and

  •
  warrants to purchase common stock that we will purchase with a portion of the net proceeds from this offering.

        Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus assumes that the underwriters' overallotment option will not be exercised and also assumes the amendment of our certificate of incorporation and bylaws, which amendment is expected to occur prior to or contemporaneously with the closing of this offering.

        Unless otherwise expressly stated or the context otherwise requires, information presented in this prospectus (other than our historical financial statements and notes thereto and other historical financial information with respect to us) as to the number of shares, options or warrants outstanding as of any date has been prepared on a pro forma basis assuming the conversion of all of the outstanding shares of our preferred stock into common stock (based on an assumed public offering price of $15.00 per share), the issuance of shares of our common stock and options and warrants to purchase shares of our common stock in connection with the SI Telecom merger and the completion of a reverse stock split pursuant to which approximately every 10.42 shares of our common stock outstanding prior to the closing of this offering will be converted into one share of our common stock as if those transactions had occurred as of that date. These transactions are expected to be completed prior to or contemporaneously with the closing of this offering.

        The number of shares of our common stock that will be issued upon conversion of our outstanding preferred stock as described above will be determined by dividing the aggregate liquidation value of that preferred stock, plus accrued and unpaid dividends, by a number which is equal to the public offering price per share of our common stock in this offering, and has been calculated based upon an assumed public offering price of $15.00 per share of common stock. Accordingly, information regarding the number of shares of common stock to be outstanding after this offering and other information that is calculated on a pro forma basis assuming the conversion of our preferred stock for common stock will change unless the actual initial public offering price in this offering is $15.00 per share.

        We generally perform our services for federal governmental agencies pursuant to both contracts and task orders. A contract may include specific work requirements for a particular job that is to be performed or may instead provide a framework that defines the scope and terms under which work may be performed in the future, in which case task orders issued from time to time set forth the specific work assignments that are to be performed under the contract. In this prospectus, references to any contract includes the task orders, if any, issued under that contract. Accordingly, information in this prospectus regarding our revenues under governmental contracts includes revenues we receive under both contracts and task orders, and references in this prospectus regarding the number of our "engagements" means specific work that we have contracted to perform pursuant to both contracts and task orders.

        Unless otherwise expressly stated or the context otherwise requires, all historical financial information presented in this prospectus with respect to us, including financial statements and notes thereto, has been prepared as if SI Telecom had been our wholly owned subsidiary for fiscal 2001 and thereafter and also assumes completion of the approximately 10.42 for one reverse stock split referred to above, but does not give effect to the conversion of our outstanding shares of preferred stock into common stock or the issuance of shares of our common stock and options and warrants to purchase shares of our common stock in connection with the SI Telecom merger. See notes 1 and 15 to our consolidated financial statements included elsewhere in this prospectus.

        Throughout this prospectus we use "government fiscal year" and "fiscal year" to describe the federal government's and our fiscal year, respectively, and statements with respect to our revenue or other financial statement items for a particular year, such as 2001, refer to our revenue or that item, as the case may be, for that fiscal year. The government's fiscal year runs from October 1 to September 30. Our fiscal year is based on the calendar year and ends each year on the Saturday closest to December 31 of that year and the first half of our fiscal year ends on the Saturday closest to June 30 of that year.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The summary financial data presented below for our 1999, 2000 and 2001 fiscal years, and as of the end of our 2000 and 2001 fiscal years, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary financial data presented below as of the end of our 1999 fiscal year is derived from our audited consolidated financial statements not included in this prospectus. The summary financial data for, and as of the end of, fiscal years 1997 and 1998 under the heading "Predecessor" are derived from the audited financial statements of SI International Application Development, Inc., formerly known as Statistica, Inc. We were founded in 1998 and acquired SI International Application Development, Inc., or SI Development on January 15, 1999. SI Development is considered our predecessor for financial reporting purposes. The summary financial data presented below for, and as of the end of, the six months ended June 30, 2001 and June 29, 2002 are derived from our unaudited financial statements included elsewhere in this prospectus and include all adjustments, consisting of normal and recurring adjustments, that we considered necessary for a fair presentation of the financial position and results of operations as of and for such periods. Financial results for any interim period are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the summary financial data presented below in conjunction with the consolidated financial statements, the notes to the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        All fiscal years shown below include 52 weeks and both six month periods shown below include 26 weeks.

	Fiscal Year					Six Months Ended
	Predecessor		SI International, Inc.
	1997	1998	1999	2000	2001	June 30, 2001	June 29, 2002
	(audited)					(unaudited)
	(dollars in thousands, except per share data)
Statement of Operations Data(1):
Revenue	$18,061	$20,174	$33,891	$120,580	$146,583	$70,659	$69,133
Total operating expenses	17,163	18,792	33,092	116,457	141,805	68,085	67,901
Income from operations	898	1,382	799	4,123	4,778	2,574	1,232
Net income (loss)(2):	522	718	111	(746)	(729)	(198)	(465)
Net income (loss) attributable to common stockholders	522	718	(140)	(2,251)	(2,781)	(1,202)	(1,554)
Earnings (loss) per common share(2)(3):
Basic earnings (loss) per share			(0.03)	(0.48)	(0.59)	(0.26)	(0.33)
Diluted earnings (loss) per share			(0.03)	(0.48)	(0.59)	(0.26)	(0.33)
Pro forma earnings (loss) per common share(2)(4) (unaudited):
Basic earnings (loss) per share			(0.02)	(0.32)	(0.39)	(0.17)	(0.22)
Diluted earnings (loss) per share			(0.02)	(0.32)	(0.39)	(0.17)	(0.22)
Balance Sheet Data (at period end)(1):
Cash and cash equivalents	$19	$3	$218	$198	$470	$229	$1,342
Working capital	1,784	2,531	(4,258)	9,599	16,103	1,460	15,086
Total assets	4,234	5,661	31,380	82,970	80,461	84,167	78,294
Total debt, including current portion	2,328	2,023	14,559	39,595	40,082	42,500	37,027
Total stockholders' equity (deficit)	(440)	315	2,601	350	(2,431)	(30)	(3,917)
Other Financial Data(1):
EBITDA(5)	$1,199	$1,444	$1,516	$8,046	$10,017	$5,069	$2,228
Capital expenditures	68	51	267	1,884	2,577	1,485	839
Net cash provided by (used in) operations	(766)	353	(116)	(874)	1,697	(1,526)	4,180
Net cash provided by (used in) investing activities	267	(48)	(16,701)	(36,215)	(2,577)	(1,485)	(839)
Net cash provided by (used in) financing activities	399	(320)	16,931	37,069	1,152	3,042	(2,469)

(1)
On January 1, 2001, we transferred our telecommunications business to SI International Telecom Corporation, or SI Telecom, a corporation owned primarily by our stockholders. We acquired the telecommunications business as part of our acquisition of SI International Engineering, Inc., formerly known as System Technology Associates, Inc., on March 9, 2000. We expect that prior to the effectiveness of this offering, SI Telecom will be merged with a wholly owned subsidiary of SI

  International Engineering, Inc. We sometimes refer to this anticipated merger as the "merger" or the "SI Telecom merger." Because of this anticipated merger, our financial statements and the other financial data with respect to us appearing in this prospectus have been prepared as if SI Telecom had become our wholly owned indirect subsidiary as of January 1, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Company History" and Note 1 to our consolidated financial statements, included elsewhere in this prospectus, for a further discussion of the anticipated merger.

(2)
For fiscal 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets" which requires that goodwill no longer be amortized. If SFAS No. 142 had been effective for the six months ended June 30, 2001, net loss would have decreased by $1.3 million to net income of $0.1 million and basic and diluted loss per common share would have decreased by $0.28 to basic and diluted earnings of $0.02 per common share.
(3)
This per share data gives effect to the approximately 10.42 for one reverse stock split which is expected to occur prior to or contemporaneously with the closing of this offering as if that transaction had occurred as of the first day of the respective periods presented.
(4)
Pro forma per share data gives effect to the approximately 10.42 for one reverse stock split, the conversion of all of our preferred stock into common stock and the issuance of additional shares of our common stock in connection with the SI Telecom merger, all of which are expected to occur prior to or contemporaneously with the closing of this offering, as if those transactions had occurred as of the first day of the respective periods presented. See note 15 to our consolidated financial statements included elsewhere in this prospectus.
(5)
EBITDA is defined as net income (loss) plus interest expense, income taxes, depreciation and amortization, certain non-cash compensation and charges resulting from changes in the fair value of our put warrants and minority interests. See Notes 11 and 13 to our consolidated financial statements, which are included elsewhere in this prospectus. EBITDA as calculated by us may be calculated differently than EBITDA for other companies. We have provided EBITDA because it is a commonly used measure of financial performance as well as to enhance an understanding of our operating results. EBITDA should not be construed as either:
•
an alternative to net income (loss), as determined in accordance with generally accepted accounting principles in the United States, as an indicator of our operating performance; or
•
an alternative to cash flows as a measure of liquidity.

RISK FACTORS

        This offering involves a high degree of risk. You should carefully consider the risks described below, as well as the other information set forth in this prospectus, before you decide to buy our common stock. The risks and uncertainties described below are not the only ones we face. Any of the risks described below could significantly and adversely affect our business, prospects, financial condition or results of operations. In that case, the trading price of our common stock could fall and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Industry

We depend on contracts with the federal government for most of our revenue, and our business would be seriously harmed if the government ceased doing business with us or significantly decreased the amount of business it does with us.

        We derived approximately 88% and 93% of our total revenue in fiscal 2001 and for the six months ended June 29, 2002, respectively, from federal government contracts, either as a prime contractor or a subcontractor. This includes approximately 45% and 47% of our total revenue in fiscal 2001 and in the six months ended June 29, 2002, respectively, that we derived, either as a prime contractor or a subcontractor, from contracts with agencies of the Department of Defense and intelligence community. We expect that we will continue to derive most of our revenue for the foreseeable future from work performed under federal government contracts. If we were suspended or prohibited from contracting with the federal government generally, or with any significant agency of the Department of Defense or the intelligence community, or if our reputation or relationship with the federal government or any significant agency of the Department of Defense or the intelligence community were impaired, or if any of the foregoing otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition and operating results would be seriously harmed.

        Our two largest contracts, in terms of revenues, are the contract with the U.S. Air Force Space Command for communications and computer infrastructure for command and control, information management and intelligence and for surveillance and reconnaissance, or C4I2SR, and the National Visa Center, or NVC, contract with the Department of State. The C4I2SR contract generated approximately 19% of our total revenues in fiscal 2001 and approximately 22% of our total revenues in the six months ended June 29, 2002, and the NVC contract generated approximately 8% of our total revenues in fiscal 2001 and approximately 11% of our total revenues in the six months ended June 29, 2002. The C4I2SR contract expires in September 2003 and the NVC contract expires in September 2004. Although the NVC contract expires in 2004, aggregate expenditures under this contract are capped at $45 million and although we believe that this $45 million ceiling will be reached before the end of government fiscal year 2003, the government has exercised its annual option to continue contracting with us for the work through the end of government fiscal year 2003. Accordingly, we believe that the government will increase the ceiling to cover at least the newly exercised option year, although there can be no assurance in that regard. We expect to recompete for both the C4I2SR and NVC contracts; however we cannot guarantee that we will win these recompetes. If we fail to win the recompete for either of these contracts or any of our other major contracts, or if the government does not increase the amount of aggregate expenditures authorized under the NVC contract, our business will be materially adversely affected.

        Additionally, our Office of Environment, Safety and Health contract for the Department of Energy expires in March 2003, at which time we expect the contract will phase down to a minor operations and maintenance role and that eligible contractors will be limited to firms meeting standards for small business classification for which we do not qualify. This contract represented approximately 5% of our total revenues in fiscal 2001 and approximately 4% of our total revenues in the six months ended June 29, 2002. Follow-on development work for the Department of Energy on this project is expected to be moved to a different office of the Department of Energy and competed under a contract vehicle for which we also do not qualify to be a prime contractor. We have an agreement to be a subcontractor for a company that is qualified to be a prime contractor for this follow-on development work, although there can be no assurance that this company will win the business.

Our business could be adversely affected by changes in budgetary priorities of the federal government.

        Because we derive a significant portion of our revenue from contracts with the federal government, we believe that the success and development of our business will continue to depend on our successful participation in federal government contract programs. Changes in federal government budgetary priorities could directly affect our financial performance. A significant decline in government expenditures, a shift of expenditures away from programs which call for the types of services that we provide or a change in federal government contracting policies, could cause federal governmental agencies to reduce their expenditures under contracts, to exercise their right to terminate contracts at any time without penalty, not to exercise options to renew contracts or to delay or not enter into new contracts. Any of those actions could seriously harm our business, prospects, financial condition or operating results. Moreover, although our contracts with governmental agencies often contemplate that our services will be performed over a period of several years, Congress usually must approve funds for a given program each government fiscal year and may significantly reduce or eliminate funding for a program. Significant reductions in these appropriations by Congress could have a material adverse effect on our business. Additional factors that could have a serious adverse effect on our federal government contracting business include:

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  changes in federal government programs or requirements;
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  budgetary priorities limiting or delaying federal government spending generally, or by specific departments or agencies in particular, and changes in fiscal policies or available funding, including potential governmental shutdowns;
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  reduction in the federal government's use of technology solutions firms; and
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  an increase in the number of contracts reserved for small businesses, or small business set asides, which could result in our inability to compete directly for these prime contracts.

Our contracts with the federal government may be terminated or adversely modified prior to completion, which could adversely affect our business.

        Federal government contracts generally contain provisions, and are subject to laws and regulations, that give the federal government rights and remedies not typically found in commercial contracts, including provisions permitting the federal government to:

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  terminate our existing contracts;
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  reduce potential future income from our existing contracts;
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  modify some of the terms and conditions in our existing contracts;
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  suspend or permanently prohibit us from doing business with the federal government or with any specific government agency;
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  impose fines and penalties;
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  subject us to criminal prosecution;
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  subject the award of some contracts to protest or challenge by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest or challenge and which may also require the government to solicit new bids for the contract or result in the termination, reduction or modification of the awarded contract;
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  suspend work under existing multiple year contracts and related task orders if the necessary funds are not appropriated by Congress;
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  decline to exercise an option to extend an existing multiple year contract; and
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  claim rights in technologies and systems invented, developed or produced by us.

        The federal government may terminate a contract with us either "for convenience" (for instance, due to a change in its perceived needs or its desire to consolidate work under another contract) or if we default by failing to perform under the contract. If the federal government terminates a contract with us for convenience, we generally would be entitled to recover only our incurred or committed costs, settlement expenses and profit on the work completed prior to termination. If the federal government terminates a contract with us based upon our default, we generally would be denied any recovery for undelivered work, and instead may be liable for excess costs incurred by the federal government in procuring undelivered items from an alternative source. As is common with government contractors, we have experienced and continue to experience occasional performance issues under some of our contracts. We may in the future receive show-cause or cure notices under contracts that, if not addressed to the federal government's satisfaction, could give the government the right to terminate those contracts for default or to cease procuring our services under those contracts.

        Our federal government contracts typically have terms of one or more base years and one or more option years. Many of the option periods cover more than half of the contract's potential term. Federal governmental agencies generally have the right not to exercise options to extend a contract. A decision to terminate or not to exercise options to extend our existing contracts could have a material adverse effect on our business, prospects, financial condition and results of operations.

        Certain of our federal government contracts also contain "organizational conflict of interest" clauses that could limit our ability to compete for certain related follow-on contracts. For example, when we work on the design of a particular solution, we may be precluded from competing for the contract to install that solution. While we actively monitor our contracts to avoid these conflicts, we cannot guarantee that we will be able to avoid all organizational conflict of interest issues.

If we fail to establish and maintain important relationships with government entities and agencies, our ability to successfully bid for new business may be adversely affected.

        To develop new business opportunities, we primarily rely on establishing and maintaining relationships with various government entities and agencies. We may be unable to successfully maintain our relationships with government entities and agencies, and any failure to do so may adversely affect our ability to compete successfully for new business.

We derive significant revenue from contracts and task orders awarded through a competitive bidding process. If we are unable to win new awards or successfully compete for renewal contracts, our business and prospects may be adversely affected.

        A significant number of our contracts with the federal government are awarded through a competitive bidding process. We expect that much of the business that we will seek in the foreseeable future will continue to be awarded through competitive bidding of new contracts and contracts subject to renewal. Recently, members of Congress and administration officials have authorized changes to the procurement process intended to increase competition among suppliers to the federal government. Budgetary pressures and reforms in the procurement process have caused many federal government clients to increasingly purchase goods and services through indefinite delivery/indefinite quantity, or ID/IQ, contracts, including General Services Administration contracts, or GSA contracts, and other government-wide acquisition contracts, or GWACs. These contracts have increased competition and pricing pressure by concentrating work under fewer contracts, and requiring competition both prior to the initial award of the contract and throughout the term of the contract in order to obtain task orders for the services we provide, requiring that we make sustained post-award marketing efforts to realize revenue under each such contract. These contracts generally approve particular contractors to provide specified goods and services to the applicable governmental agency but generally do not obligate the agency to purchase any particular amount of goods or services. To procure goods or services under the contract, the agency generally awards task orders to perform specified services or to supply specified goods pursuant to competitive bidding among approved contractors. An agency may administer an ID/IQ contract in which it procures goods and services for itself. Under the same contract, other federal agencies may also procure goods and services. These contracts are known as GWACs. When multiple prime contractors hold GWACs for the same goods and services, all of them are eligible to supply goods and services under the contract. As a result, qualified contractors often compete with each other to obtain task orders under a GWAC. Similarly, GSA contracts, including contracts commonly known as GSA Schedule contracts, are procurement contracts administered by the GSA on behalf of the entire federal government. Like GWACs, multiple contractors may be awarded GSA contracts for the same goods and services. As a result, an agency may procure goods and services from any contractor awarded the GSA contract at the prices and on the terms stated in the contract. Moreover, even if we are highly qualified to work on a particular new contract or a contract subject to renewal, we might not be awarded business because of the federal government's policy and practice of procuring goods and services from multiple contractors in order to maintain a diverse base of contractors.

        The competitive bidding process presents a number of risks, including the following:

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  we expend substantial funds, managerial time and effort to prepare bids and proposals for contracts that we may not win;

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  we may be unable to estimate accurately the resources and cost that will be required to service any contract we win, which could result in substantial cost overruns; and

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  we may encounter expense and delay if our competitors protest or challenge awards of contracts to us in competitive bidding, and any such protest or challenge could result in a requirement to resubmit bids on modified specifications or in the termination, reduction or modification of the awarded contract.

        The government contracts for which we compete typically have multiple year terms, and if we are unable to win a particular contract, we generally will be foreclosed from competing again for that contract until its expiration several years later. If we are unable to win new contract awards, our business and prospects will be adversely affected. In addition, upon the expiration of a contract, if the client requires further services of the type provided by the contract, there is frequently a competitive rebidding process. Approximately 62% of our revenues during fiscal 2001 was derived from contracts that we expect will become subject to recompetition bids prior to the end of government fiscal 2003. To date, we have only submitted recompetition bids for three of our contracts for which we are prime contractor. There can be no assurance that we will win any particular bid or recompetition bid, or that we will be able to replace business lost upon expiration or completion of a contract, and the termination or nonrenewal of any of our significant contracts or a substantial portion of our other contracts could materially harm our operating results.

Our business may suffer if our facilities or our employees are unable to obtain or retain the security clearances or other qualifications needed to perform services for our clients.

        Many of our federal government contracts require employees and facilities used in specific engagements to hold security clearances and to clear National Agency Checks and Defense Security Service checks. Many of our contracts require us to employ personnel with specified levels of education, work experience and security clearances. Depending on the level of clearance, security clearances can be difficult and time-consuming to obtain. If our employees or our facilities lose or are unable to obtain necessary security clearances or successfully clear necessary National Agency or Defense Security Service checks, we may not be able to win new business and our existing clients could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the security clearances necessary for our facilities or our employees working on a particular contract or to the extent our facilities or our employees do not successfully clear necessary National

Agency Checks or Defense Security Service checks, we may not derive the revenue anticipated from the contract, which could seriously harm our operating results.

We must comply with a variety of laws, regulations and procedures and our failure to comply could harm our operating results.

        We must observe laws and regulations relating to the formation, administration and performance of federal government contracts which affect how we do business with our clients and impose added costs on our business. For example, the Federal Acquisition Regulation and the industrial security regulations of the Department of Defense and related laws include provisions that:

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  allow our federal government clients to terminate or not renew our contracts if we come under foreign ownership, control or influence;

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  require us to disclose and certify cost and pricing data in connection with contract negotiations;

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  require us to prevent unauthorized access to classified information; and

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  require us to comply with laws and regulations intended to promote various social or economic goals.

        We are subject to industrial security regulations of the Department of Defense and other federal agencies that are designed to safeguard against foreigners' access to classified information. If we were to come under foreign ownership, control or influence, we could lose our facility security clearances, which could result in our federal government customers terminating or deciding not to renew our contracts, and could impair our ability to obtain new contracts.

        In addition, our employees often must comply with procedures required by the specific agency for which work is being performed, such as time recordation or prohibition on removal of materials from a location.

        Our failure to comply with applicable laws, regulations or procedures, including federal procurement regulations and regulations regarding the protection of classified information, could result in contract termination, loss of security clearances, suspension or prohibition from contracting with the federal government, civil fines and damages and criminal prosecution and penalties, any of which could have a material adverse effect on our business.

The federal government may revise its procurement or other practices in a manner adverse to us.

        The federal government may revise its procurement practices or adopt new contracting rules and regulations, such as cost accounting standards. It could also adopt new contracting methods relating to GSA contracts, GWACs or other government-wide contracts, or adopt new standards for contract awards intended to achieve certain social or other policy objectives, such as establishing new set-aside programs for small or minority-owned businesses. In addition, the federal government may face restrictions from new legislation or regulations, as well as pressure from government employees and their unions, on the nature and amount of services the federal government may obtain from private contractors. These changes could impair our ability to obtain new contracts or contracts under which we currently perform when those contracts are put up for recompetition bids. Any new contracting methods could be costly or administratively difficult for us to implement, and, as a result, could harm our operating results. For example, the Truthfulness, Responsibility and Accountability in Contracting Act, proposed in 2001, would have limited and severely delayed the federal government's ability to use private service contractors. Although this proposal was not enacted, it or similar legislation could be proposed at any time. Any reduction in the federal government's use of private contractors to provide federal information technology services would adversely impact our business.

Our contracts and administrative processes and systems are subject to audits and cost adjustments by the federal government, which could reduce our revenue, disrupt our business or otherwise adversely affect our results of operations.

        Federal governmental agencies, including the Defense Contract Audit Agency, or DCAA, routinely audit and investigate government contracts and government contractors' administrative processes and systems. These agencies review our performance on contracts, pricing practices and cost structure. They also review our compliance with applicable laws, government regulations, policies and standards and the adequacy of our internal control systems and policies, including our purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and any such costs already reimbursed must be refunded. Moreover, if any of our administrative processes and systems are found not to comply with the applicable requirements, we may be subjected to increased government scrutiny or required to obtain additional governmental approvals that could delay or otherwise adversely affect our ability to compete for or perform contracts. Therefore, an unfavorable outcome to an audit by the DCAA or another government agency, such as the Defense Security Service, or DSS, which verifies security compliance, could materially adversely affect our competitive position and result in a substantial reduction of our revenues. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the federal government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

Failure to maintain strong relationships with other government contractors could result in a decline in our revenue.

        We derived approximately 18% of our total revenue in fiscal 2001 and approximately 19% of our total revenue in the six months ended June 29, 2002 from contracts under which we acted as a subcontractor or from "teaming" arrangements in which we and other contractors jointly bid on particular contracts or programs. As a subcontractor or team member, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, even when we perform as required. We expect to continue to depend on relationships with other contractors for a portion of our revenue in the foreseeable future. Moreover, our revenue and operating results could be adversely affected if any prime contractor or teammate chooses to offer a client services of the type that we provide or if any prime contractor or teammate teams with other companies to independently provide those services.

The calculation of our backlog is subject to numerous uncertainties, and we may not receive the full amounts of revenue estimated under the contracts included in our backlog, which could reduce our revenue in future periods.

        Backlog is our estimate of the amount of revenue we expect to realize over the remaining life of the signed contracts and task orders we have in hand as of the measurement date. Our total backlog consists of funded and unfunded backlog. We define funded backlog as estimated future revenues under government contracts and task orders for which funding has been appropriated by Congress and authorized for expenditure by the applicable agency, plus estimated future revenues we expect to receive under signed purchase orders with commercial clients. Unfunded backlog is the difference between total backlog and funded backlog. Unfunded backlog reflects our estimate of future revenues under signed government contracts and task orders for which either funding has not been appropriated or expenditures have not been authorized. Our total backlog does not include estimates of revenue from GWAC or GSA schedules beyond signed, funded task orders, but our unfunded backlog does include estimates of revenue beyond signed, funded task orders for other types of ID/IQ contracts, including our C4I2SR contract with the U.S. Air Force Space Command.

        The calculation of backlog is highly subjective and is subject to numerous uncertainties and estimates, and there can be no assurance that we will in fact receive the amounts we have included in our backlog. Our assessment of a contract's potential value is based upon factors such as historical trends, competition and budget availability. In the case of contracts which may be renewed at the option of the applicable agency, we generally calculate backlog by assuming that the agency will exercise all of its renewal options; however, the applicable agency may elect not to exercise its renewal options. In addition, federal contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under a contract may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contact. Our estimate of the portion of backlog from which we expect to recognize revenues in fiscal 2002 or any future period is likely to be inaccurate because the receipt and timing of any of these revenues is dependent upon subsequent appropriation and allocation of funding and is subject to various contingencies, such as timing of task orders, many of which are beyond our control. In addition, we may never receive revenues from some of the engagements that are included in our backlog and this risk is greater with respect to unfunded backlog. The actual receipt of revenues on engagements included in backlog may never occur or may change because a program schedule could change, the program could be canceled, the governmental agency could elect not to exercise renewal options under a contract or could select other contractors to perform services, or a contract could be reduced, modified or terminated. We adjust our backlog on a quarterly basis to reflect modifications to or renewals of existing contracts or task orders, awards of new contracts or task orders, or approvals of expenditures. Additionally, the maximum contract value specified under a government contract or task order awarded to us is not necessarily indicative of the revenues that we will realize under that contract. We also derive revenues from ID/IQ contracts, which typically do not require the government to purchase a specific amount of goods or services under the contract other than a minimum quantity which is generally very small. If we fail to realize revenue included in our backlog, our revenues and operating results for the then current fiscal year as well as future reporting periods may be materially harmed.

Loss of our GSA contracts or GWACs would impair our ability to attract new business.

        We are a prime contractor under several GSA contracts and GWAC schedule contracts. Revenue from these contracts represented approximately 35% of our total revenues in fiscal 2001 and approximately    % of our total revenues in the six months ended June 29, 2002. We believe that our ability to continue to provide services under these contracts will continue to be important to our business because of the multiple opportunities for new engagements each contract provides. If we were to lose our position as prime contractor on one or more of these contracts, we could lose substantial revenues and our operating results could suffer. GSA contracts and other GWACs typically have a one or two-year initial term with multiple options exercisable at the government client's discretion to extend the contract for one or more years. We cannot be assured that our government clients will continue to exercise the options remaining on our current contracts, nor can we be assured that our future clients will exercise options on any contracts we may receive in the future.

Risks Related to Our Business

Our revenue and operating results could be volatile.

        Our revenue and operating results may vary significantly from quarter to quarter. In particular, if the federal government does not pass, or delays passing, an appropriation act for each government fiscal year beginning on October 1, or fails to pass a resolution maintaining current funding levels until passage of an appropriation act, federal agencies may be forced to suspend our contracts, delay payments for work performed and delay the award of new and follow-on contracts and task orders due to a lack of funding. We are unable to predict the amount and timing of equipment purchases required by the U.S. Air Force Space Command C4I2SR contract. The timing of purchases under this contract affects our revenue and operating results, sometimes substantially, and we expect that these fluctuations will continue for the term of the contract. Further, the rate at which the federal government procures technology may be negatively affected depending on priorities of presidential administrations or senior government officials. Therefore, our historical operating results may not be a good indication of our future performance. Our quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of our common stock. Our quarterly operating results may also fluctuate due to impairment of goodwill charges required by recent changes in accounting standards.

We may lose money or generate less than anticipated profits if we do not accurately estimate the cost of our performance under fixed price or time and materials contracts.

        Some of our contracts require that we perform on a fixed price basis. We derived approximately 19% of our total revenue in fiscal 2001 and approximately 16% of our total revenue in the six months ended June 29, 2002 from fixed price contracts. A fixed price contract generally provides that we will receive a specified price for our performance under the contract, regardless of the cost to us of such performance. This requires that we accurately estimate the cost that we will incur to perform our obligations under any contract at the time that we submit our proposal or offer to the applicable government agency. When making proposals for engagements on a fixed price basis, we rely on our estimates of costs and timing for completing the projects. These estimates are subject to numerous variables and uncertainties, and there can be no assurance that the costs of performing under any fixed price contract will not exceed, perhaps substantially, our estimates. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed price contracts, including costs and delays caused by factors outside our control, could make these contracts less profitable than anticipated or could cause us to incur losses, which could be substantial, on these contracts. In the past, we have from time to time incurred losses on some fixed price contracts and our profits on some fixed price contracts have been less than anticipated. Our operating results could be materially adversely affected if the actual costs of performing under these contracts exceed our estimates.

        Many of our contracts are performed on a time and materials basis. A time and materials contract typically provides that we are paid a fixed hourly rate for direct labor costs expended and reimbursed for allowable materials, costs and expenses. We derived approximately 41% of our total revenues in fiscal 2001 and approximately 44% of our total revenues for the six months ended June 29, 2002 from time and materials contracts. While these types of contracts are generally subject to less uncertainty than fixed price contracts, to the extent that our actual labor costs are higher than the contract rates, we may lose money on the contract.

Our margins and operating results may suffer if cost reimbursable contracts increase as a percentage of our total government contracts.

        In general, cost reimbursable contracts are the least profitable of our government contracts. Our cost reimbursable contracts generally provide for reimbursement of costs which are determined to be reasonable, allowable and allocable to the contract, as well as payment of a fee representing the profit margin negotiated between us and the contracting agency, which may be fixed or performance based. Time and materials contracts generally are more profitable than cost reimbursable contracts. In fiscal 2001 and the six months ended June 29, 2002, time and materials contracts represented approximately 41% and 44%, respectively, of our total revenues. Cost reimbursable contracts contributed approximately 40% of our total revenues in both fiscal 2001 and the six months ended June 29, 2002.

To the extent that cost reimbursable contracts represent an increased proportion of our total government contracts, our operating results may suffer.

Our markets are highly competitive, and many of the companies we compete against have substantially greater resources.

        We operate in highly competitive markets that include a large number of participants and involve intense competition to win contracts. Many of our competitors may compete more effectively than we can because they are larger, have greater financial and other resources, have better or more extensive relationships with government officials involved in the procurement process and have greater brand or name recognition. In order to stay competitive in our industry, we must attract and retain the highly skilled employees necessary to provide our services and keep pace with changing technologies and client preferences. In addition, some of our competitors have established alliances or strategic relationships among themselves or with third parties in order to increase their ability to address client needs. As a result, new competitors or alliances among competitors may emerge and compete more effectively than we can. There is also a significant industry trend towards consolidation which may result in the emergence of larger companies that may be better able to compete with us. If we are unable to compete effectively, our business could be materially harmed.

Our failure to attract and retain qualified employees, including our executive and senior management team, may adversely affect our business.

        Our continued success depends to a substantial degree on our ability to recruit and retain the technically skilled personnel we need to serve our clients effectively. Our business involves the development of tailored technology solutions for our clients, a process that relies heavily upon the expertise and services of our employees. Competition for skilled personnel in the information technology services industry is intense, and technology service companies often experience high attrition among their skilled employees. Recruiting and training these employees require substantial resources. Our failure to attract and retain technical personnel could increase our costs of performing our contracts, reduce our ability to meet our clients' needs, limit our ability to win new business and constrain our ability to grow.

        In addition to attracting and retaining qualified technical personnel, we believe that our success will depend on the continued employment of our executive and senior management team and its ability to generate new business and execute projects successfully. We believe that the personal reputations of our management team members and the business relationships between individual members of our management team and governmental officials involved in the procurement process and related areas are critical elements of obtaining and maintaining client engagements in our industry, particularly with agencies performing classified operations. To create and maintain these client relationships, identify potential business opportunities and establish our reputation among our current and potential clients, we depend on our senior management team. The loss of any of our senior executives could cause us to lose client relationships or new business opportunities, which could seriously harm our business.

A substantial majority of our historical growth has been due to acquisitions and we may have difficulty identifying and executing future acquisitions on favorable terms, which may adversely affect our results of operations and stock price.

        The selective pursuit of acquisitions remains one of our key growth strategies. A substantial majority of our historical growth was due to acquisitions and we cannot assure you that we will be able to identify and execute suitable acquisitions in the future on terms that are favorable to us, or at all.

        We may encounter other risks in executing our acquisition strategy, including:

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  increased competition for acquisitions which may increase the price of our acquisitions; and

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  our failure to discover material liabilities during the due diligence process, including the failure of prior owners of any acquired businesses or their employees to comply with applicable laws or regulations such as the Federal Acquisition Regulation and health, safety, employment and environmental laws, or their failure to fulfill their contractual obligations to the federal government or other clients.

        In connection with any future acquisitions, we may decide to consolidate the operations of any acquired business with our existing operations or to make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions and, in the event that any goodwill resulting from present or future acquisitions is found to be impaired, by goodwill impairment charges. As of June 29, 2002, we had approximately $39.8 of goodwill resulting from acquisitions on our balance sheet and, to the extent we make future acquisitions, the amount of goodwill could increase, perhaps substantially. Any of the businesses we acquire may also have liabilities or adverse operating issues.

        In addition, our ability to make future acquisitions may require us to obtain additional financing and we may be materially adversely affected if we cannot obtain additional financing for any future acquisitions. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions and the issuance of common stock to acquire other businesses could be dilutive to our stockholders. To the extent that we use borrowings to acquire other businesses, our debt service obligations could increase substantially and relevant debt instruments may, among other things, impose additional restrictions on our operations, require us to comply with additional financial covenants or require us to pledge additional assets to secure our borrowings.

We may have difficulty integrating the operations of any companies we acquire, which may adversely affect our results of operations.

        The success of our acquisition strategy will depend upon our ability to successfully integrate any businesses we may acquire in the future. The integration of these businesses into our operations may result in unforeseen events or operating difficulties, absorb significant management attention and require significant financial resources that would otherwise be available for the ongoing development of our business. These integration difficulties could include the integration of personnel with disparate business backgrounds, the transition to new information systems, coordination of geographically dispersed organizations, loss of key employees of acquired companies and reconciliation of different corporate cultures. For these or other reasons, we may be unable to retain key clients or to retain or renew contracts of acquired companies. Moreover, any acquired business may fail to generate the revenue or net income we expected or produce the efficiencies or cost-savings that we anticipated. Any of these outcomes could adversely affect our operating results.

If we are unable to manage our growth, our business may be adversely affected.

        Sustaining our growth has placed significant demands on our management, as well as on our administrative, operational and financial resources. If we continue to grow, we must improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to do so, or if new systems that we implement to assist in managing any future growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be adversely affected.

Systems failures may disrupt our business and have an adverse effect on our results of operations.

        Any systems failures, including failure of network, software or hardware systems, whether caused by us, a third-party service provider, unauthorized intruders and hackers, computer viruses, natural disasters, power shortages or terrorist attacks, could cause loss of data and interruptions or delays in our business or that of our clients. In addition, the failure or disruption of mail, communications or utilities could cause us to interrupt or suspend our operations or otherwise harm our business. Our property and business interruption insurance may be inadequate to compensate us for losses that may occur as a result of any system or operational failure or disruption, and insurance to cover these types of risks may not be available in the future on terms that we consider acceptable, if at all.

        The systems and networks that we maintain for our clients, although redundant in their design, could also fail. If a system or network we maintain were to fail or experience service interruptions, we might experience loss of revenue or face claims for damages or contract termination. Our liability insurance may be inadequate to compensate us for damages that we might incur and liability insurance to cover these types of risks may not be available in the future on terms that we consider acceptable, or at all.

If our subcontractors fail to perform their contractual obligations, our performance as a prime contractor and our ability to obtain future business could be materially and adversely impacted.

        Our performance of federal government contracts may involve the issuance of subcontracts to other companies to perform a portion of the work we are obligated to deliver to our clients. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely affect our ability to perform our obligations as a prime contractor. In extreme cases, a subcontractor's performance deficiency could result in the federal government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders.

Our indebtedness and debt service obligations may increase substantially and we will be subject to restriction under debt instruments.

        We intend to terminate our existing credit facility and enter into a new $50 million secured revolving credit facility contemporaneously with the closing of this offering. Although we expect that proceeds from this offering will be used to repay all borrowings under our existing credit facility, we intend to use borrowings available under our new credit facility to finance our future business needs, including acquisitions, when and if we identify suitable acquisition targets. Accordingly, after completion of this offering, the amount of our indebtedness will likely increase, perhaps substantially.

        Our indebtedness could have significant negative consequences, including:

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  increasing our vulnerability to general adverse economic and industry conditions;

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  limiting our ability to obtain additional financing;

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  requiring that a substantial portion of our cash flow from operations be applied to pay our debt service obligations, thus reducing cash available for other purposes;

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  limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and

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  placing us at a possible disadvantage compared to our competitors with less leverage or better access to capital.

        We anticipate that borrowings under our new credit facility will bear interest at variable rates based upon prevailing market interest rates, which will expose us to the risk of increased interest rates. We also anticipate that our new credit facility will require that we comply with various financial covenants and impose restrictions on us, including restrictions on, among other things, our ability to incur additional indebtedness or liens, make acquisitions and pay dividends on our capital stock.

        We anticipate the borrowings and other amounts due under our new credit facility will be secured by substantially all of our current and future tangible and intangible assets, including accounts receivable, inventory and capital stock of our existing or future subsidiaries. Our ability to obtain other debt financing may therefore be adversely affected because the lenders under our new credit facility will have a prior lien on our assets to secure amounts we owe to them. In addition, we anticipate that, upon the occurrence of specified events of default under the new credit facility, the lenders would be entitled to demand immediate repayment of all borrowings and other amounts outstanding under the facility and to realize upon the collateral pledged under the facility to satisfy our obligations to them. These events of default will include the loss by us of any material customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for further information with respect to the anticipated terms of our new credit facility.

Risks Related to this Offering

The market price of our common stock could be volatile and could decline following this offering, resulting in a substantial loss on your investment.

        Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock may never develop nor be sustained, which could adversely affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price will be determined through negotiations between us, the selling stockholders and the representatives of the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering.

        The stock market in general, and the market for technology-related stocks in particular, has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this "Risk Factors" section and others such as:

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  variations in our operating performance and the performance of other similar companies;

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  actual or anticipated fluctuations in our quarterly operating results;

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  changes in our revenue or earnings estimates or recommendations by securities analysts;

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  publication of research reports about us or our industry by securities analysts or our failure to meet analysts' projections;

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  additions and departures of key personnel;

  •
  changes in the relative proportions of our fixed price, time and materials and cost reimbursable contracts;

  •
  the extent we use subcontractors to perform services under our contracts;

  •
  strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

  •
  federal government spending levels, both generally and by our particular government clients;

  •
  the passage of legislation or other regulatory developments affecting us or our industry;

  •
  speculation in the press or investment community;

  •
  changes in the government information technology services industry;

  •
  changes in accounting principles;

  •
  terrorist acts, acts of war or periods of widespread civil unrest; and

  •
  changes in general market and economic conditions.

        In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Ownership of our stock is concentrated and this small group of stockholders may exercise substantial control over our actions.

        Immediately after completion of this offering and based on shares outstanding as of June 29, 2002, and calculated on a pro forma basis, investment partnerships managed by Frontenac Company will beneficially own approximately 41% of our outstanding common stock, or approximately 38% if the underwriters' overallotment option is exercised in full, and our officers and directors will beneficially own, in the aggregate, approximately 49% of our outstanding stock, or approximately 46% if the underwriters' overallotment option is exercised in full. The percentage of our shares to be owned by our directors and officers as set forth in the preceding sentence includes the shares owned by partnerships managed by Frontenac Company because two of our directors are affiliates of Frontenac Company and are therefore deemed to beneficially own those shares. These stockholders, if acting together, would have the ability to elect all of our directors and to determine the outcome of corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, and these partnerships will have the ability to substantially influence the election of directors and other corporate actions. This concentration of ownership may also have the effect of delaying or preventing a change in our control.

A substantial number of shares of our common stock will be eligible for sale in the near future, which could cause our common stock price to decline significantly.

        If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Immediately after completion of this offering and based on the number of our shares outstanding as of June 29, 2002, calculated on a pro forma basis as described under "Prospectus Summary—The Offering," we will have 10,537,909 outstanding shares of common stock, assuming no exercise of outstanding options. Of these shares, the shares sold in this offering will be freely tradable, approximately            additional shares of common stock will be available for sale in the public market 90 days after the date of this prospectus, and approximately             additional shares of common stock will be available for sale in the public market 180 days after the date of this prospectus following the expiration of lock-up agreements entered into by our officers, directors and some of our stockholders. Wachovia Securities, Inc., on behalf of the underwriters, may release the officers, directors and stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sale of shares in the public market. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

        Immediately after completion of this offering, holders of approximately 5,248,488 shares of our common stock will have the right to require us to register those shares under the Securities Act of 1933 for sale in the public market or to participate in subsequent registrations of our common stock. In addition, we intend to register the shares available for issuance under our stock option plans promptly upon completion of this offering.

Our management could apply the proceeds of this offering to uses that do not increase our market value or improve our operating results.

        We intend to apply approximately $                              million of our net proceeds from this offering to repay indebtedness and to repurchase outstanding warrants. We intend to use the remaining net proceeds for other general corporate purposes, which may include future acquisitions of businesses. We have not reserved or allocated the remaining net proceeds for any specific purpose, and we cannot state with certainty how our management will use the remaining net proceeds. Accordingly, our management will have considerable discretion in applying the remaining net proceeds. We may use the remaining net proceeds for purposes that do not result in any increase in our market value or improve our results of operations.

If you invest in this offering, you will experience immediate dilution.

        We expect that the initial public offering price of our common stock will be substantially higher than the net tangible book value per share of the outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution in the net tangible book value per share of the common stock. Investors who purchase shares in this offering:

  •
  will pay a price per share that substantially exceeds the per share tangible book value of our assets after subtracting our liabilities; and

  •
  will have contributed approximately    % of the total amount of our equity funding since inception but will only own approximately 47% of the shares outstanding immediately after this offering, based on shares outstanding on June 29, 2002 calculated on a pro forma basis.

        In the past, we have offered, and we expect to continue to offer, stock options to our employees. Options issued in the past have had per share exercise prices below the initial public offering price per share. As of June 29, 2002 there were 478,757 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $4.77 per share calculated on a pro forma basis assuming the issuance of options to purchase shares of our common stock in connection with the SI Telecom merger.

        In addition, we may be required, or could elect, to seek additional equity financing in the future or to issue common stock to pay all or part of the purchase price for any companies we may acquire in the future. If we issue new equity securities under these circumstances, our stockholders may experience additional dilution and the holders of any new equity securities may have rights, preferences and privileges senior to those of the holders of our common stock.

Provisions of our charter and bylaws and Delaware law make a takeover of our company more difficult.

        Our basic corporate documents and Delaware law contain provisions that might enable our management to resist an attempt to take over our company. For example, our board of directors can issue shares of common stock and preferred stock without stockholder approval, and the board could issue stock to dilute and adversely affect various rights of a potential acquiror. Other provisions of our charter and bylaws that could deter or prevent a third party from acquiring us include:

  •
  the division of our board of directors into three separate classes serving staggered three-year terms;

  •
  the absence of cumulative voting in the election of our directors, which means that the holders of a majority of the voting power of our outstanding capital stock have the power to elect all of our directors;

  •
  limitations on the ability of our stockholders to remove directors and the provisions requiring that vacancies in our board of directors must be filled by the remaining directors;

  •
  prohibitions on our stockholders from acting by written consent or calling special meetings; and

  •
  procedures for advance notification of stockholder nominations.

        We are subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, would prohibit us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder.

        The board could use these and other provisions to discourage, delay or prevent a change in the control of our company or a change in our management. These provisions might also discourage, delay or prevent an acquisition of our company at a price that you may find attractive. These provisions could also make it more difficult for you and our other stockholders to elect directors and take other corporate actions and could limit the price that investors might be willing to pay for shares of our common stock.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

        Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "expect," "anticipate," "plan," "believe," "seek," "estimate," "intend," "future" and similar words. Statements that we make in this prospectus that are not statements of historical fact may also be forward-looking statements. In particular, statements that we make in "Management's Discussion and Analysis of Financial Condition and Results of Operations" relating to our revenues, profitability and the sufficiency of contemplated sources of capital to meet our cash requirements and statements that we make in "Prospectus Summary" and "Business" as to industry trends or future periods are forward-looking statements. Forward-looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. There may be events in the future that we are not able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not undertake any obligation to notify you if we learn that our assumptions or projections are wrong for any reason. Before you invest in our common stock, you should be aware that the factors we discuss in "Risk Factors" and elsewhere in this prospectus could cause our actual results to differ materially from any forward-looking statements.

        Backlog is our estimate of the amount of future revenue we expect to realize over the remaining life of signed contracts and task orders as of the measurement date. All statements regarding the amount of our backlog are forward-looking statements and are subject to the risks and uncertainties described above and elsewhere in this prospectus.

        In addition, this prospectus contains forecasts and estimates regarding the information technology market and federal government's spending and workforce and related matters, including estimates regarding projected growth in the federal government's information technology spending, projected federal government appropriations for homeland security, intelligence, national defense and similar matters, the projected increase in outsourcing by the federal government, the aging and projected retirement of the federal government's civilian workforce and employee turnover rates at other companies in our industry. This prospectus also includes historical information regarding information technology expenditures by the federal government, time required to procure products and services by the federal government, the decline in federal executive branch civilian employees and other matters relating to the information technology market and federal government procurement. These forecasts and estimates and this historical data have been derived from publicly available information, industry publications and data compiled by independent market research firms. Although we believe this information is reliable, we have not independently verified this information and we cannot assure you that it is accurate or that the forecasts will prove correct.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of the shares of common stock we are offering will be approximately $44.7 million, or $55.2 million if the underwriters' overallotment option is exercised in full, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming a public offering price of $15.00 per share. We will not receive any proceeds from the sale of shares by the selling stockholders.

        We intend to use a portion of our net proceeds from the offering to repay borrowings outstanding under our existing credit facility, whereupon our existing credit facility will be terminated. As of June 29, 2002, we had approximately $31.5 million of borrowings outstanding under this credit facility, which bore interest at a weighted average rate of 5.1% annually. We anticipate that we will repay these borrowings in full, terminate our current credit facility and enter into a new $50.0 million revolving credit facility concurrently with the closing of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources."

        We will also use a portion of our net proceeds to repay loans from some of our stockholders. As of June 29, 2002, there was an outstanding principal amount of $5.0 million under these loans bearing interest at a rate of 8.5% per annum with a maturity date of May 31, 2007. In addition, these stockholders have agreed to extend an additional loan of up to $4.0 million, with an annual interest rate of 8.5% and a maturity date of September 18, 2008. On September 18, 2002, we received funds in the amount of $0.8 million in the first funding tranche of this loan. For a more complete discussion of these loans, see "Related Party Transactions."

        In addition, we intend to use a portion of our net proceeds to repurchase outstanding warrants that entitle the holders to purchase approximately 169,526 shares of our common stock at an exercise price equal to the price per share to the public of shares sold in this offering. We expect to pay approximately $2.5 million to repurchase these warrants.

        We intend to use the remaining net proceeds we receive from the offering for other general corporate purposes, which may include acquisitions of businesses. Although we continually evaluate opportunities to acquire businesses that are complementary to ours, we currently do not have any commitments to acquire any other company. Pending their use, we plan to invest the net proceeds in short-term marketable securities.

DIVIDEND POLICY

        We have not paid or declared any cash dividends on our common stock since our inception and do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business. The terms of the new secured credit facility that we expect to enter into concurrently with the closing of this offering will prohibit us from paying dividends on our common stock.

CAPITALIZATION

        The following table sets forth the following information as of June 29, 2002:

  •
  our current portion of notes payable and long-term debt and capitalization on a historical basis;

  •
  our pro forma current portion of notes payable and long-term debt and capitalization after giving effect to the conversion of all of the outstanding shares of our preferred stock into common stock (calculated on the basis of an assumed public offering price of $15.00 per share of our common stock) and the issuance of shares of our common stock in connection with the SI Telecom merger as if those transactions had occurred as of June 29, 2002; and

  •
  our pro forma as adjusted current portion of notes payable and long-term debt and capitalization giving effect to:

  •
  the pro forma adjustments described above;

  •
  the sale of shares of common stock by us in this offering, less the underwriting discounts and commissions and estimated offering expenses payable by us, and receipt of the estimated net proceeds from the sale of these shares, assuming an initial public offering price of $15.00 per share; and

  •
  application of a portion of our net proceeds to repay indebtedness and to repurchase warrants as described under "Use of Proceeds," assuming a repurchase price of $2.5 million for the warrants.

        This table excludes:

  •
  750,000 shares of our common stock issuable upon exercise of the underwriters' overallotment option;

  •
  478,757 shares of common stock issuable upon the exercise of stock options outstanding under our stock option plans as of June 29, 2002 at a weighted average exercise price of $4.77 per share, calculated on a pro forma basis assuming the issuance of options to purchase shares of our common stock in connection with the SI Telecom merger as if it had occurred as of June 29, 2002 and an undetermined number of shares of common stock issuable upon exercise of options to be granted to our officers and directors at an exercise price equal to the public offering price, and

  •
  additional shares of common stock reserved and available for issuance under our 2002 stock incentive plan as of June 29, 2002 plus annual increases in the number of shares that will be reserved for issuance under our 2002 stock incentive plan.

        All of the information in this table gives pro forma effect to the anticipated approximately 10.42 for one reverse split of our common stock. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus. See

"Management—Stock Option Plans" and "Description of Capital Stock" for additional information about our capitalization.

	As of June 29, 2002
	(unaudited)
	Historical	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Current portion of notes payable	$480	$480	$480
Current portion of long-term debt	2,500	2,500	—

Total current portion of notes payable and long-term debt	$2,980	$2,980	$480

Long-term debt (less current portion):
Long-term debt	$29,047	$29,047	$—
Borrowings from stockholders	5,000	5,000	—

Total long-term debt	34,047	34,047	—
Put warrants	2,543	2,543	—
Minority Interest	1,382	—	—
Redeemable cumulative preferred stock, $0.01 par value; 35,000 shares authorized; 21,372 shares issued and outstanding, historical, including accrued and unpaid preferred dividends of $4,897; no shares issued and outstanding, pro forma or pro forma as adjusted	26,269	—	—
Stockholders' equity (deficit):
Preferred stock, $0.01 par value; no shares authorized, historical; shares authorized pro forma and pro forma as adjusted; no shares issued and outstanding, historical, pro forma or pro forma as adjusted	—	—	—
Common stock, $0.01 par value; 6,718,374 shares authorized, historical; shares authorized pro forma; and shares authorized pro forma as adjusted; 4,683,667 shares issued and outstanding, historical; 7,187,909 shares issued and outstanding, pro forma (a); and 10,537,909 shares issued and outstanding, pro forma as adjusted (a)	47	72	105
Additional paid-in capital	—	27,626	72,325
Deferred compensation	(580)	(580)	(580)
Accumulated deficit	(3,384)	(3,384)	(4,184)

Total stockholders' equity (deficit)	(3,917)	23,734	67,667

Total capitalization	$60,324	$60,324	$67,667

(a)
Pro forma and pro forma as adjusted share data give effect to the conversion of all the outstanding shares of our preferred stock (including accrued and unpaid dividends through August 15, 2002) and the issuance of shares of our common stock in connection with the SI Telecom merger as if the SI Telecom merger had occurred as of June 29, 2002. Our financial statements present pro forma share data to give effect to the conversion of all the outstanding shares of our preferred stock (including accrued and unpaid dividends through June 29, 2002) and the issuance of shares of our common stock in connection with the SI Telecom merger as if the SI Telecom merger had occurred as of June 29, 2002.

DILUTION

        Our net tangible book deficit as of June 29, 2002, after giving pro forma effect to the conversion of our outstanding shares of preferred stock into common stock, the approximately 10.42 for one reverse stock split of our outstanding common stock and the issuance of shares of our common stock in the SI Telecom merger as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations" as if these transactions had occurred as of that date, was approximately $16.1 million, or $2.24 per share of common stock. Net tangible book deficit per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

        Dilution per share to new investors represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. As of June 29, 2002, after giving pro forma effect to the conversion of our outstanding shares of preferred stock into common stock, the approximately 10.42 for one reverse stock split of our outstanding common stock and the issuance of shares of our common stock in the SI Telecom merger as if such transactions had occurred as of that date and to:

  •
  the sale by us of 3,350,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share,

  •
  the deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and

  •
  the application of our estimated net proceeds to repay indebtedness and repurchase the warrants as described under "Use of Proceeds,"

our pro forma net tangible book value would have been approximately $27.8 million, or $2.64 per share. The assumed initial public offering price of $15.00 per share exceeds $2.64 per share, which is the per share pro forma value of our total tangible assets less total liabilities as of June 29, 2002 after giving pro forma effect to the issuance of shares in this offering and the other transactions described above. This represents an immediate increase in pro forma net tangible book value of $4.88 per share to existing stockholders. Accordingly, new investors in the offering will suffer an immediate dilution of their investment of approximately $12.36 per share. The table below illustrates this per share dilution as of June 29, 2002:

Assumed initial public offering price per share	$15.00
Pro forma net tangible book value per share after giving effect to the conversion of our outstanding shares of preferred stock into common stock, the reverse stock split and the issuance of shares of common stock in the SI Telecom merger	(2.24)
Increase in pro forma net tangible book value per share attributable to new investors	4.88

Pro forma as adjusted net tangible book value per share after giving effect to the offering and the application of the net proceeds to repay indebtedness and repurchase warrants	2.64
Pro forma net tangible book value per share dilution to new stockholders	$12.36

        The following table summarizes, as of June 29, 2002, and after giving pro forma effect to the conversion of our outstanding shares of preferred stock into common stock, the approximately 10.42 for one reverse stock split of our outstanding common stock and the issuance of shares of our common stock in the SI Telecom merger as if such transactions had occurred as of that date, the difference between the number of shares of common stock purchased from us, the total consideration paid for such shares and the average price per share paid by existing stockholders and by new investors. As shown in the following table, new investors will contribute    % of the total consideration paid to us in exchange for shares of our stock, in exchange for which they will own 37.3% of our outstanding shares of common stock as of June 29, 2002 calculated on a pro forma basis as described above. The calculation below is based on the assumed initial offering price of $15.00 per share, before deducting underwriting discounts and commissions and our estimated expenses for this offering:

	Shares Purchased		Total Consideration
							Average Price Per Share
	Number	Percent	Amount		Percent
Existing Stockholders	5,642,403	62.7%	$			%	$
New Investors	3,350,000	37.3		50,250,000				15.00

Total	8,992,403	100.0%			$100.0%

        If the underwriters' overallotment option is exercised in full, the number of shares held by new investors will increase to 5,750,000 shares, or approximately 51% of the total number of shares of common stock outstanding immediately after this offering based upon            shares outstanding as of June 29, 2002 and calculated on a pro forma basis as described above.

        As of June 29, 2002 and assuming completion of the SI Telecom merger and the reverse stock split as of that date, there would have been options outstanding under our stock plans to purchase a total of 478,757 shares of our common stock at a weighted average exercise price of $4.77 per share. Since June 29, 2002, we have granted options to purchase 20,000 additional shares of our common stock at a weighted average exercise price of $            per share. To the extent outstanding options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected financial data presented below for our 1999, 2000 and 2001 fiscal years, and as of the end of our 2000 and 2001 fiscal years, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data presented below as of the end of our 1999 fiscal year is derived from our audited consolidated financial statements not included in this prospectus. The selected financial data for, and as of the end of, fiscal years 1997 and 1998 under the heading "Predecessor" are derived from the audited financial statements of SI International Application Development, Inc., formerly known as Statistica, Inc. We were founded in 1998 and acquired SI International Application Development, Inc., or SI Development on January 15, 1999. SI Development is considered our predecessor for financial reporting purposes. The selected financial data presented below for, and as of the end of, the six months ended June 30, 2001 and June 29, 2002 are derived from our unaudited financial statements included elsewhere in this prospectus and include all adjustments, consisting of normal and recurring adjustments, that we considered necessary for a fair presentation of the financial position and results of operations as of and for such periods. Financial results for any interim period are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the selected financial data presented below in conjunction with the consolidated financial statements, the notes to the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        Our fiscal year is based on the calendar year and ends each year on the Saturday closest to December 31 of that year. All fiscal years shown below include 52 weeks and both six month periods shown below include 26 weeks.

	Fiscal Year					Six Months Ended
	Predecessor		SI International, Inc.
	1997	1998	1999	2000	2001	June 30, 2001	June 29, 2002
	(audited)					(unaudited)
	(dollars in thousands, except per share data)
Statement of Operations Data(1):
Revenue	$18,061	$20,174	$33,891	$120,580	$146,583	$70,659	$69,133
Costs and expenses:
Direct costs	11,136	12,060	20,731	71,868	87,071	42,506	41,264
Indirect costs	5,873	6,670	11,646	40,509	49,495	23,084	25,641
Depreciation	154	62	198	992	1,653	701	996
Amortization	—	—	517	3,088	3,586	1,794	—

Total operating expenses	17,163	18,792	33,092	116,457	141,805	68,085	67,901
Income from operations	898	1,382	799	4,123	4,778	2,574	1,232
Other income (expense)	147	—	2	(157)	—	—	—
Interest expense	(262)	(245)	(419)	(4,023)	(3,451)	(1,912)	(1,354)
Minority interests	—	—	—	—	(144)	(69)	(77)
Change in fair value of put warrants	—	—	—	(265)	(1,255)	(461)	(391)

Income (loss) before provision for income taxes	783	1,137	382	(322)	(72)	132	(590)
Provision (benefit) for income taxes	261	419	271	424	657	330	(125)

Net income (loss) (2)	522	718	111	(746)	(729)	(198)	(465)

Dividends on redeemable cumulative preferred stock	—	—	251	1,505	2,052	1,004	1,089

Net income (loss) attributable to common stockholders	$522	$718	$(140)	$(2,251)	$(2,781)	$(1,202)	$(1,554)

Earnings (loss) per common share(2)(3):
Basic earnings (loss) per share			$(0.03)	$(0.48)	$(0.59)	$(0.26)	$(0.33)
Diluted earnings (loss) per share			(0.03)	(0.48)	(0.59)	(0.26)	(0.33)
Pro forma earnings (loss) per common share(2)(4) (unaudited):
Basic earnings (loss) per share			(0.02)	(0.32)	(0.39)	(0.17)	(0.22)
Diluted earnings (loss) per share			(0.02)	(0.32)	(0.39)	(0.17)	(0.22)
Balance Sheet Data (at period end)(1):
Cash and cash equivalents	$19	$3	$218	$198	$470	$229	$1,342
Working capital	1,784	2,531	(4,258)	9,599	16,103	1,460	15,086
Total assets	4,234	5,661	31,380	82,970	80,461	84,167	78,294
Total debt, including current portion	2,328	2,023	14,559	39,595	40,082	42,500	37,027
Total stockholders' equity (deficit)	(440)	315	2,601	350	(2,431)	(30)	(3,917)
Other Financial Data(1):
EBITDA(5)	$1,199	$1,444	$1,516	$8,046	$10,017	$5,069	$2,228
Capital expenditures	68	51	267	1,884	2,577	1,485	839
Net cash provided by (used in) operations	(766)	353	(116)	(874)	1,697	(1,526)	4,180
Net cash provided by (used in) investing activities	267	(48)	(16,701)	(36,215)	(2,577)	(1,485)	(839)
Net cash provided by (used in) financing activities	399	(320)	16,931	37,069	1,152	3,042	(2,469)

(1)
On January 1, 2001, we transferred our telecommunications business to SI International Telecom Corporation, or SI Telecom, a corporation owned primarily by our stockholders. We acquired the telecommunications business as part of our acquisition of SI International Engineering, Inc., formerly known as System Technology Associates, Inc., on March 9, 2000. We expect that prior to the effectiveness of this offering, SI Telecom will be merged with a wholly owned subsidiary of SI International Engineering, Inc. We sometimes refer to this anticipated merger as the "merger" or the "SI Telecom merger." Because of this anticipated merger, our financial statements and the other financial data with respect to us appearing in this prospectus have been prepared as if SI Telecom had become our wholly owned indirect subsidiary as of January 1, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Company History" and Note 1 to our consolidated financial statements, included elsewhere in this prospectus, for a further discussion of the anticipated merger.

(2)
For fiscal 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets" which requires that goodwill no longer be amortized. If SFAS No. 142 had been effective for the six months ended June 30, 2001, net loss would have decreased by $1.3 million to net income of $0.1 million and basic and diluted loss per common share would have decreased by $0.28 to basic and diluted earnings of $0.02 per common share.

(3)
This per share data gives effect to the approximately 10.42 for one reverse stock split which is expected to occur prior to or contemporaneously with the closing of this offering as if that transaction had occurred as of the first day of the respective periods presented.

(4)
Pro forma per share data gives effect to the approximately 10.42 for one reverse stock split, the conversion of all of our preferred stock into common stock and the issuance of additional shares of our common stock in connection with the SI Telecom merger, all of which are expected to occur prior to or contemporaneously with the closing of this offering, as if those transactions had occurred as of the first day of the respective periods presented. See note 15 to our consolidated financial statements included elsewhere in this prospectus.

(5)
EBITDA is defined as net income (loss) plus interest expense, income taxes, depreciation and amortization, certain non-cash compensation and charges resulting from changes in the fair value of our put warrants and minority interests. See Notes 11 and 13 to our consolidated financial statements which are included elsewhere in this prospectus. EBITDA as calculated by us may be calculated differently than EBITDA for other companies. We have provided EBITDA because it is a commonly used measure of financial performance as well as to enhance an understanding of our operating results. EBITDA should not be construed as either:

•
an alternative to net income (loss), as determined in accordance with generally accepted accounting principles in the United States, as an indicator of our operating performance; or

•
an alternative to cash flows as a measure of liquidity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the "Selected Consolidated Financial Data" and the consolidated financial statements and related notes included elsewhere in this prospectus. This section of this prospectus contains forward-looking statements that involve substantial risks and uncertainties, such as statements about our plans, objectives, expectations and intentions. We use words such as "expect," "anticipate," "plan," "believe," "seek," "estimate," "intend," "future" and similar expressions to identify forward-looking statements. In particular, statements that we make in this section relating to the sufficiency of anticipated sources of capital to meet our cash requirements are forward- looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including as a result of some of the factors described below and in the section titled "Risk Factors." You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

        Backlog is our estimate of the amount of future revenue we expect to realize over the remaining life of our signed contracts and task orders as of the measurement date. Accordingly, all statements regarding the amount of our backlog are forward-looking statements and are subject to the risks and uncertainties referred to above and elsewhere in this prospectus.

        Our fiscal year is based on a calendar year and ends each year on the Saturday closest to December 31 of that year. As a result, our fiscal year may be comprised of 52 or 53 weeks. Our 1999, 2000 and 2001 fiscal years each had 52 weeks and the first six months of our 2000 and 2001 fiscal years each had 26 weeks.

Overview

        We are a provider of information technology and network solutions primarily to the federal government. Our clients include the U.S. Air Force Space Command, U.S. Army, the Department of State, the Immigration and Naturalization Service and the intelligence community. In addition, we provide our services to a small number of commercial entities. We combine our technological and industry expertise to provide a full spectrum of state-of-the-practice solutions and services, from design and development to implementation and operations, to assist our clients in achieving their missions. Our service offerings focus primarily on our clients' mission-critical needs in the areas of:

  •
  information technology applications;
  •
  systems engineering;
  •
  network and telecommunications engineering; and
  •
  outsourcing.

        In fiscal 2001 and the six months ended June 29, 2002, we received 88.4% and 92.7%, respectively of our revenues from services we provided to various departments and agencies of the federal government and 11.6% and 7.3% respectively of our total revenues from work performed for commercial entities. The following table shows our revenues from the client groups listed as a percentage of total revenue. Revenue data for the Department of Defense includes revenue generated from work performed under engagements for both the Department of Defense and the intelligence community.

	Fiscal Year			Six Months Ended
	1999	2000	2001	June 30, 2001	June 29, 2002
Department of Defense	11.3%	39.8%	45.0%	41.6%	47.3%
Federal civilian agencies	82.3	47.4	43.4	45.8	45.4
Commercial entities	6.4	12.8	11.6	12.6	7.3

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

        We have derived a substantial majority of our revenues from governmental contracts under which we act as a prime contractor. We also provide services indirectly as a subcontractor. We intend to focus on retaining and increasing the percentage of our business as prime contractor because it provides us with stronger client relationships. The following table shows our revenues as prime contractor and as subcontractor as a percentage of our total revenue for the following periods:

	Fiscal Year			Six Months Ended
	1999	2000	2001	June 30, 2001	June 29, 2002
Prime contract revenue	79.5%	81.4%	82.1%	79.9%	81.2%
Subcontract revenue	20.5	18.6	17.9	20.1	18.8

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

        Our services are provided under three types of contracts: cost reimbursable, time and materials and fixed price contracts. The following table shows our revenues from each of these types of contracts as a percentage of our total revenue for the following periods:

	Fiscal Year			Six Months Ended
	1999	2000	2001	June 30, 2001	June 29, 2002
Cost reimbursable	24.6%	36.7%	39.9%	36.6%	40.3%
Time and materials	49.4	41.6	41.2	41.9	43.7
Fixed price	26.0	21.7	18.9	21.5	16.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

        Under cost reimbursable contracts, we are reimbursed for costs which are determined to be reasonable, allowable and allocable to the contract, and paid a fee representing the profit margin negotiated between us and the contracting agency, which may be fixed or performance based. Under cost reimbursable contracts we recognize revenues and an estimate of applicable fees earned as costs are incurred. We consider fixed fees under cost reimbursable contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For performance-based fees under cost reimbursable contracts, we recognize the relevant portion of the expected fee to be awarded by the client at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the client regarding performance. In general, cost reimbursable contracts are the least profitable of our government contracts. In fiscal 2001, and the six months ended June 29, 2002, approximately 39.9% and 40.3%, respectively, of our revenues were derived from cost reimbursable contracts.

        Under time and materials contracts, we are reimbursed for labor at fixed hourly rates and generally reimbursed separately for allowable materials, costs and expenses. To the extent that our actual labor costs under a time and materials contract are higher or lower than the billing rates under the contract, our profit under the contract may either be greater or less than we anticipated or we may suffer a loss under the contract. We recognize revenues under time and materials contracts by multiplying the number of direct labor hours expended by the contract billing rates and adding the effect of other billable direct costs. In general, we realize a higher profit margin on work performed under time and materials contracts than cost reimbursable contract. In fiscal 2001 and the six months ended June 29, 2002, 41.2% and 43.7%, respectively, of our revenues were derived from time and materials contracts.

        Under fixed price contracts, we perform specific tasks for a fixed price. Compared to cost reimbursable and time and materials contracts, fixed price contracts generally offer higher profit margin opportunities but involve greater financial risk because we bear the impact of cost overruns in return for the full benefit of any cost savings. We generally do not undertake complex, high-risk work, such as software development, under fixed price terms. Fixed price contracts may include either a product delivery or specific service performance throughout a period. Revenue on fixed price contracts under which we render services throughout a period is recognized as the service is provided. For fixed price contracts that provide for the delivery of a specific product with related client acceptance provisions, revenues and associated contract costs are recognized upon product delivery and client acceptance. In fiscal 2001 and the six months ended June 29, 2002, approximately 18.9% and 16.0%, respectively, of our revenues were derived from fixed price contracts.

        If we anticipate a loss on a contract, we provide for the full amount of anticipated loss at the time of that determination.

        Our most significant expense is direct cost, which consists primarily of direct labor costs for program personnel and direct expenses incurred to complete contracts, including cost of materials and subcontract efforts. Our ability to predict accurately the number and types of personnel, their salaries, and other costs, can have a significant impact on our direct cost.

        The allowability of certain direct and indirect costs in federal contracts is subject to audit by the client, usually through the DCAA. Certain indirect costs are charged to contracts and paid by the client using provisional, or estimated, indirect rates which are subject to later revision based on the government audits of those costs.

        Approximately 62% of our revenue during fiscal 2001 was derived from contracts that we expect will become subject to recompetition bids prior to the end of government fiscal 2003. We actively monitor our relationships with our clients during our engagements, as well as the quality of the service we provide, to assist in our efforts to win recompetition bids. In addition, we strive to maintain good relationships with a wide variety of government contractors.

Company History

        SI International, Inc. was incorporated on October 14, 1998. Since January 1999 we have completed four acquisitions intended to implement our strategy of assembling core technical competencies and a base of government contracts through acquisitions. These acquired companies had aggregate revenues of approximately $105 million, measured for the 12 months prior to the respective acquisition dates. Through each of these acquisitions, we built and expanded our information technology capabilities and expanded our client relationships. All of these acquisitions were accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses have been included in our financial statements from their respective acquisition dates.

        On January 15, 1999, we purchased all of the outstanding common stock of Statistica, Inc. for approximately $5.0 million in cash and subordinated notes. Statistica was a company that specialized in mission-critical information technology outsourcing and software application development. We allocated approximately $5.1 million of the purchase price and related acquisition costs to goodwill and intangible assets. In April 2002, we changed Statistica's name to SI International Application Development, Inc.

        On July 9, 1999, we purchased all of the outstanding common stock of WPI, Inc. for approximately $3.1 million in cash and subordinated notes plus             shares of our common stock (as adjusted for the approximately 10.42 for one stock split to be completed immediately prior to the closing of this offering). WPI was a company that specialized in developing learning and knowledge systems. We acquired WPI in order to perform post-delivery support of information technology systems. We allocated approximately $3.6 million of the purchase price and related acquisition costs to goodwill and intangible assets. In April 2002, we changed WPI, Inc.'s name to SI International Learning, Inc.

        On November 19, 1999, we purchased all of the outstanding common stock of Noblestar Federal Systems, Inc., for approximately $11.0 million in cash and subordinated notes. NFSI provided information technology consulting to the federal government market. We allocated approximately $9.4 million of the purchase price and related acquisition costs to goodwill and intangible assets. In April 2002, we changed NFSI's name to SI International Consulting, Inc.

        On March 9, 2000, we purchased all of the outstanding common stock of System Technology Associates, Inc., for approximately $37.8 million in cash and subordinated notes. STA was a company that specialized in the delivery of systems engineering, applications development, and network and telecommunications engineering to the defense and intelligence community, with particular emphasis on military space applications. This acquisition gave us a presence in Colorado Springs, Colorado, a hub for the nation's military space applications. We allocated approximately $28.9 million of the purchase price and related acquisition costs to goodwill and intangible assets. As required by SEC regulations, we have included financial statements for STA elsewhere in this prospectus. In April 2002, we changed STA's name to SI International Engineering, Inc.

        On January 1, 2001, we sold SI Engineering's telecommunications assets to SI International Telecom Corporation, a company under common ownership with us, as part of our determination to capitalize on the perceived growth opportunity in the commercial telecommunications market at the time by allowing the business of providing telecommunication solutions to develop in a focused manner through a separate company. In exchange for those assets, we received shares of SI Telecom's capital stock. We also received an option and a warrant to purchase shares of SI Telecom's capital stock. Subsequently, we determined that, as a result of changed market conditions, it was no longer in the best interests of our stockholders to grow and develop a business focused on the commercial telecom market. As a result, we made the decision in                        , 2002 to merge SI International Telecom back into SI International, allowing us to redirect SI Telecom's resources to our core government contracting business. We intend to complete a merger in which SI Telecom will become our wholly owned indirect subsidiary. We expect the merger to be completed prior to the closing of this offering.

        Pursuant to the merger, we will issue shares of our common stock in exchange for all outstanding shares of SI Telecom's common stock and junior preferred stock that we do not own. In addition, we will assume all options to purchase shares of SI Telecom's common stock by converting all options to purchase shares of SI Telecom's common stock into options to purchase our common shares. Assuming the consummation of the merger on August 15, 2002, we would have issued 732,143 shares of our common stock in exchange for SI Telecom's common stock and junior preferred stock and we would have granted options to purchase 55,279 additional shares of our common stock at a weighted average exercise price of approximately $            per share. In addition, outstanding warrants to purchase SI Telecom common stock will be converted into warrants to purchase 26,502 shares of our common stock at an exercise price of $            per share. We intend to apply a portion of the net proceeds from this offering to repurchase all of these warrants, together with all of the other outstanding warrants to purchase our common stock, as described under "Use of Proceeds".

        Following the merger and prior to the closing of this offering, we expect to issue shares of our common stock upon conversion of all outstanding shares of our preferred stock. The number of common shares to be issued will be equal to the aggregate liquidation value of our preferred shares (which is $1,000 per share, plus all accrued and unpaid dividends at the time of the conversion) divided by a number which is equal to the initial public offering price per share of our common stock set forth on the cover page of this prospectus divided by approximately 10.42, which reflects the anticipated occurrence of the reverse stock split. Immediately following the share exchange and prior to the closing of this offering, we intend to effect an approximately 10.42 for one reverse stock split of our common stock. All share amounts, including the number of authorized, issued and outstanding shares, the exercise price and number of shares subject to stock options and warrants and earnings per share have been adjusted to reflect the anticipated reverse split.

        As described in note 1 to our consolidated financial statements included elsewhere in this prospectus, our historical financial statements (including the notes thereto) and the other historical financial data with respect to us appearing in the following discussion has been prepared as if SI Telecom had been our wholly owned subsidiary for all of fiscal 2001 and thereafter. However, as described in Note 15 to our consolidated financial statements, our historical financial statements (including the notes thereto) and other historical financial data with respect to us appearing in this prospectus does not give effect to the anticipated issuance of shares of our common stock upon conversion of shares of our preferred stock or the issuance of shares of our common stock and options and warrants to purchase our common stock in connection with the SI Telecom merger. See note 15 to our consolidated financial statements included elsewhere in this prospectus.

Results of Operations

        The following table sets forth certain items from our consolidated statements of operations as a percent of revenues for the periods indicated.

	Fiscal Year			Six Months Ended
	1999	2000	2001	June 30, 2001	June 29, 2002
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Direct costs	61.1	59.6	59.4	60.2	59.7
Indirect costs	34.4	33.6	33.8	32.7	37.1
Depreciation	0.6	0.8	1.1	1.0	1.4
Amortization	1.5	2.6	2.4	2.5	—

Total operating expenses	97.6	96.6	96.7	96.4	98.2
Income from operations	2.4	3.4	3.3	3.6	1.8
Other income (expense)	—	(0.1)	—	—	—
Interest expense	(1.3)	(3.3)	(2.4)	(2.7)	(2.0)
Minority interests	—	—	(0.1)	(0.1)	(0.1)
Change in fair value of put warrants	—	(0.2)	(0.8)	(0.7)	(0.6)

Income (loss) before provision for income taxes	1.1	(0.2)	—	0.1	(0.9)
Provision for income taxes	0.8	0.4	0.5	0.4	(0.2)

Net income (loss)	0.3%	(0.6% )	(0.5% )	(0.3% )	(0.7% )

        We anticipate that we will be required to recognize special charges relating to the outstanding warrants to acquire our capital stock through the date of their repurchase. Under the terms of our warrant agreement, the warrant holders have a right to require us to redeem the warrants for cash. Contemporaneously with the closing of this offering, we intend to repurchase for cash the outstanding warrants. Under Generally Accepted Accounting Principles, or GAAP, we are required to report the changes in market values of the warrants as a charge in our statement of operations. Based on current negotiations with the warrant holders, management expects to be able to redeem the warrants for between approximately $2.5 million in cash. However, the actual redemption price of the warrants and, as a result, the amount of the anticipated additional charge could be greater or less than these estimated amounts. See Note 11 to our consolidated financial statements included elsewhere in this prospectus.

        In connection with the repayment of the existing credit facility with a portion of the proceeds of this offering, we expect to write down approximately $0.7 million of previously deferred debt arrangement fees. This will be reflected as a charge in the fourth quarter of fiscal 2002.

Six months ended June 29, 2002 compared to six months ended June 30, 2001

        Revenue.    For the six months ended June 29, 2002, our revenues decreased 2.2% to $69.1 million from $70.7 million for the same period in 2001. This decrease was attributable primarily to a $4.3 million decline in commercial work and a $1.8 million decline in revenue from winding up a low margin contract acquired in connection with the acquisition of STA. Revenues from work under governmental contracts, which is our core business, increased 7.7% to $64.1 million from $59.5 million for the same period in 2001. This increase was attributable primarily to an increase in our outsourcing activities. Commercial revenues decreased 46.0% to $5.0 million for the six months ended June 29, 2002 from $9.3 million for the same period in 2001. This decrease was attributable primarily to our de-emphasis of commercial work.

        Direct costs.    Direct costs include direct labor and other direct costs such as materials and subcontracts. Generally, changes in direct costs are correlated to changes in revenue as resources are consumed in the production of that revenue. For the six months ended June 29, 2002, direct costs decreased 2.9% to $41.3 million from $42.5 million for the same period in 2001. This decrease was attributable primarily to the decline in revenue. As a percentage of revenue, direct costs were 59.7% for the six months ended June 29, 2002 as compared to 60.2% for the same period in 2001. This decrease was attributable primarily to the winding up of a low profit contract acquired in connection with the acquisition of STA.

        Indirect costs.    Indirect costs include fringe benefits, facilities, selling, bid and proposal, indirect labor and other discretionary costs. For the six months ended June 29, 2002, indirect costs increased 11.1% to $25.6 million from $23.1 million for the same period in 2001. This increase was attributable primarily to the following items: a $2.0 million charge incurred in connection with management's decision not to pursue collection of certain amounts contractually due from a customer and $0.9 million of legal and settlement costs including $0.4 million of settlement costs related to the SI Engineering litigation, $0.3 million in legal costs incurred in connection with the SI Telecom Merger and with the remaining representing legal fees associated with other litigation and legal proceedings. As a percent of revenue, indirect costs, excluding the $2.9 million of charges described above, were 32.9% for the six months ended June 29, 2002 as compared to 32.7% for the same period in 2001. Including these items, indirect costs were 37.1% of revenues for the six months ended June 29, 2002 as compared to 32.7% of revenues for the same period in 2001.

        Depreciation.    For the six months ended June 29, 2002, depreciation increased 42.1% to $1.0 million from $0.7 million for the same period in 2001. This increase was attributable primarily to our investment to modernize and standardize our information technology infrastructure to support future growth. As a percentage of revenue, depreciation was 1.4% for the six months ended June 29, 2002 as compared to 1.0% for the same period in 2001.

        Amortization.    In compliance with SFAS 142, Goodwill and Other Intangible Assets, we discontinued the amortization of goodwill effective December 30, 2001. Accordingly, there was no amortization for the six months ended June 29, 2002 compared to $1.8 million for the same period in 2001.

        Income from operations.    For the six months ended June 29, 2002, income from operations decreased 52.1% to $1.2 million from $2.6 million for the same period in 2001. This decrease was attributable primarily to the increase in indirect costs as described above, partially offset by the discontinuance of goodwill amortization. Excluding the $2.9 million of charges included within indirect costs incurred in the six months ended June 29, 2002 and $1.8 million of goodwill amortization incurred in the six months ended June 30, 2001, income from operations would have decreased 6.8% to $4.1 million for the six months ended June 29, 2002 from $4.4 million for the same period in 2001.

        Interest expense.    For the six months ended June 29, 2002, interest expense declined 29.2% to $1.4 million from $1.9 million for the same period in 2001. This decline was attributable primarily to the significant decline in interest rates and repayment of debt. As a percentage of revenue, interest expense was 2.0% for the six months ended June 29, 2002 as compared to 2.7% for the same period in 2001.

        Provision for income taxes.    The benefit from income tax was $0.1 million in the six months ended June 29, 2002, compared to a provision of $0.3 million for the comparable period in 2001. The change in the provision for income taxes for the six months ended June 29, 2002 compared to the same period in 2001 relates primarily to the implementation of SFAS 142 and the cessation of goodwill amortization for book purposes; significant amounts of goodwill remain deductible for tax purposes.

Fiscal year 2001 compared to fiscal year 2000

        Revenue.    For fiscal 2001, revenues increased 21.6% to $146.6 million from $120.6 million in fiscal 2000. This increase was attributable primarily to an increase in revenues received for work performed in all areas of our service offerings, including significant increases in the revenues we received from several large contracts, and the inclusion of a full year of results of operations from SI Engineering, which we acquired on March 9, 2000. Revenues from work under governmental contracts, which is our core business, increased        % to $             million in fiscal 2001 from $             million in fiscal 2000. This increase was attributable primarily to             . Commercial revenues decreased        % to $             million in fiscal 2001 from $             million in fiscal 2000. This decrease was attributable primarily to            .

        Direct costs.    For fiscal 2001, direct costs, including direct labor and other direct costs such as materials and subcontracts, increased 21.2% to $87.1 million from $71.9 million in fiscal 2000. This increase was attributable primarily to direct costs necessary to support our growth in revenue, particularly increased direct labor costs as a result of a highly competitive labor market. As a percentage of revenue, direct costs were 59.4% in fiscal 2001 compared to 59.6% in fiscal 2000.

        Indirect costs.    For fiscal 2001, indirect costs, including fringe benefits, selling, bid and proposal costs, facilities costs, indirect labor costs and other discretionary costs, increased 22.2% to $49.5 million from $40.5 million in fiscal 2000. This increase was attributable primarily to indirect costs necessary to support our revenue growth and direct labor and other direct costs. As a percentage of revenue, indirect costs were 33.8% in fiscal 2001 compared to 33.6% in fiscal 2000.

        Depreciation.    For fiscal 2001, depreciation increased 66.6% to $1.7 million from $1.0 million in fiscal 2000. This increase was attributable primarily to our investment in the restructuring and upgrading of our information technology and systems infrastructure. As a percentage of revenue, depreciation was 1.1% of revenue in fiscal 2001 compared to 0.8% in fiscal 2000.

        Amortization.    For fiscal 2001, amortization increased 16.1% to $3.6 million from $3.1 million in fiscal 2000. This increase was attributable primarily to the inclusion of a full year of amortization of the goodwill incurred as a result of our acquisition of SI Engineering on March 9, 2000. As a percentage of revenue, amortization was 2.4% in fiscal 2001 compared to 2.6% in fiscal 2000.

        Income from operations.    For fiscal 2001, income from operations increased 15.9% to $4.8 million from $4.1 million in fiscal 2000. This increase was attributable primarily to the increased profitability in our mission-critical outsourcing activities and consulting practice. As a percentage of revenue, income from operations decreased to 3.3% in fiscal 2001 from 3.4% in fiscal 2000.

        Interest expense.    For fiscal 2001, interest expense decreased 14.2% to $3.5 million from $4.0 million the year before. This decrease was attributable primarily to the significant decline in interest rates during the period and the reduction in the amount of debt outstanding under our credit agreement. As a percentage of revenue, interest expense was 2.4% in fiscal 2001 compared to 3.3% in fiscal 2000.

        Provision for income taxes.    The provision for income taxes increased from $0.4 million in fiscal 2000 to $0.7 million in fiscal 2001. Our fiscal 2001 tax provision represents an effective tax rate which is greater than the federal statutory rate of 34% due to nondeductible charges for put warrants and goodwill amortization.

Fiscal year 2000 compared to fiscal year 1999

        Revenue.    For fiscal 2000, revenues increased 255.8% to $120.6 million from $33.9 million in fiscal 1999. This growth was due primarily to an increase in our revenues due to our acquisitions of SI Learning on July 9, 1999, SI Consulting on November 19, 1999, and SI Engineering on March 9, 2000 and to a lesser extent, revenue growth resulting from new contracts prior to these acquisitions and our recompete win for the National Visa Center contract. Revenues from work under governmental contracts, which is our core, business, increased        % to $             million in fiscal 2000 from $             million in fiscal 1999. This increase was attributable primarily to            . Commercial revenues decreased         % to $             million in fiscal 2000 from $             million in fiscal 1999. This decrease was attributable primarily to            .

        Direct costs.    For fiscal 2000, direct costs increased 246.7% to $71.9 million from $20.7 million in fiscal 1999. This increase was attributable primarily to direct costs incurred to support the increase in revenue over the same period. As a percentage of revenue, direct costs were 59.6% in fiscal 2000 compared to 61.1% in fiscal 1999.

        Indirect costs.    For fiscal 2000, indirect costs increased 247.8% to $40.5 million from $11.6 million in fiscal 1999. This increase was attributable primarily to both the growth in revenue and the growth in direct costs. As a percentage of revenue, indirect costs were 33.6% in fiscal 2000 compared to 34.4% in fiscal 1999.

        Depreciation.    For fiscal 2000, depreciation increased 401.0% to $1.0 million from $0.2 million in fiscal 1999. This increase was attributable primarily to depreciation resulting from our acquisition activities and the capital expended to acquire and implement the information technology infrastructure required to integrate these companies and provide for future growth requirements. As a percentage of revenue, depreciation increased to 0.8% in fiscal 2000 from 0.6% in fiscal 1999.

        Amortization.    For fiscal 2000, amortization increased 497.3% to $3.1 million from $0.5 million in the prior fiscal year. This increase was attributable primarily to the aforementioned acquisitions. As a percentage of revenue, amortization increased to 2.6% in fiscal 2000 from 1.5% in fiscal 1999.

        Income from operations.    For fiscal 2000, income from operations increased 416.0% to $4.1 million from $0.8 million in the prior year. This increase was attributable primarily to the growth in revenue. As a percentage of revenue, income from operations increased to 3.4% in fiscal 2000 from 2.4% in fiscal 1999. This performance improvement was attributable primarily to the increased overall profitability of our contracts as a result of a change in margins.

        Interest expense.    For fiscal 2000, interest expense increased 860.1% to $4.0 million from $0.4 million in the prior year. This increase was attributable primarily to the increase in debt incurred to finance our acquisition activities. As a percentage of revenue, interest expense increased to 3.3% in fiscal 2000 from 1.3% in fiscal 1999.

        Provision for income taxes.    The provision for income taxes increased from $0.3 million in fiscal 1999 to $0.4 million in fiscal 2000 primarily due to an increase in the effective income tax rate.

Supplemental Quarterly Information

        The following table sets forth quarterly unaudited consolidated financial data for the fiscal quarters of 2000 and 2001 and the first two quarters of fiscal 2002, expressed in dollars and as a percentage of total revenues for the respective periods. We believe that this unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for each period. Interim financial results for any quarter are not necessarily indicative of the results that may be expected for the full fiscal year. All of the fiscal quarters reflected in the following table had thirteen weeks.

        Some unevenness of revenue from quarter to quarter exists primarily because of the timing of purchases of materials necessary to perform certain obligations under our C4I2SR contract with U.S. Air Force Space Command. In addition, the increase in revenue in the second quarter of fiscal 2000 was due primarily to our acquisition of SI Engineering, which closed on March 9, 2000.

	Fiscal Year 2000				Fiscal Year 2001				Fiscal Year 2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	(dollars in thousands)
Revenue	$18,378	$32,114	$32,663	$37,425	$33,112	$37,547	$35,334	$40,590	$33,726	$35,407
Costs and expenses:
Direct costs	10,898	19,332	18,751	22,887	19,504	23,002	20,282	24,283	19,408	21,856
Indirect costs	6,267	10,308	11,532	12,402	11,170	11,914	12,296	14,115	11,718	13,923
Depreciation	120	265	249	358	293	408	424	528	481	515
Amortization	397	897	897	897	897	897	897	895	—	—

Total operating expenses	17,682	30,802	31,429	36,544	31,864	36,221	33,899	39,821	31,607	36,294

Income (loss) from operations	696	1,312	1,234	881	1,248	1,326	1,435	769	2,119	(887)
Other income (expense)	—	—	—	(157)	—	—	—	—	—	—
Interest expense	(517)	(1,152)	(1,162)	(1,192)	(995)	(917)	(892)	(647)	(697)	(657)
Minority interests	—	—	—	—	(34)	(35)	(37)	(38)	(38)	(39)
Change in fair value of put warrants	(19)	(82)	(82)	(82)	(495)	34	(283)	(511)	(90)	(301)
Provision (benefit) for income taxes	316	287	389	(568)	122	208	281	46	564	(689)

Net income (loss)	$(156)	$(209)	$(399)	$18	$(398)	$200	$(58)	$(473)	$730	$(1,195)

	Fiscal Year 2000				Fiscal Year 2001				Fiscal Year 2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Direct costs	59.3	60.2	57.4	61.2	58.9	61.3	57.4	59.8	57.6	61.7
Indirect costs	34.0	32.1	35.3	33.0	33.7	31.7	34.8	34.8	34.7	39.3
Depreciation	0.7	0.8	0.8	1.0	0.9	1.1	1.2	1.3	1.4	1.5
Amortization	2.2	2.8	2.7	2.4	2.7	2.4	2.5	2.2	—	—

Total operating expenses	96.2	95.9	96.2	97.6	96.2	96.5	95.9	98.1	93.7	102.5

Income (loss) from operations	3.8	4.1	3.8	2.4	3.8	3.5	4.1	1.9	6.3	(2.5)
Other income (expense)	—	—	—	(0.4)	—	—	—	—	—	—
Interest expense	(2.8)	(3.6)	(3.6)	(3.2)	(3.0)	(2.4)	(2.6)	(1.6)	(2.1)	(1.9)
Minority interests	—	—	—	—	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Change in fair value of put warrants	(0.1)	(0.3)	(0.3)	(0.2)	(1.5)	0.1	(0.8)	(1.3)	(0.3)	(0.9)
Provision (benefit) for income taxes	1.7	0.9	1.2	(1.5)	0.4	0.6	0.8	0.1	1.6%	(1.9)

Net income (loss)	(0.8)%	(0.7)%	(1.3)%	0.1%	(1.2)%	0.5%	(0.2)%	(1.2)%	2.2%	(3.5)

Liquidity and Capital Resources

        Our primary liquidity needs are the financing of working capital, capital expenditures and acquisitions. We have historically relied primarily on cash flow from operations, borrowings under our credit facility and from some of our stockholders and the sale of common and preferred stock to provide for our cash needs.

        Net cash provided by (used in) operations was $4.2 million for the six months ended June 29, 2002, $1.7 million for fiscal 2001, ($0.9) million for fiscal 2000 and ($0.1) million for fiscal 1999. Cash provided by operations in the six months ended June 29, 2002 was attributable to depreciation, amortization and other non cash items of $1.2 million and an increase in working capital of $3.0 million. Cash provided by operations in fiscal 2001 was attributable to depreciation and amortization of $5.2 million and a change in fair value of put warrants of $1.3 million offset in part by a net loss of $0.7 million and an increase of $4.1 million in cash to fund operating activities. Cash used in operations in fiscal 2000 was attributable to net loss of $0.8 million and an increase of $4.2 million in cash to fund operating activities offset in part by depreciation and amortization of $4.1 million. Cash used in operations in fiscal 1999 was attributable to net income of $0.1 million and depreciation and amortization of $0.7 million, offset in part by an increase in working capital of $0.9 million.

        Cash used in investing activities was $0.8 million for the six months ended June 29, 2002, $2.6 million in fiscal 2001, $36.2 million in fiscal 2000 and $16.7 million in fiscal 1999. In the six months ended June 29, 2002 we invested $0.8 million in capital assets. In fiscal 2001, we invested $2.6 million in capital assets. In fiscal 2000, we invested $1.9 million in capital assets and $34.3 million to acquire businesses. In fiscal 1999, we invested $0.3 million in capital assets and $16.4 million to acquire businesses.

        Cash provided by (used in) financing activities was ($2.5) million for the six months ended June 29, 2002, $1.2 million in fiscal 2001, $37.1 million in fiscal 2000 and $16.9 million in fiscal 1999. Cash used in financing activities for the six months ended June 29, 2002 was attributable to the net repayment of long term debt under our credit facility of $2.2 million and repayments of seller notes of $1.0 million offset by an increase in bank overdrafts of $0.7 million. Cash provided by financing activities in fiscal 2001 was attributable to the proceeds from the issuance of exchangeable notes in the amount of $5.0 million to the unitholders, including Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership, of SI International, L.L.C., our principal stockholder, net borrowings against our line of credit of $0.2 million and increase in bank overdrafts of $0.9 million, offset by repayments of notes payable of $3.4 million and repayments of long-term debt of $1.5 million. Cash provided by financing activities in fiscal 2000 was attributable to the proceeds from issuance of preferred stock of $15.1 million, proceeds from shareholder advance of $1.1 million, proceeds from bank borrowings of $22.0 million, net borrowings against our revolving credit facility of $9.4 million and decrease in bank overdrafts of $0.2 million, offset in part by repayment of notes payable of $9.9 million and repayments of long-term debt of $0.8 million. Cash provided by financing activities in fiscal 1999 was attributable to the proceeds from the sale of common stock of $2.3 million, proceeds from the sale of preferred stock of $6.3 million, proceeds from notes payable of $7.0 million and net borrowings against our revolving credit facility of $1.2 million.

        Cash and cash equivalents as of June 29, 2002 and as of the end of fiscal years 2001, 2000 and 1999 were $1.3 million, $0.5 million, $0.2 million and $0.2 million, respectively.

        In May 2001, we borrowed $5.0 million from certain stockholders. The outstanding principal balance of this loan was $5.0 million at June 29, 2002. This loan bears interest at a rate of 8.5% per annum and matures on May 31, 2007. We intend to repay this loan in full with a portion of our proceeds from this offering.

        We are party to a bank credit facility that, as of June 29, 2002, consisted of an $18.0 million revolving line of credit, $13.8 million of outstanding senior loans and $5.0 million of outstanding subordinated loans. Borrowings under the revolving credit facility bear interest at a floating rate equal to the London Interbank Offered Rate, or LIBOR, plus 3.25% and mature in 2006. The senior subordinated loans bear interest at a floating rate equal to LIBOR plus 3.5% and mature in 2006. The subordinated loans bear interest at a floating rate equal to LIBOR plus 5.5% and mature in 2007. At June 29, 2002, we had approximately $31.5 million of total borrowings and approximately $0.9 million of letters of credit outstanding under this facility. The weighted average interest rate on borrowings under this credit facility for the six months ended June 29, 2002 was 5.6% per annum. In connection with entering into this facility in March 2000, we issued warrants to purchase approximately 169,526 shares of our common stock at an exercise price of            per share to one of the lending banks. As described in the next paragraph, we intend to terminate this credit facility concurrently with the closing of this offering. See Note 9 to our accompanying consolidated financial statements included elsewhere in this prospectus for further information regarding our current credit facility.

        As described under "Use of Proceeds", we intend to apply a portion of the proceeds from this offering to repay all borrowings outstanding under our existing credit facility, whereupon that credit facility will be terminated. We are currently negotiating and immediately following the closing of this offering, we intend to enter into a new $50.0 million secured revolving credit facility with Wachovia

Bank, N.A. acting as Administration Agent for a consortium of lenders. We anticipate that any letters of credit outstanding under our existing credit facility will be replaced with letters of credit issued under the new facility.

        We anticipate that borrowings under the new credit facility will become due and payable, and that the new credit facility will terminate, approximately three years after we first enter into that credit facility, except that we will have the right, subject to specified terms and conditions, to extend the maturity of the credit facility for one year. We anticipate that the new credit facility will permit us, subject to our compliance with financial and nonfinancial covenants and customary conditions, to make up to $50.0 million of revolving credit borrowings and will also provide for the issuance of letters of credit, although the amount of available revolving credit borrowings will be reduced by the amount of any outstanding letters of credit issued under the facility. We anticipate that borrowings outstanding under the facility will, at our option, bear interest either at floating rates equal to LIBOR plus a spread ranging from 200 to 250 basis points or a specified base rate plus a spread ranging from 100 to 150 basis points, with the exact spread determined upon the basis of our ratio of outstanding indebtedness to our earnings before interest, taxes, depreciation and amortization, as defined in the credit facility.

        We expect that we and each of our existing and future subsidiaries will be jointly and severally liable with respect to the payment of all borrowings and other amounts due and performance of all obligations under the new credit facility. We anticipate that the new credit facility will be secured by a pledge of substantially all of our current and future tangible and intangible assets, as well as those of our current and future subsidiaries, including accounts receivable, inventory and capital stock of our existing and future subsidiaries. We expect that the new credit facility will require us to make mandatory prepayments of outstanding borrowings, with a corresponding reduction in the maximum amount of borrowings available under the facility, with net proceeds from certain insurance recoveries and asset sales, and with 100% of the net proceeds from the issuance of debt securities, and with 50% of the net proceeds from certain equity issuances (excluding this offering, future underwritten public offerings of our common stock pursuant to an effective registration statement and certain other equity issuances) subject to specified exceptions. We also anticipate that the new credit facility will include a number of restrictive covenants including, among other things, limitations on our leverage and capital expenditures, requirements that we maintain minimum ratios of cash flow to fixed charges and of cash flow to interest, prohibitions on payment of dividends on our capital stock, limitations on our ability to enter into mergers, acquisitions or sales of substantially all of our assets, and prohibitions on certain transactions among our subsidiaries and affiliated companies. We also anticipate that the new credit facility will contain standard events of default, including, among other events, any transaction resulting in a new stockholder or group of stockholders acquiring control of our board of directors or ownership of greater than 40% of our outstanding capital stock, any material default by us under any material government contract to which we are a party, the suspension of our ability to enter into contracts with the federal, state or local governments generally, or the loss by us of any material customer. See "Risk Factors—Our indebtedness and debt service obligations may increase substantially and we will be subject to restrictions under debt instruments." The new credit facility is contingent upon successful completion of this offering. The description of some of the anticipated terms of our new credit facility reflects our expectations as of the date of this prospectus. However, the actual terms of the new credit facility may differ from those described in this prospectus.

        We currently anticipate that cash flow from operations, borrowings which we anticipate will be available under our new credit facility and our proceeds from this offering remaining after repayment of indebtedness and the repurchase of warrants as described under "Use of Proceeds" will be sufficient to meet our presently anticipated capital needs for at least the next twelve months, but may be insufficient to provide funds necessary for any future acquisitions we may make, whether during the next twelve months or thereafter. To the extent that we require additional funds, whether for acquisitions or otherwise, we may seek additional equity or debt financing. Such financing may not be available to us on terms that are acceptable to us, if at all, and any equity financing may be dilutive to our stockholders. To the extent that we obtain additional debt financing, our debt service obligations will increase and the relevant debt instruments may, among other things, impose additional restrictions on our operations, require us to comply with additional financial covenants or require us to pledge assets to secure our borrowings.

        We have only one contract that generated more than 10% of our revenues for the six months ended June 29, 2002 or fiscal year 2001, 2000 or 1999. For the six months ended June 29, 2002, fiscal 2001 and fiscal 2000, revenues from our C4I2SR contract with the U.S. Air Force Space Command represented approximately 22.4%, 19.3% and 14.0%, respectively, of total revenues.

        Financial data for all of our subsidiaries are included in our consolidated financial statements.

Critical Accounting Policies and Estimates

        Our significant accounting policies are described in Note 2 to our accompanying consolidated financial statements. We consider the accounting policies related to revenue recognition to be critical to the understanding of our results of operations. These policies are also described in the overview section of "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our critical accounting policies also include the areas where we have made what we consider to be particularly difficult, subjective or complex judgments in making estimates, and where these estimates can significantly impact our financial results under different assumptions and conditions. We prepare our financial statements in conformity with generally accepted accounting principles in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could be different from these estimates.

  Revenue Recognition

        Our accounting policy regarding revenue recognition is written to comply with the following criteria: (1) a contract has been executed; (2) the contract price is fixed and determinable; (3) delivery of services or products has occurred; and (4) collectibility of the contract price is considered probable and can be reasonably estimated. Compliance with these criteria may require us to make significant judgments and estimates.

        For cost reimbursable contracts with fixed fees and our fixed price contracts, we estimate the applicable fees earned as costs are incurred or services are provided. This process requires estimation of the contemplated level of effort to accomplish the tasks under contract, the cost of the effort and ongoing assessment towards completing the contract. We utilize a number of management processes to monitor contract performance and revenue estimates, including monthly in-process reviews. For cost reimbursable contracts with performance-based fees, we estimate the applicable fees earned based on historical experience and performance evaluations from our customers. Occasionally, facts may develop that require revisions to estimated total costs or revenues expected. The cumulative effect of any such revisions are recorded in the period in which the facts requiring the revision become known. The full amount of anticipated losses on any contract type are recognized in the period in which they become known.

        In addition, certain indirect costs are charged to contracts and paid by the client using provisional, or estimated, indirect rates that are subject to later revision based on government audits. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and any such costs already reimbursed must be refunded.

Effect of Recently Issued Accounting Standards

        In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, or SFAS 133, as amended by Statement of Financial Accounting Standards Nos. 137 and 138, Accounting for Derivative Instruments and Hedging Activities. This statement, as amended, establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal years beginning after June 15, 2000.

        In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations, or SFAS 141, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or SFAS 142. SFAS 141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being reclassified into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill.

        SFAS 142 requires the use of the non-amortization approach to account for purchased goodwill and certain related intangibles. Under the non-amortization approach, goodwill and certain related intangibles will not be amortized into results of operations, but instead will be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain related intangibles exceeds its fair value.

        We adopted the provisions of each statement beginning with our 2002 fiscal year. The adoption of these accounting standards resulted in a reclassification of the previously identified intangible asset, assembled workforce, into goodwill and the cessation of goodwill amortization commencing in our 2002 fiscal year. The carrying value of assembled workforce and goodwill was $4.9 million and $34.9 million, respectively, as of December 29, 2001. Amortization related to goodwill was approximately $3.6 million in fiscal year 2001. SFAS No. 142 requires a two-step approach in assessing goodwill for impairment and then measuring impairment, if it exists. We completed the first step in the determination of whether an impairment exists during the quarter ended June 29, 2002. Our analysis indicates that no impairment of goodwill existed; however, future impairment reviews may result in the recognition of such impairment.

        In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS 144, which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 establishes a single accounting model, based on the framework established in Statement of Financial Accounting Standards No. 121, or SFAS 121, for recognition and measurement of the impairment of long-lived assets to be held and used, the measurement of long-lived assets to be disposed of by sale and for segments of a business to be disposed of. SFAS 144 supercedes SFAS 121 and also supercedes APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement is effective for fiscal years beginning after December 15, 2001. We adopted this standard on December 30, 2001 and adoption of the new standard did not have a material impact on our financial position or results of operations.

BUSINESS

Overview

        We are a provider of information technology and network solutions primarily to the federal government. In addition, we provide our services to a small number of commercial entities. Our clients include the U.S. Air Force Space Command, U.S. Army, the Department of State, the Immigration and Naturalization Service and the intelligence community. We combine our technological and industry expertise to provide a full spectrum of state-of-the-practice solutions and services, from design and development to implementation and operations, to assist our clients in achieving their missions. Our service offerings focus primarily on our clients' mission-critical needs in the areas of:

  •
  information technology applications;

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  systems engineering;

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  network and telecommunications engineering; and

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  outsourcing.

        Our business is guided by our experienced team of five executive officers, who have an average of 20 years of executive level experience in our industry. Our next level of senior management is comprised of seven individuals who have an average of 27 years of experience in managing government information technology businesses. We provide our full suite of services through our workforce of over 1,200 employees. Approximately 61% of these employees hold federal government security clearances or have passed National Agency Checks. Approximately 23% of our employees hold Top Secret security clearances. A significant portion of our employees who hold Top Secret security clearances also hold Sensitive Compartmental Information clearances, which permit us to bid on highly classified projects.

        Our broad set of contract vehicles gives us extensive reach and enables us to deliver a full range of our services and solutions to the federal government. As of June 29, 2002, we had over 500 active engagements. The strength of our service offerings and information technology expertise allows us to maintain substantial relationships with clients, some of whom have been clients of ours, or of one of our acquired businesses, for over 15 years. In fiscal 2001 and in the six months ended June 29, 2002, we derived approximately 82% and 81%, respectively, of our revenue from contracts on which we acted as prime contractor. Acting as a prime contractor provides us with stronger client relationships and visibility and access to new work that are not available when acting as a subcontractor. Our total backlog as of June 29, 2002 was approximately $238.6 million, of which approximately $113.2 million was funded. See "—Backlog" for a discussion of how we calculate backlog.

The Federal Government Technology Services Market

        The ongoing modernization of the federal government's information systems and communication networks is increasing its demand for information technology services. According to INPUT, an independent market research firm, federal government information technology spending is projected to increase from $36.4 billion in government fiscal 2001 to $60.3 billion in government fiscal 2006, representing a compound annual growth rate of approximately 10.6%. However, we believe that many information technology requirements are not specifically included in the information technology portion of the federal government's budget.

        We believe the following industry trends will also continue to drive the federal government technology services market:

        Increased federal government reliance on outsourcing.    We believe that the federal government is increasingly turning to the information technology industry to execute support processes and functions that were traditionally performed in-house. In October 2001, the General Accounting Office, or GAO,

published a report stating that, of the total federal government fiscal 2000 information technology expenditures of $42.3 billion, the federal government purchased $13.4 billion of information technology services from outside contractors, compared to $3.7 billion in 1990, representing a compound annual growth rate of 13.7%. According to INPUT, from government fiscal 1991 through government fiscal 2001 the number of federal executive branch civilian employees decreased from 2.2 million to 1.8 million. We believe that the rapid pace of technological innovations and the federal government's increasing reliance on complex information technology infrastructure combined with a decline in executive branch civilian employees make it increasingly difficult for many governmental agencies to operate and upgrade their information technology systems. We expect that several trends will contribute to the federal government's increasing use of service providers to fulfill a larger portion of its information technology responsibilities and we believe that we will continue to gain new engagements to the extent that the federal government increases its reliance on outsourcing for its information technology needs. These trends include:

        The aging of the federal government's workforce.    In April 2001, the GAO estimated that approximately 31% of employees working in 24 federal agencies in 1998 will be eligible to retire by 2006 and that approximately half of those eligible employees will actually retire by the end of 2006. In the same report, the GAO concluded that the federal government's human capital challenges are adversely affecting the ability of many agencies to carry out their missions.

        Increased federal government emphasis on competitive sourcing.    The current administration has made competitive sourcing a major initiative of its management agenda. According to the President's Management Agenda for government fiscal 2002, nearly half of all U.S. government employees perform tasks that are available in the commercial marketplace. To the extent that the federal government workforce declines, we believe that the federal government will have a growing need for entities offering the technical skills, familiarity with government processes and procedures and skilled personnel to meet the diverse information technology needs of the various federal government agencies.

        Increased spending on homeland security and intelligence.    In the wake of the terrorist attacks on September 11, 2001, there has been an increased emphasis on homeland security, intelligence and national defense, including protecting critical infrastructure. On September 18, 2001, Congress enacted a $40.0 billion emergency supplemental appropriation bill for these purposes. In addition, as of April 30, 2002, the administration has proposed increasing the funding for homeland security from $16.0 billion in government fiscal 2001 to $19.5 billion and $37.7 billion for government fiscal 2002 and government fiscal 2003, respectively. We expect that a portion of each of these amounts will be allocated to information technology spending. As part of this additional proposed spending, on April 18, 2002 the government announced a new Unified Command, the U.S. Northern Command, which is headquartered in Colorado Springs, Colorado. The U.S. Northern Command is responsible for homeland security.

        Although the total amount to be spent for intelligence applications is classified, the most recently declassified information, which was for government fiscal 1998, indicated that the aggregate budget for federal intelligence agencies and intelligence activities was $26.7 billion. We believe that there will be further increases in spending on federal intelligence activities, which are expected to represent significant additional opportunities for us.

        Increased simplicity of procurement.    Through changes that began with the Federal Acquisition Streamlining Act of 1994, or FASA 94, the federal government has developed a variety of accelerated contracting methods. Federal governmental agencies have increasingly been able to rely on multiple contracting vehicles to procure needed services in an expedient manner. According to INPUT, the average time to procure products and services was approximately 55% less in government fiscal 2001 than it was in government fiscal 1995. For example, in government fiscal 2001, the Department of

Transportation awarded a series of GWAC contracts, known as STATUS, which permit some procurements to be completed within a 72-hour timeframe.

Our Core Strengths

        We strategically built our business to respond specifically to the federal information technology marketplace. We believe that our core strengths position us to respond to the long term trends and changing demands of our market.

Our Experienced Management Team

        Our business is guided by our experienced team of five executive officers who have an average of 20 years of executive level experience in our industry and a history of successfully growing information technology service providers. Our principal founders, Ray Oleson and Walter Culver, each have more than 32 years of managerial experience in our industry. Our executive officers have served as presidents, chief operating officers, and chief financial officers at Fortune 500 and industry-leading public companies. Our executive officers also have strong backgrounds in identifying, acquiring and integrating businesses. Members of our management team have acquired and successfully integrated, in the aggregate, 20 businesses, four of them since our formation in 1998. In addition to our strong team of executive officers, our next level of senior management is comprised of seven individuals who have an average of 27 years experience in managing government information technology businesses.

Our Corporate Culture

        Our corporate culture is based on respect for clients, personnel, business partners and management. We view our commitment to this culture of respect as a cornerstone of our company. We believe that our culture helps us build the relationships necessary to gain an in-depth understanding of our clients' needs, business practices and information technology and network systems. Further, we believe our culture is a key reason that, according to data made available by a human resources consulting firm, our employee turnover rate remains low compared to other companies in our industry, helping us to maintain client domain knowledge and provide consistent service to our clients. Further, we believe that our commitment to respect, combined with quality of performance, is an important factor in retaining clients and winning new contracts.

Focus on Information Technology Services

        We deliver a full spectrum of information technology services and solutions that address challenges common to many federal government agencies and commercial companies. Our capabilities position us to capitalize on the federal government's increasing demand for information technology services. We integrate our technical areas of expertise into comprehensive solutions covering information technology applications, systems engineering, network and telecommunications engineering and outsourcing. Our focus on end-to-end information technology solutions allows us to leverage our knowledge and experience to provide best practices across many federal government agencies and industries.

        Our skilled employees use their advanced technological training and extensive experience to implement our state-of-the-practice solutions. We deliver these solutions through our over 1,200 employees, many of whom possess security clearances and National Agency Checks that allow us to bid on and perform classified work for the federal government.

Knowledge of Federal Government Contracting and Federal Agencies

        We believe that we have an in-depth knowledge of federal government contracting and the governmental agencies we serve and their procurement processes that allows us to better provide solutions for our clients' needs. Our experienced team of executive officers and senior managers brings to us their many years of experience and extensive contacts in the industry. They provide us with an understanding of our clients' needs and procedures, as well as valuable mission-specific information. We believe that the insight provided by our officers and managers allows us to design solutions that are responsive to our clients' mission-critical needs.

Successful Integration of Acquired Businesses

        We believe that a critical component of our success is our ability to identify, acquire and integrate companies that build or expand our suite of services to serve our clients' needs more effectively. Prior to the formation of our company in 1998, members of our management team participated in a total of 16 acquisitions. We believe that this experience provides a basis for our disciplined approach to identifying acquisition candidates and integrating acquired companies. By integrating corporate infrastructures such as marketing and sales, accounting, human resources and internal networks, we can save the expense of redundant functions. In addition, by integrating operations, we establish a corporate-wide mission which can reduce internal competition and promote the cross-selling of newly augmented skill sets to increase our client base.

        Within the 15-month period from January 1999 to March 2000, we identified, acquired and integrated four federal government information technology services companies with aggregate revenues of approximately $105 million, measured for the 12 months prior to the respective acquisition dates. Through each of these acquisitions, we built and expanded our information technology capabilities and expanded our client relationships. We applied our disciplined acquisition processes to integrate the acquired companies and successfully grew these businesses.

Our Growth Strategy

        We have implemented the following strategies in order to reach our goal of becoming a leading provider of information technology and network solutions to our clients:

  •
  Maintain and expand our existing client relationships. We maintain relationships with our existing clients by adhering to our culture of respect and providing quality performance. We believe this helps us win renewals of our engagements. In addition, we use our knowledge of our clients' needs to identify additional opportunities and cross-sell new services to them.

  •
  Leverage our existing client base to win new clients. We believe satisfied clients are one of our most effective marketing tools. Since FASA 94 went into effect, client referrals have become a crucial component of expedited procurement processes and are key to our winning new contracts. Since we focus on technology infrastructure improvement, we are able to transfer our skills readily from client to client. We plan to continue building a network of clients and leveraging these relationships to gain access to new clients. We are also launching a Major Programs initiative through which we intend to compete for large contracts over longer procurement periods. We believe that favorable client referrals are strategically important to our winning these opportunities.

  •
  Pursue strategic acquisitions. We plan to continue utilizing our disciplined methodology to identify, evaluate and integrate strategic acquisitions. We have acquired and successfully integrated four businesses since 1999, which positioned us with strategically important technical skills in important client areas. For example, in mid-1999 we recognized that functional skills in military space applications in Colorado Springs would be an important growth area. We acquired SI Engineering, headquartered in Colorado Springs, which positions us to respond to the recent formation of the U.S. Northern Command which is headquartered in that city.

Our Areas of Practice

        We provide information technology and network solutions that address four broad areas of client needs:

  •
  information technology applications;

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  systems engineering;

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  network and telecommunications engineering; and

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  outsourcing.

        We service these four areas of client need through the following eight practice areas.

        Software Development.    Our software development practice delivers custom software integrated with commercial off-the-shelf products to meet our clients' software requirements. We bring an understanding of complex software development and integration techniques for detailed design, implementation, testing, configuration control and documentation. We also provide enterprise-wide data management as well as testing and independent verification and validation services. Our technical staff is skilled in state-of-the-practice technologies such as C++, J2EE, Power Builder and Oracle Tools.

        Systems Consulting.    Our systems consulting practice supports the modeling, simulation and prototyping of solutions. Our work includes feasibility studies, strategic planning, systems development consulting, quality assurance, project management, organizational assessment, system and transition planning and acquisition support. To aid us in our work, we utilize state-of-the-practice technologies such as enterprise architecture modeling tools and StarSafe, a software tool suite we developed for use in designing secure system solutions.

        eSolutions.    Our eSolutions practice delivers software implementation services that web-enable legacy applications intended to leverage an organization's utilization of the worldwide web (internet, intranet or extranet) to facilitate its business strategies and processes. We provide our clients with feasibility studies, system planning, systems development, migration planning, quality assurance, systems integration and user training. Our technical staff utilizes tools such as Microsoft.Net, Oracle Tools and Microsoft Visual Basic and Front Page, to help them deliver software integration services.

        Information Security.    Our information security practice delivers analyses, methods and technologies that enable our clients to secure their information against unauthorized access and service disruption. Our solutions are designed to protect and defend information systems against malicious actions, reduce the threat to system security and proactively manage risk. We provide security policy and procedure development, threat determination and risk assessment, vulnerability analysis, system security engineering, network defense, secure document processing, applications and web security, security evaluation and accreditation and training.

        Learning Solutions.    Our learning solutions practice designs, develops and delivers training and performance support to meet our clients' individual and organizational learning and performance needs. We provide distance learning, web-based training, computer-based training, instructor-led training, electronic performance support, performance-centered interface design, knowledge management, help desk staffing and management and local area network operations. Our technical staff is skilled in instructional systems design, usability engineering, software engineering, multimedia and graphic design and online documentation.

        Systems Engineering.    Our systems engineering practice delivers mission and requirements analysis, operational architecture modeling and development, system design, validation and verification, integrated logistics support, life cycle engineering and complex simulation and modeling. Our technical staff is skilled in command, control, communications, computer and intelligence, engineering, object oriented analysis and design, system testing, requirements traceability and specialty disciplines, including electro-magnetic pulse engineering, reliability/maintainability/availability engineering and safety and environmental engineering. Many of these skills are focused on space applications.

        Network Engineering, Furnishing, Installation and Testing/Turn-Up (Network EFI&T).    Our network EFI&T practice designs, develops and deploys a full range of telecommunications network and infrastructure solutions for our government and commercial clients. These solutions span voice, narrowband, broadband and wireless technologies. Applications include large scale enterprise networks for government, highly secure networks and central office build-outs for commercial carriers.

        Mission-critical Outsourcing.    Our mission-critical outsourcing practice uses our domain expertise to operate our clients' systems and processes vital to their businesses. We offer professional services to perform network operations, sustaining engineering, administrative processing and overall program management.

Selected Case Studies

        The following case studies represent work performed under our four largest contracts based on revenues in fiscal 2001.

        C4I2SR contract—U.S. Air Force Space Command.    This is our largest contract. The U.S. Air Force Space Command, headquartered in Colorado Springs, Colorado, considers this contract to be mission-critical. We are the U.S. Air Force Space Command's lead contractor for EFI&T supporting communications and computer infrastructure for command and control, information management and intelligence and for surveillance and reconnaissance, or C4I2SR.

        We believe this is an example of our ability to acquire companies and their contracts, grow them through our attention to client satisfaction, secure additional work from the client and obtain a reference for new client relationships. This contract came to us through our fourth acquisition, SI Engineering, which we purchased in March 2000. SI Engineering won the contract in 1997 as a network EFI&T contract, to service only the U.S. Air Force Space Command. Since March 2000, we have successfully sold services under this contract to several additional clients, including the Federal Aviation Administration in its modernization of the nation's air traffic control system, the Defense Information Systems Agency in its building of the Department of Defense's Global Information Grid and Vandenberg Air Force Base in support of new missile-test and space-launch missions. As a result, revenues generated under this contract have increased approximately 114% to $28.3 million in fiscal 2001 from $13.2 million in fiscal 1999.

        C4I2SR is a cost reimbursable award fee contract, under which our client gives us periodic assessments of performance to determine the amount of the performance based portion of our fee. These assessments of our performance, and prior to March 2000 the performance of SI Engineering, have been in the "excellent" range throughout the term of the contract. "Excellent" is the highest of four possible award ranges. The contract was originally five years in duration and had been scheduled for a recompetition leading to an award of a new contract in the fourth quarter of 2002. On November 28, 2001, the client extended our contract to September 2003 based on the mission-critical nature of our work and the "unusual and compelling urgency" for continuity in our performance in response to the terrorist attacks on September 11, 2001.

        Below is an example of a C4I2SR task order notable for both the complexity of the task and the responsibilities with which the client has entrusted us.

Contract Name: U.S. Air Force Space Command C4I2SR

Sample Task Name: Enterprise Transformation—Front Range Server Consolidation

Client Requirement: Integrate and refine requirements, engineer and implement a worldwide enterprise data network that leverages state-of-the-practice technology to improve the information exchange among the approximately 40,000 users across North American Air Defense Command, or NORAD, U.S. Space Command and U.S. Air Force Space Command.

Our Solution: Work under this task order started with a small team analyzing the client's requirements, and has grown to its current level of more than 20 Microsoft and Cisco certified engineers designing and building an enterprise network management facility. This includes all overhead and under-floor conveyances, rack-to-rack cabling, power systems and enterprise applications, including centralized, classified and unclassified e-mail processing, network management and data storage and retrieval. The network requires a mirrored backup facility at a remote location connected to separate power and telecom transport grids. The network connects to external users around the world. Security systems (e.g., data processing firewalls and physical access controls) are incorporated throughout the system. Dense wave division multiplexing technologies are being utilized to expand the capacity of the transport grids that link the critical nodes. A key operational element is the network operations and security center, which we designed and installed as the leader of a collaborative group of Air Force Space Command engineers and other information technology contractors. We also provide 24 hours-a-day, 7 days-a-week operations and maintenance as the system transitions to full capacity.

        National Visa Center, or NVC, contract—Department of State.    We believe the NVC contract is mission-critical because it encompasses processing the nation's permanent immigration visas. We process approximately 15 million pieces of mail per year, process the fees, perform data processing for visa management and miscreant checks and finally print and transmit to embassies and consulates the action packets for approximately five million successful visa applicants per year. We also respond to public and government inquiries on visa status, reset processing priorities based on government assessment of international risks and track visa integrity post-issuance.

        This contract illustrates our ability to win recompetitions of contracts under which we are the incumbent provider, which is important to the success of companies doing business with the federal government. Winning this recompetition was made more difficult by two factors. First, the contract was held by the first company we acquired, SI Development, and was recompeted by the federal government as we negotiated our acquisition of SI Development. Second, the win was further complicated by the fact that the incumbent contract had been a cost reimbursable contract, whereas the new contract was on a fixed price per transaction basis.

        Since the recompetition in October 1999 revenues under this contract have increased by approximately 75%, from approximately $6.8 million in fiscal 1998 to approximately $11.9 million in fiscal 2001.

        The contract remains almost entirely within our mission-critical outsourcing practice and we believe there is an opportunity to grow revenue by introducing other practice areas to address other needs of the State Department related to visa processing.

        Below is an example of work under this contract that addresses homeland security.

Contract: National Visa Center

Sample Task Name: Immigrant Application Review and Data Capture

Client Requirement: The Department of State has a critical requirement to ensure that persons applying for visas to immigrate to the United States are accurately identified and have complete and legitimate documentation, and that systems used by consular officers worldwide contain accurate data regarding visa applicants. The criticality of data accuracy for prevention of fraud and identity theft has obviously increased significantly in light of the events of September 11, 2001.

Our Solution: In 1998, to help enhance the integrity of the U. S. immigration procedures and reduce the number of overseas personnel employed in visa processing and related activities, we assumed responsibility for reviewing immigrant visa application documentation that previously was performed by consular posts overseas. For a limited number of overseas posts, we began reviewing applicants' documentation for accuracy and completeness before entering cases into the State Department's database. With criteria established by the State Department, we developed document review and fraud detection procedures intended to ensure that visa application records are complete and that data entered into State Department databases is accurate. The State Department has expanded the review responsibilities of NVC and moved the document review function from additional overseas posts to the NVC. By the end of 2002, we expect to have worldwide responsibility for review, data capture and fraud detection for substantially all immigrant visa applications before the case records are forwarded to posts overseas for adjudication.

        The Automatic Data Processing contract—Department of State.    We are one of three companies to have been selected to design, develop and perform systems integration and maintain the automated systems supporting visa-handling, point-of-entry control and interagency data exchange among the Department of State, the Immigration and Naturalization Service, FBI, U.S. Customs Service and other federal agencies. We believe that this contract is mission-critical because the data processing systems we deliver and upgrade are essential to the day-to-day operations of the consular affairs functions of U.S. consulates and embassies around the world.

        This contract was won in September 1997 by SI Development, a company we acquired in 1999. Revenue for this contract in fiscal 1998 was approximately $2.8 million and has increased by approximately 271% to approximately $10.4 million for fiscal 2001, partly through expanding our offerings to the client into the systems engineering, eSolutions and information security practice areas.

        A new client within the Department of State awarded us the task for the web-based data-processing system that enabled the movement and security of the participants in the 2002 Winter Olympics in Salt Lake City. After the terrorist attacks on September 11, 2001, the system design and operation became more critical. We believe that we won this task based on our prior relationships within the Department of State.

        The following example illustrates our successful implementation of a single, worldwide, multi-mastered, synchronized data store based on Oracle Corporation products.

Contract: Department of State Automatic Data Processing

Sample Task Name: Data Engineering/Data Share

Client Requirement: Provide data access to consular affairs databases worldwide on a real-time basis from anywhere within the Department of State intranet while maintaining data integrity.

Our Solution: We built and now upgrade and maintain a system that Oracle Corporation has advised us is one of the largest multi-mastered, replicated Oracle-hosted databases in the world. We established a data store in the Washington, D.C. area to consolidate the data from U.S. embassies and consulates around the world. We then established processes to replicate the data from more than 240 posts to the Consular Consolidated Database, or CCD. We are required to assure database integrity while transferring database updates over sometimes unreliable telecom lines. All data from a post's consular-general data bases (up to five data bases per post) are now being replicated to the CCD. We built software on each database server (over 1,250 worldwide) to report status of the databases 24 hours a day, 7 days a week. The resulting system allows authorized users worldwide to undertake data exploration. Among other functions, the data store performs data mining for tracking visas, for helping to insure visa integrity, and for protecting U.S. citizens overseas. The applicable data in the data store are also shared with other federal agencies.

Clients

        We provide our services primarily to federal government clients such as the U.S. Air Force Space Command, U.S. Army, the Department of State, the Immigration and Naturalization Service and the intelligence community. In fiscal 2001, we derived approximately 88% of our total revenue from federal governmental agencies and approximately 12% of our total revenue from commercial clients. In the six months ended June 29, 2002, we derived approximately 92% of our total revenue from federal governmental agencies and approximately 8% of our total revenue from commercial clients.

        Our largest client is the Department of Defense. We derived approximately 45.0% of our total revenues in fiscal 2001 and 47.3% of our total revenue in the six months ended June 29, 2002 from the Department of Defense and the intelligence community. In fiscal 2001 and the six months ended June 29, 2002, services we provided to the U.S. Air Force Space Command represented 19.3% and 20.3% of our total revenues, respectively, and consisted of approximately 250 separate engagements. We also derived 15.9% of our revenue in fiscal 2001 and 19.0% of our revenue in the six months ended June 29, 2002 from the Department of State. Each of these entities consists of a substantial number of separate offices, each of which typically exercises independent decision making and funding authority. We believe our contract base among these separate offices is well diversified. As of June 29, 2002, we had over 500 active engagements. In fiscal 2001 and the six months ended June 29, 2002, we derived approximately 82% and 81%, respectively, of our revenue from contracts on which we acted as prime contractor and derived approximately 18% and 19%, respectively, of our revenue from contracts on which we acted as a subcontractor.

        The following are the end clients from our top 25 contracts based upon contract revenue in fiscal 2001:

Department of Defense	Federal civilian agencies
U.S. Air Force Space Command	Department of State
U.S. Army	Department of Energy
U.S. Navy	Department of Commerce
National Security Agency	Federal Aviation Administration
National Guard Bureau	U.S. Library of Congress
Office of Personnel Management
Commercial entities	Immigration and Naturalization Service
Celgene Corporation
Roche Laboratories Inc.
Hewlett-Packard Company

        We often subcontract portions of work to be performed under a contract or task order under which we are the prime contractor. Approximately    %,    % and     % of our total revenues in fiscal 2000, fiscal 2001 and the six months ended June 29, 2002, respectively, was generated by work performed by subcontractors. The subcontractors are sometimes responsible for critical portions of the contracted services. Our subcontracting arrangements typically specify that all terms of the primary contract pass down to the subcontractor. We are not dependent upon any one subcontractor or group of subcontractors to provide a substantial degree of work for us. In addition, it is typical that a subcontractor on one engagement may be a competitor or a client in other situations. We believe that cultivating good relationships with our subcontractors is necessary to maintain our competitive position as well as to facilitate meeting performance obligations under our contracts.

Backlog

        Backlog is our estimate of the amount of revenue we expect to realize over the remaining life of the signed contracts and task orders we have in hand as of the measurement date. Our total backlog consists of funded and unfunded backlog. We define funded backlog as estimated future revenues under government contracts and task orders for which funding has been appropriated by Congress and authorized for expenditure by the applicable agency, plus our estimate of future revenues we expect to realize from our commercial contracts. Unfunded backlog is the difference between total backlog and funded backlog. Unfunded backlog reflects our estimate of future revenues under signed government contracts and task orders for which either funding has not yet been appropriated or expenditure has not yet been authorized. Our total backlog does not include estimates of revenue from GWAC or GSA schedules beyond signed, funded task orders, but our unfunded backlog does include estimates of revenue beyond signed, funded task orders for other types of ID/IQ contracts, including our C4I2SR contract with the U.S. Air Force Space Command.

        Our total backlog as of June 29, 2002 was approximately $238.6 million, of which approximately $113.2 million was funded. We currently estimate that we will recognize revenue from approximately 50.9% of our funded backlog as of June 29, 2002 during fiscal 2002. However, there can be no assurance that we will receive the amounts we have included in our backlog or that we will ultimately recognize the full amount of our June 29, 2002 funded backlog that we estimate will be recognized as revenue during fiscal 2002.

        We believe that backlog is not necessarily indicative of the future revenues that we will actually receive from contracts and task orders included in calculating our backlog. We assess the potential value of contracts for purposes of backlog based upon several subjective factors. These subjective factors include our judgments regarding historical trends (i.e., how much revenue we have received from similar contracts in the past), competition (i.e., how likely are we to successfully keep all parts of the work to be performed under the contract) and budget availability (i.e., how likely is it that the entire contract will receive the necessary funding). If we do not accurately assess each of these factors, or if we do not include all the variables that actually affect the revenue we actually recognize from our contracts, the potential value of our contracts, and accordingly, our backlog numbers, will not reflect the actual revenues received from contracts and task orders. As a result, there can be no assurance that we will receive amounts included in our backlog or that monies will be appropriated by Congress or otherwise made available to finance contracts and task orders included in our backlog. Many factors that affect the scheduling of projects could alter the actual timing of revenue on projects included in backlog. There is always the possibility that the contracts could be adjusted or cancelled. We adjust our backlog on a quarterly basis to reflect modifications to or renewals of existing contracts, awards of new contracts or approvals of expenditures. See "Risk Factors—The calculation of our backlog is subject to numerous uncertainties, and we may not receive the full amounts of revenue estimated under the contracts included in our backlog, which could reduce our revenue in future periods."

Competition

        We operate in markets that are highly competitive and include a large number of participants. We compete with many companies, both large and small, for our contracts. As a result, we do not have a discrete number of competitors against whom we repeatedly compete. We are currently bidding against ITT Industries, Inc., Northrop Grumman Corporation, and RS Information Systems, Inc., a privately owned company focused on IT solutions, for contract awards. We also may team with some of these companies and other competitors to perform work under other contracts. These and other companies in our market may compete more effectively than we can because they are larger, have greater financial and other resources, have better or more extensive relationships with governmental officials involved in the procurement process and have greater brand or name recognition.

        As a result of the diverse requirements of the federal government and our commercial clients, we frequently form teams with the companies in our markets in order to compete for large procurements, while bidding against them in other situations.

        In each of our practice areas, we generally bid against companies of varying sizes and specialties, from small businesses to multi-billion dollar corporations. Because of the current industry trend toward consolidation, some of these companies may emerge better able to compete with us. Therefore, it is essential that we differentiate ourselves from these companies. We believe that our technical abilities, client relationships, past performance, cost containment, reputation and ability to provide quality personnel give us a strong presence in the markets we serve. In addition, we believe that our culture of respect for and commitment to our clients and business partners greatly aids our business. While we believe these factors help to set us apart from other companies in our markets, we may not be able to continue to maintain our competitive position, as new companies enter the marketplace and alliances and consolidations among competitors emerge. Some companies in our markets have longer operating histories, greater financial and technological capabilities, greater brand or name recognition and larger client bases than we have.

Government Contracting and Regulatory Processes

        For fiscal 2001 and the six months ended June 29, 2002 approximately 88% and 93%, respectively, of our revenues were derived from work performed under federal government contracts. The government contracting process differs in many ways from commercial contracting, and involves a high degree of federal government regulation and oversight.

        Historically, agencies of the federal government wishing to procure services from contractors have been required to prepare a request for proposal, known as an RFP, or some similar form of solicitation. The RFP is typically an extensive document describing the services desired and the terms and conditions that form the final agreement, including the criteria the soliciting agency will use to select the service provider. Interested parties submit proposals in response to the RFP, which the agency evaluates, often requesting additional information and multiple discussions with bidders prior to final award of the contract.

        In recent years, the federal government has taken steps to streamline the procurement process. For example, in 1994, the enactment of the FASA 94 made the procurement process substantially faster and less burdensome for companies that qualify for a bidders list. FASA 94 was the first of several statutory and regulatory changes in recent years which significantly altered government procurement practices by increasing the number and types of procurement contract "vehicles" available to federal government clients to satisfy their requirements. Federal governmental agencies are now more likely to use flexible contract vehicles that permit a number of firms to compete for specific orders. The General Services Administration Multiple Award Schedule, or GSA MAS, Program is an example of a flexible contract vehicle employed by the federal government. Under the MAS Program, GSA contracts with multiple vendors to provide goods and services, at predetermined prices, to specified authorized buyers. GSA schedules are listings of services and products, along with their respective prices, offered by approved contractors. The schedules are maintained by the GSA for use by any federal agency or other authorized entity. A contractor must successfully complete a pre-qualification process in order to be selected by the GSA for inclusion of the contractor's goods or services on a GSA Schedule. When an agency selects services under a GSA schedule contract, the soliciting agency, or the GSA on its behalf, conducts a bidding process, limited to qualified GSA schedule contractors. The process typically involves substantially less time and cost than the historical, non-GSA bidding process.

        In addition to the GSA MAS program, we also hold other ID/IQ contracts with other individual agencies, which are generally known as task order contracts. These are essentially umbrella contracts that set forth the basic terms and conditions under which the agency may order goods and services from one, and in some cases, more than one, contractor. Contractors undergo a competitive pre-selection process to become eligible to perform work under ID/IQ contracts. A soliciting agency issues task orders for goods or services to be performed or provided under a contract. When task orders are issued under multiple award ID/IQ contracts, each awardee typically has an opportunity to be considered for the task order. The agency desiring contract services may conduct a competition among the interested awardees, resulting in the issuance of a task order to a single contractor. These contracts have increased competition and pricing pressure by concentrating work under fewer contracts, and requiring competition both prior to the initial award of the contract and throughout the term of the contract in order to obtain task orders for the services we provide, requiring that we make sustained post-award marketing efforts to realize revenue under each such contract. Moreover, even if we are qualified to work on a particular new contract or a contract subject to renewal, we might not be awarded business because of the federal government's policy and practice of procuring goods and services from multiple contractors in order to maintain a diverse base of contractors. In addition, ID/IQ contracts do not obligate the federal government to purchase goods or services above the minimum levels set forth in the contract.

        A task order calls for a specific set of services to be delivered by the contractor to a particular client agency. Our experience has been that the key factors in bidding successfully for these task orders are technical merit, cost, relevant past performance considerations and client trust. From time to time we are also party to GWACs, which are ID/IQ contracts that permit the aggregation of multiple agencies' requirements in a single contract, in order to encourage contractors to offer the best possible prices and to reduce the costs associated with multiple acquisitions.

        For single-award large scale contracts, such as those targeted by our Major Program initiative, interested contractors submit information indicating their desire to perform the required services. The agency then solicits competitive proposals or bids from qualified contractors by providing them with a formal RFP, or similar solicitation. The RFP typically describes the desired services, terms and conditions, and evaluation criteria the agency will use. Bidders then submit proposals in response to an RFP, and the agency evaluates the proposals and makes the award determination. Agencies are encouraged to award contracts on a "best value" basis. This means that the contractor selected for the award should, in the agency's judgment, provide the greatest overall benefit in response to the requirement, including technical merit, cost and relevant past performance considerations. The entire bid process can sometimes take a year or more.

        The competitive bidding process presents a number of risks, including the following:

  •
  we expend substantial funds, managerial time and effort to prepare bids and proposals for contracts that we may not win;

  •
  we may be unable to estimate accurately the resources and cost that will be required to service any contract we win, which could result in substantial cost overruns; and

  •
  we may encounter expense and delay if our competitors protest or challenge awards of contracts to us in competitive bidding, and any such protest or challenge could result in a requirement to resubmit bids on modified specifications or in the termination, reduction or modification of the awarded contract.

        The government contracts for which we compete typically have multiple year terms, and if we are unable to win a particular contract, we generally will be foreclosed from competing again for that contract until its expiration several years later. In addition, upon the expiration of a contract, if the client requires further services of the type provided by the contract, there is frequently a competitive rebidding process.

Laws and Regulations Affecting Our Business

        Federal government contracts are subject to a number of federal laws and regulations, including the Federal Acquisition Regulation, or FAR, and Cost Accounting Standards, or CAS. These statutes and regulations contain several rules that may affect us significantly.

        The Anti-Deficiency Act prohibits federal government employees from committing government funds, by contract or otherwise, in excess or in advance of appropriations, unless authorized by some specific statute. Since Congress usually appropriates funds on a fiscal year basis, many of our contracts are funded by the applicable agency annually as Congress makes appropriations for future fiscal years. In addition, since funds are often allocated to agencies by the Office of Management and Budget, many of our contracts are incrementally funded.

        Disappointed bidders and contractors excluded from competing for government contracts and task orders may submit an objection to a contracting officer or General Accounting Office within time limits specified under FAR and General Accounting Office bid protest remedies. The U.S. Court of Federal Claims also has bid protest jurisdiction. Performance under a contract being protested may be suspended while the protest is pending, and in cases where the contract is found to have been improperly awarded, the contract may be terminated.

        Certain FAR clauses, such as the Limitation of Cost and Limitation of Funds clauses, limit the federal government's liability for expenditures or obligations beyond those authorized by the applicable contract. In many cases, contracts are awarded for only one year with a number (in a number of cases, four) of successive option years. Agencies are not obligated to exercise these option years, but in our experience, most renewal options under our contracts have been exercised. In addition, certain FAR clauses allow the federal government to terminate contracts for convenience (i.e., at will), although the federal government is obligated to pay for costs incurred.

        Larger contracts may also be subject to the Truth in Negotiations Act and Cost Accounting Standards. The Truth in Negotiations Act requires us to provide current, accurate and complete cost or pricing data in connection with the negotiation of a contract, modification or task order that is not subject to full and open competition or other exceptions to the Act. Cost Accounting Standards are applicable to certain contracts and require the contractor to apply consistent accounting practices and comply with specific cost accounting criteria. "Contract Cost Principles and Procedures" sets forth the rules regarding the allocability and allowability of costs incurred in connection with federal government contracts.

        Organizational Conflict of Interest, or OCI, as defined by the FAR, establishes rules for avoiding, mitigating and neutralizing conflicts of interest in the issuance of contracts by the federal government. Virtually all government contracts, including ours, have this provision incorporated into their terms. An OCI may arise because the nature of the work to be performed by a contractor has the potential, absent some restriction on future activities, to result in an unfair competitive advantage to the contractor or impair the contractor's objectivity in performing the contract or providing assistance or advice to the federal government. The government contracting officer is responsible for resolving any significant potential OCIs before a contract award is made. Federal government contractors have an obligation to manage and, if necessary, report an OCI to the contracting officer. We have a company-wide policy regarding care in the acceptance of and compliance with contractual OCI provisions, which includes awareness training programs and coordination and reporting systems. We review new contracts and task orders at the time we receive them for potential OCI issues. Accordingly, we believe that as a result of the systems we have in place, our backlog will not be affected by OCI issues.

        Our books and records are subject to audit by the Defense Contract Audit Agency, or DCAA, and other governmental audit agencies, to ensure that the costs and hourly rates for which we invoice the federal government under cost reimbursable and time and materials contracts are in compliance with the Cost Principles, Cost Accounting Standards and FAR invoicing regulations. Each fiscal year, we must submit final cost data to the federal government indicating our actual costs incurred for the prior year, exclusive of certain costs that are not recoverable by federal government contractors. This data is audited, and subject to adjustments by the auditing agency based upon established guidance, which may affect our recovery on cost reimbursable contracts for prior fiscal years. These audits may also result in assessment of penalties, interest costs and debarment. The federal government retains a portion of the fee earned by us under cost reimbursable contracts until contract completion and audit by the DCAA. Audits of our business units by the DCAA have been completed for all of our fiscal years through 1999 without material adjustments. In the opinion of management, the audits for fiscal years 2000 and 2001 will not result in adjustments that would have a material adverse effect on our financial position or results of operations; however, future material adjustments are possible.

        Our conduct and performance is also subject to the False Claims Act. The False Claims Act prohibits contractors from knowingly submitting false or fraudulent claims to the federal government. We have established standards of conduct for our employees and a reporting mechanism that any of our employees can use to report inappropriate or illegal activities.

        Certain types of services are subject to the Service Contract Act and the Davis-Bacon Act. These Acts require that the contractor pay to all personnel assigned to the contract at least the prevailing wage and fringe benefits, as established by and in accordance with the regulations promulgated by the U.S. Department of Labor. We have an established policy for evaluation of RFP's that include Service Contract Act and Davis-Bacon Act requirements and in the event of an award to us, for ensuring our compliance with these requirements.

Employees

        As of June 29, 2002, we had over 1,200 employees, including approximately 61% who hold federal government security clearances or have passed National Agency Checks. We have no unionized employees and do not have any collective bargaining agreements. However, we may pursue contracts that will require us to have unionized employees. We believe we have a good relationship with our employees.

Facilities

        Our corporate offices currently are located in leased facilities in McLean, Virginia. We hold leases for approximately 35,000 square feet that expire in December 2002 at 8484 Westpark Drive. We recently executed a ten year lease for approximately 57,000 square feet to move our offices to a facility in Reston, Virginia. Our other major offices are located in Colorado Springs, Colorado, Rockville, Maryland and Arlington, Virginia. Our Colorado Springs properties consist of approximately 30,000 square feet under a lease that expires in April 2006 and approximately 60,000 square feet under a lease that expires in November 2005. Our Rockville office consists of approximately 24,000 square feet under a lease expiring in November 2011. Our Arlington office consists of approximately 14,500 square feet under a lease that expires in December, 2002. In addition, we have employees who work on engagements at other smaller operating locations around the United States. We do not own any real estate or improvements.

Legal Proceedings

        On March 1, 2002, we filed a demand for arbitration with the American Arbitration Association seeking to arbitrate a dispute with one of our former employees regarding the valuation of units purchased by the former employee in SI International, L.L.C., our principal stockholder. On March 25, 2002, our former employee filed a complaint in Delaware Chancery Court against us, SI International, L.L.C., Ray J. Oleson, our Chief Executive Officer, Frontenac VII Limited Partnership, and Frontenac Masters VII Limited Partnership, seeking to enjoin the demand for arbitration on the grounds that the dispute in question is not subject to arbitration. The complaint was dismissed on June 24, 2002. In July 2002, our former employee filed his counterclaims in the arbitration. We expect discovery to begin in October 2002 and the arbitration hearing to take place in December 2002. While we cannot presently determine the ultimate outcome of this matter, management believes that the resolution of this matter will not have a material adverse effect on our financial position.

        In November 2001, a lawsuit was filed in the District Court of Dallas County, Texas, naming System Technology Associates, Inc. (now SI Engineering), one of our acquired businesses, as a defendant. The claims arose out of an alleged breach of certain confidentiality and non-disclosure provisions of a contract to analyze two oil and gas fields by an STA employee. The suit charged STA with breach of contract, violation of the Texas Deceptive Trade Practices Act, conspiracy to defraud and fraud. In June 2002, we entered into a mutual release, compromise and settlement agreement, filed in the District Court of Dallas County, Texas. We agreed to pay the plaintiff $400,000 upon execution of the agreement in exchange for a full release of all claims against SI Engineering by the plaintiff and a dismissal of SI Engineering from the lawsuit. We paid the $400,000 in July 2002.

        We are a party to other litigation and legal proceedings that we believe to be a part of the ordinary course of our business. We may become involved in other material legal and governmental, administrative or contractual proceedings in the future.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors and their ages and positions as of June 29, 2002 are as follows:

Name	Age	Position
Executive Officers and Directors
Ray J. Oleson	58	Chairman of the Board and Chief Executive Officer
Dr. Walter J. Culver	64	Vice Chairman of the Board and Director of Major Programs
S. Bradford Antle	46	President and Chief Operating Officer
Thomas E. Dunn	50	Executive Vice President and Chief Financial Officer
Thomas E. Lloyd	63	Vice President, Corporate Development
General R. Thomas Marsh (USAF—Ret.) (2)	77	Director
James E. Crawford III (1)(3)	56	Director
Walter C. Florence (1)(2)(3)	33	Director
Edward H. Sproat (1)(2)(3)	63	Director

(1)
Member of the compensation committee of the Board of Directors

(2)
Member of the audit committee of the Board of Directors

(3)
Member of the corporate governance committee of the Board of Directors

        Ray J. Oleson has served as the Chairman of our board of directors and as our Chief Executive Officer since he co-founded our company in October 1998. In addition, Mr. Oleson has been Chairman of the Board of SI International Telecom Corporation from May 2002 to the present. He has held executive positions in our industry since 1977, and management positions since 1969. From 1990 to 1996 he was President and Chief Operating Officer of CACI, Inc., the primary wholly owned subsidiary of CACI International Inc. From 1987 to 1990 Mr. Oleson was the Operating Division President of one of CACI's business units focused on federal government business. From 1985 to 1987 he served as President and Chief Operating Officer of Systems and Applied Sciences Corporation and from 1984 to 1985 he was Vice President, Marketing for that company. From 1977 to 1984 Mr. Oleson served as a Vice President of Computer Sciences Corporation.

        Dr. Walter J. Culver has served as our Vice Chairman and Director of Major Programs during 2002. Dr. Culver co-founded our company with Mr. Oleson and served as our President and Chief Operating Officer from October 1998 to March 2001. From March 2001 until May 2002 he served as Chairman and Chief Executive Officer of SI International Telecom Corporation, and currently serves as its Vice Chairman. He has been a member of our board of directors since our founding. He has held executive positions in our industry since 1971, and management positions since 1965. From September 1997 to October 1998 Dr. Culver was self employed as a consultant and the Interim Chief Executive Officer of Aydin Yazilim ve Elektronik Sanayi, A.S., of Ankara, Turkey, a subsidiary of Aydin Corporation. From 1996 to 1997, Dr. Culver served as an Executive Vice President at CACI, Inc. From 1968 to 1990, Dr. Culver held positions at Computer Sciences Corporation including President of Defense Systems Division, President of a diversified federal division of 2,000 employees, and Corporate Vice President of Systems Integration.

        S. Bradford Antle has served as President and Chief Operating Officer since March 2001. From June 1999 to March 2001, he served as an Executive Vice President. From 1985 to 1999 Mr. Antle held various management positions within Lockheed Martin Corporation. From 1996 to 1999, Mr. Antle

served as the Director of Washington Technical Operations, a unit of 1,700 employees. Mr. Antle served on active military duty with the U.S. Navy until 1985. His military service included command of the Naval Surface Warfare Center, Dahlgren Division Unit.

        Thomas E. Dunn has served as Executive Vice President and Chief Financial Officer since January 2001. From 1998 to 2000 Mr. Dunn served as the Chief Financial Officer of America One Communications, a wholly owned subsidiary of Capital One. In 1993, he co-founded Government Systems, Inc., a subsidiary of Infonet Inc., and served as its Vice President and Chief Financial Officer from 1993 to 1998. From 1980 to 1993, Mr. Dunn served as a Vice President, Finance of Computer Sciences Corporation.

        Thomas E. Lloyd has served as our Vice President, Corporate Development since May 2002. Along with Mr. Oleson and Dr. Culver, Mr. Lloyd is a co-founder of our company, serving as Vice President, Mergers and Acquisitions since our inception in October 1998. From 1994 to 1996, Mr. Lloyd served as Vice President, Special Projects for CACI International Inc. From 1987 to 1992, he served as Vice President, Major Program Development for Atlantic Research Corporation, a wholly owned subsidiary of Sequa Corp. Mr. Lloyd served as Chief of Staff of Systems and Applied Sciences Corporation from 1984 to 1986. Mr. Lloyd's experience also includes 23 years of service in the U.S. Air Force with his last assignment as Assistant Deputy Chief of Staff for Contracts and Manufacturing for the U.S. Air Force Systems Command.

        General R. Thomas Marsh (USAF—Ret.) has served on our board of directors since December 1998. From 1996 to 1997, General Marsh served as the Chairman of the President's Commission on Critical Infrastructure Protection. From 1989 to 1991, he served as Chairman of Thiokol Corporation. General Marsh retired from active military duty with the Air Force in 1984. His military career included service as the Commander of the Electronics Division at Hanscom Air Force Base, Massachusetts and Commander of the Air Force Systems Command. He currently serves on the boards of directors of Converse Infosys Technology, Inc. and Teknowledge Corporation, is an advisor to the Georgia Tech Research Institute and is a Trustee Emeritus of the MITRE Corporation. He recently retired as the Executive Director of the Air Force Aid Society.

        James E. Crawford III has served on our board of directors since October 1998 and is currently a managing partner of Frontenac Company, a private equity investment firm. From 1992 to 2000, he served as general partner of Frontenac Company. From 1984 to 1992, Mr. Crawford was a general partner of William Blair Venture Management Co., a venture capital fund. Mr. Crawford currently serves on the board of directors of Allegiance Telecom, Inc., Altrio Communications, Inc. and Focal Communications Corporation.

        Walter C. Florence has served on our board of directors since May 2000 and is currently a principal of Frontenac Company, a private equity investment firm. Prior to joining Frontenac in 1994, Mr. Florence worked with Bear, Stearns & Co., Inc. Mr. Florence currently serves on the board of directors of Altrio Communications, Inc.

        Edward H. Sproat has served on our board of directors since November 2000. Mr. Sproat, former President of Network Services at Bell Atlantic, brings over 38 years of experience in the telecommunications field. From June 1993 until his retirement in June 2000, he was President and Chief Operating Officer of Bell Atlantic Networks, which included all of its engineering, procurement, construction and operations. Prior to then, Mr. Sproat served as Vice President of Operations and Chief Operating Officer of Bell Atlantic-New Jersey and Vice President of Operations, Bell Atlantic Business Systems Services and Assistant Vice President of Financial Management for Bell Atlantic. Mr. Sproat formerly served on the Board of Directors of New Jersey Bell and Somerset Medical Center. Mr. Sproat serves as a director of Evolving Systems, Inc., a provider of services software products, where he served as a member of the audit committee.

        We are actively seeking nominees to fill two vacancies for independent directors. These vacancies will not be filled prior to the closing of the offering.

Board Committees

        The board of directors has an audit committee, a compensation committee and a corporate governance committee.

        Audit Committee.    The audit committee makes recommendations to the board of directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by our independent accountants and reviews and evaluates the audit and control functions. The audit committee currently consists of Mr. Florence, General Marsh and Mr. Sproat.

        Compensation Committee.    The compensation committee reviews and makes recommendations regarding our stock plans and makes decisions concerning salaries and incentive compensation for our management. The compensation committee currently consists of Messrs. Florence, Crawford and Sproat.

        Corporate Governance Committee.    The corporate governance committee approves the nominees for our board of directors. The corporate governance committee currently consists of Messrs. Florence, Crawford and Sproat.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

        Directors who are also employees do not receive any cash compensation from us for their services as members of the board of directors. Directors that are not employees receive $1,000 per month from us for their services as members of our board of directors. All board members are reimbursed for expenses in connection with attendance at board of directors and committee meetings. All directors are eligible to participate in our stock option plans.

Executive Employment Agreements

        We have entered into Executive Employment Agreements with each of Ray Oleson, Dr. Walter Culver, Brad Antle, Thomas Lloyd and Thomas Dunn. Pursuant to the terms of these agreements, each executive's employment extends for a period of one year with automatic extensions for one year terms thereafter unless the executive is given notice of termination no later than 90 days prior to the anniversary of the agreement. Each executive is eligible to receive a bonus following the end of each fiscal year in accordance with the performance-based bonus plans established by the board of directors. Each executive is also eligible for equity incentives in the form of executives stock grants and stock option grants. Upon termination other than for cause (as defined in that agreement), the executive will be entitled to receive his base salary, a pro-rata portion of any performance-based bonus and disability, accident and health insurance benefits for the twelve months following termination. According to the terms of the agreement, each executive will be bound by confidentiality and invention assignment provisions and will be prohibited from competing with us for the six months following termination and will be prohibited from soliciting our customers or employees within twelve months following termination.

Executive Compensation

        The following table sets forth compensation information for fiscal 2001 paid by us for services by our Chief Executive Officer and our four other highest-paid executive officers, whom we collectively refer to as the Named Officers, each of whom received aggregate compensation of $100,000 or more.

Summary Compensation Table

			Long Term Compensation Securities Underlying Options/SARs (#)
	Annual Compensation
Name and Principal Position				All Other Compensation ($)
	Salary ($)	Bonus ($)
Ray J. Oleson	$192,600	$80,000	—	$50,904	(1)
Dr. Walter J. Culver	250,000	37,500	—	—
S. Bradford Antle	165,000	82,500	—	—
Thomas E. Dunn	150,000	50,000	—	—
Thomas E. Lloyd	115,000	25,000	—	—

(1)
Includes approximately $43,300 in aggregate premiums paid for a split-dollar life insurance policy and approximately $7,604 in aggregate payments on an automobile lease.

Option Grants in Last Fiscal Year

        No options were granted to any of the Named Officers during fiscal 2001. We intend to issue options with an exercise price equal to the initial public offering price per share in this offering to some or all of our Named Officers prior to or contemporaneously with the completion of this offering. We have not yet determined which of the Named Officers will receive option grants or the size of such grants.

Option Exercises in Fiscal 2001

        No options were exercised by our Named Officers in fiscal 2001.

Stock Option Plans

        As described above under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Company History," we will effect a corporate reorganization prior to the closing of this offering that will include, among other things, the conversion of the outstanding shares of our preferred stock into shares of our common stock and a reverse stock split whereby approximately every 10.42 shares of our then-outstanding common stock will become one share of our common stock. The following description of our stock option plans, including the number of shares available for issuance under these plans, the number of shares available for issuance under outstanding stock options and the exercise price per share, have been adjusted to give pro forma effect to the changes in our capital structure that are expected to result from this reorganization. The following data has also been prepared on a pro forma basis as if the anticipated conversion of options to purchase SI Telecom common stock into options to purchase our common stock had occurred as of June 29, 2002. As a result, in the following discussion we sometimes refer to stock option plans originally established by SI Telecom as our plans. These descriptions of our stock option plans are not necessarily complete and, where applicable, we refer you to the copies of the stock option plans filed as exhibits to the registration statement of which this prospectus is a part.

2002 Stock Incentive Plan

        Our 2002 stock incentive plan was adopted by our board of directors in May 2002, and will be approved by our stockholders prior to the completion of this offering. Under the 2002 plan, employees, directors and consultants are eligible to receive grants of stock options and stock appreciation rights, or SARs. Our 2002 plan provides for the grant of various types of stock awards, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonqualified options, stock bonuses, restricted stock and stock appreciation rights.

        We have reserved            shares of our common stock for issuance under the 2002 plan. Pursuant to the terms of the 2002 plan, the number of shares authorized for issuance under the 2002 plan will automatically increase at the beginning of each fiscal year by a number equal to the lesser of                        shares of common stock and an amount determined by the board. As of June 29, 2002 we had no outstanding options to purchase shares of our common stock under the 2002 plan. The board of directors or a committee of the board to which the board has delegated such authority, makes any administrative determinations under the 2002 plan.

        We intend to issue options with an exercise price equal to the initial public offering price per share in this offering to some or all of our Named Officers prior to or contemporaneously with the completion of this offering. We have not yet determined which of the Named Officers will receive option grants or the size of such grants.

        The exercise price for options granted under the 2002 plan is required to be paid in cash or cash equivalent acceptable to the board or to any committee of the board to which the board has delegated the implementation or administration of the 2002 plan. The board of directors may offer to buy out for a payment in cash or shares of our common stock all or a portion of any options outstanding under the 2002 plan.

        Our board of directors may amend or terminate the 2002 plan at any time. Stockholder approval, however, is required to change the class of employees eligible to receive incentive stock options or any amendment increasing the number of shares issuable under the 2002 plan; however, no stockholder approval is necessary in connection with the automatic annual increase in the number of shares issuable under the plan as described above. The 2002 plan will terminate on the tenth anniversary of its adoption by the board of directors, unless the board of directors decides to terminate the plan sooner.

January 2001 Nonqualified Stock Option Plan

        Our 2001 nonqualified stock option plan was adopted by our board of directors in 2001 and approved by our stockholders in            . As of June 29, 2002, an aggregate of approximately            shares of our common stock had been reserved for issuance under the 2001 plan. As of June 29, 2002, options to purchase approximately 53,071 shares of common stock were outstanding under the 2001 plan.

        The 2001 plan provides for the grant of nonqualified stock options. The directors, consultants, executives and other key employees of SI Telecom were eligible to receive awards under the 2001 plan.

        Optionees receive the right to purchase a specified number of shares of our common stock at a specified option price, subject to the terms and conditions of the option grant. We may grant options at an exercise price equal to or greater than the fair market value of our common stock on the date of the grant.

        Our Chief Executive Officer and President, who together administer the 2001 plan, have the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2001 plan and to interpret its provisions. These officers may delegate authority under the 2001 plan to the compensation committee or to such other persons as they or board of directors shall deem appropriate. Subject to any applicable limitations contained in the 2001 plan, our board of directors, our compensation committee or any other committee or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which such options become exercisable;

  •
  the exercise price of options; and

  •
  the term of options.

        In the event of a merger, consolidation, reorganization, recapitalization, change in corporate structure or other change in the shares of common stock, the committee may make adjustments to the number and type of shares authorized by the 2001 plan and the option prices.

        No award may be granted under the 2001 plan after December 31, 2010 unless the board of directors extends the term of the plan up to five years. Termination of the plan shall not affect the rights and obligations under any grant of options under the 2001 plan. The board of directors may at any time amend, suspend, or terminate the 2001 plan, but if a proposed amendment would impair the rights of the optionees, the board may not amend the plan without the affirmative vote of a majority of optionees. No additional grants will be made under this plan.

SI International, Inc. 2001 Service Award Stock Option Plan

        Our 2001 service award stock option plan was adopted by our board of directors in March 2001 and approved by our stockholders in March 2001. A total of approximately 28,791 shares of our common stock have been reserved for issuance under the 2001 service award plan. As of June 29, 2002, options to purchase approximately 14,875 shares of our common stock were outstanding under the 2001 service award plan. If required by the Internal Revenue Code of 1986, as amended, the 2001 service award plan may provide that no participant will be granted options which have a fair market value exceeding $100,000 in the first year in which they are exercisable.

        The 2001 service award plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonqualified stock options, restricted stock awards and other stock-based awards. Incentive stock options may only be granted to employees. Our employees and the employees of our subsidiaries are eligible to receive awards under the 2001 service award plan.

        Optionees receive the right to purchase a specified number of shares of our common stock at a specified option price, subject to the terms and conditions of the option grant. We may grant options at an exercise price equal to or greater than the fair market value of our common stock on the date of the grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of our voting power.

        Our compensation committee has authority to administer the 2001 service award plan. The compensation committee has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2001 service award plan and to interpret its provisions. It may delegate authority under the 2001 service award plan to another committee of the board of directors or to such other persons as the committee shall deem appropriate. Our board of directors has authorized the compensation committee to administer the 2001 service award plan. Subject to any applicable limitations contained in the 2001 service award plan, our board of directors, our compensation committee or any other committee or person to whom our compensation committee delegates authority, as the case may be, selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which such options become exercisable;

  •
  the exercise price of options; and

  •
  the term of options.

        In the event of a merger, consolidation, reorganization, recapitalization, change in corporate structure or other change in the shares of common stock, the committee may make adjustments to the number and type of shares authorized by the 2001 service award plan and the option prices.

        Under its terms, no award may be granted under the 2001 service award plan after February 28, 2011 unless the board of directors extends the term of the plan up to five years. Termination of the plan does not affect the rights and obligations under any grant of options under the 2001 service award plan. Our board of directors may at any time amend, suspend or terminate the 2001 service award plan, but if an amendment will impair the rights of the optionees, the board may not amend the plan without the affirmative vote of a majority of optionees. No additional grants will be made under this plan.

SI Telecom 2001 Service Award Stock Option Plan

        SI Telecom's 2001 service award stock option plan was adopted by SI Telecom's board of directors in            , 2001 and approved by SI Telecom's stockholders in            , 2001. If required by the Internal Revenue Code of 1986, as amended, the 2001 service award plan may provide that no participant will be granted incentive stock options covering shares which have a fair market value exceeding $100,000 (valued as of the date of grant) in the first year in which they are exercisable.

        The 2001 service award plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonqualified stock options, restricted stock awards and other stock-based awards. Incentive stock options may only be granted to employees. SI Telecom employees and the employees of its subsidiaries are eligible to receive awards under the 2001 service award plan.

        Optionees receive the right to purchase a specified number of shares of our common stock at a specified option price, subject to the terms and conditions of the option grant. SI Telecom may grant options at an exercise price equal to or greater than the fair market value of SI Telecom's common stock on the date of the grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant, or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of SI Telecom's voting power.

        The compensation committee of SI Telecom has authority to administer the 2001 service award plan. The compensation committee has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2001 service award plan and to interpret its provisions. It may delegate authority under the 2001 service award plan to another committee of the board of directors of SI Telecom or to such other persons as the committee shall deem appropriate. The board of directors of SI Telecom has authorized the compensation committee to administer the 2001 service award plan. Subject to any applicable limitations contained in the 2001 service award plan, the board of directors, the compensation committee or any other committee or person to whom the compensation committee delegates authority, as the case may be, selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which such options become exercisable;

  •
  the exercise price of options; and

  •
  the term of options.

        In the event of a merger, consolidation, reorganization, recapitalization, change in corporate structure or other change in the shares of common stock, the committee may make adjustments to the number and type of shares authorized by the 2001 service award plan and the option prices.

        Under its terms, no award may be granted under the 2001 service award plan after February 28, 2011 unless the board of directors extends the term of the plan up to five years. Termination of the plan does not affect the rights and obligations under any grant of options under the 2001 service award plan. The board of directors may at any time amend, suspend or terminate the 2001 service award plan, but if an amendment will impair the rights of the optionees, the board may not amend the plan without the affirmative vote of a majority of optionees.

        In connection with the SI Telecom merger, outstanding options to purchase shares of the common stock of SI Telecom granted pursuant to this plan will be converted into options to purchase a total of 380 shares of our common stock based on options outstanding under this plan as of June 29, 2002. No additional grants will be made under this plan upon completion of the SI Telecom merger.

December 2000 Nonqualified Stock Option Plan

        Our 2000 nonqualified stock option plan provided for the grant of nonqualified options to purchase shares of SI Telecom's common stock. As of June 29, 2002, options to purchase 2,311,470 shares of SI Telecom's common stock were outstanding under this plan.

        In connection with the SI Telecom merger, outstanding options to purchase shares of the common stock of SI International Telecom granted pursuant to this plan will be converted into options to purchase a total of 37,046 shares of our common stock. No additional grants will be made under this plan upon completion of the SI Telecom merger.

SI International Telecom Corporation 2000 Stock Option Plan

        SI International Telecom Corporation's 2000 stock option plan provided for the grant of various types of stock awards, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonqualified options. As of June 29, 2002, options to purchase approximately 1,122,700 shares of SI Telecom's common stock were outstanding under the 2000 plan.

        In connection with the SI Telecom merger, outstanding options to purchase shares of the common stock of SI Telecom granted pursuant to this plan will be converted into options to purchase a total of 17,993 shares of our common stock based on options outstanding under this plan as of June 29, 2002. No additional grants will be made under this plan upon completion of the SI Telecom merger.

1998 Stock Option Plan

        Our 1998 stock option plan provided for the grant of various types of stock awards, including incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonqualified options. As of June 29, 2002, an aggregate of            shares of our common stock had been reserved for issuance under this 1998 stock option plan. As of June 29, 2002, options to purchase 356,267 shares of common stock were outstanding under the 1998 plan. No additional grants will be made under this plan.

RELATED PARTY TRANSACTIONS

Limited Liability Company Agreement

        On October 29, 1998, Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership and our management team, along with other unaffiliated investors, entered into a limited liability company agreement to govern the affairs of SI International, L.L.C., or the L.L.C., which held an aggregate of 7,044,436 shares of common stock and all of the outstanding shares of our preferred stock as of June 29, 2002, computed on a pro forma basis to reflect the anticipated reverse stock split in which approximately every 10.42 shares of our then-outstanding common stock will become one share of our common stock and including shares of our common stock that the L.L.C. will receive upon consummation of the SI Telecom merger and the conversion of our outstanding preferred stock into common stock as described below. Frontenac VII Limited Partnership is the managing member and a unitholder of the L.L.C. and Frontenac Masters VII Limited Partnership, an affiliate of Frontenac VII Limited Partnership, is a unitholder of the L.L.C. Two members of our board of directors, Messrs. Crawford and Florence, are affiliated with Frontenac Company VII, L.L.C., the sole general partner of Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership. In addition, Messrs. Oleson, Culver, Lloyd, Antle and Dunn and General Marsh either directly or indirectly beneficially own units of the L.L.C. Mr. Oleson acquired 500 Class A units of the L.L.C. in October 1998, 215.909 Class A units of the L.L.C. in October 1999, and 5.75 Class B units of the L.L.C. in October 1998. Dr. Culver acquired 250 Class A units of the L.L.C. in October 1998, 107.955 Class A units of the L.L.C. in October 1999 and 4.5 Class B units of the L.L.C. in October 1998. Mr. Lloyd acquired 100 Class A units of the L.L.C. in October 1998, 114.773 Class A units of the L.L.C. in October 1999 and 0.75 Class B units of the L.L.C. in October 1998. Mr. Antle acquired 50 Class A units of the L.L.C. in June 1999, 21.591 Class A units of the L.L.C. in October 1999 and 0.50 Class B units of the L.L.C. in October 1999. Mr. Dunn acquired 92.765 Class A units of the L.L.C. in March 2001 and 1.5 Class B units of the L.L.C. in March 2001. General Marsh acquired 50 Class A units of the L.L.C. in February 2000.

        The assets of the L.L.C. currently consist almost entirely of our common stock, all of the outstanding shares of our preferred stock and all of the outstanding junior participating preferred stock of SI International Telecom Corporation. Prior to the closing of this offering, all of the junior participating preferred stock of SI International Telecom Corporation will be exchanged for shares of our common stock in connection with the SI Telecom merger and all of our preferred stock will be converted into shares of our common stock. Following the conversion of our preferred stock but prior to the closing of this offering, the L.L.C. will distribute substantially all of its assets (except the shares of common stock described in the next sentence), which will consist almost entirely of our common stock, to its unitholders in accordance with its limited liability company agreement, as amended. The L.L.C. will retain 145,948 shares of our common stock in order to provide for potential liabilities and other expenses. The first step of the distribution will be the return of capital contributions plus 8.5% interest compounded quarterly to the holders of the L.L.C.'s Class A units. The second step will be the distribution of 85% of the remaining assets to be distributed to the Class A unitholders and 15% to the Class B unitholders. In the distribution, Frontenac VII Limited Partnership will receive 5,507,837 shares of our common stock, Frontenac Masters VII Limited Partnerships will receive 275,466 shares, Mr. Oleson will receive 393,199 shares, Dr. Culver will receive 270,312 shares, Mr. Lloyd will receive 73,566 shares, Mr. Antle will receive 35,862 shares, Mr. Dunn will receive 79,680 shares and General Marsh will receive 13,155 shares. Immediately following this distribution and prior to the closing of this offering, Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership will be our principal stockholders. See "Principal and Selling Stockholders." Because the number of shares of our common stock to be issued upon conversion of our preferred stock will depend in part upon the public offering price for the shares sold in this offering, the number of shares to be distributed by the L.L.C. as described in this paragraph may change.

Bridge Financings

        On May 31, 2001, we issued promissory notes in an aggregate principal amount of $5.0 million bearing interest at a rate of 8.5% per annum, compounded annually, to the unitholders of SI International, L.L.C., including Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership, Messrs. Oleson, Culver, Lloyd, Antle and Dunn and General Marsh. The maturity date on each of the promissory notes is May 31, 2007. The principal amounts payable under the promissory notes to Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, Mr. Oleson, Dr. Culver, Mr. Lloyd, Mr. Antle, Mr. Dunn and General Marsh are $4,357,556, $217,265, $104,342, $50,531, $30,646, $10,435, $81,049 and $10,435, respectively.

        On                        , 2002, the unitholders of SI International, L.L.C. agreed to purchase additional promissory notes from us in an aggregate principal amount of $4.0 million. The notes will bear interest at the rate of 8.5% per annum, compounded annually. On September 18, 2002, we issued promissory notes in an aggregate principal amount of $0.8 million for funds received in the first funding tranche of this loan. The notes bear interest at a rate of 8.5% per annum, compounded annually, and were issued to Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership. The maturity date on each of the promissory notes is September 18, 2008. The principal amounts payable under the promissory notes to Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership are $761,905 and $38,095, respectively.

        We intend to repay all of these loans from the proceeds we receive from this offering.

        Two members of our board of directors, Messrs. Crawford and Florence, are affiliated with Frontenac Company VII, L.L.C., the sole general partner of Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership.

Stock Options

        Messrs. Antle, Lloyd and Sproat and General Marsh have been issued options to purchase shares of our common stock and shares of SI International Telecom Corporation. Mr. Antle received options to purchase approximately 19,194 shares of our common stock at an exercise price of $0.50 per share in January 2002. Mr. Lloyd received options to purchase approximately 4,798 shares of our common stock at an exercise price of $0.50 per share in January 2002. Mr. Sproat received options to purchase approximately 9,597 shares of our common stock at an exercise price of $0.50 per share in November 2000 and options to purchase 90,000 shares of SI International Telecom Corporation common stock at an exercise price of $0.15 per share in January 2001. Prior to the closing of this offering, Mr. Sproat's options to purchase SI International Telecom Corporation common stock will be converted into options to purchase approximately 1,442 shares of our common stock at an exercise price of $9.36 per share. General Marsh received options to purchase approximately 12,514 shares of our common stock at an exercise price of $0.085 per share in December 1998 and 117,360 shares of SI International Telecom Corporation common stock at an exercise price of $0.15 per share in November 2000. Prior to the closing of this offering, General Marsh's options to purchase SI International Telecom Corporation common stock will be converted into options to purchase approximately 1,881 shares of our common stock at an exercise price of $9.36 per share.

Registration Rights

        Messrs. Oleson, Culver, Lloyd, Antle and Dunn and General Marsh, Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership and SI International, L.L.C. are all parties to our registration rights agreement. For a discussion of some of the rights granted under this agreement, please see "Description of Capital Stock—Registration Rights."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2002, calculated on a pro forma basis as described below, by:

    (1)
    the selling stockholders and each other person whom we know to own beneficially more than 5% of our outstanding common stock;

    (2)
    each of the Named Officers;

    (3)
    each of our directors; and

    (4)
    all directors and executive officers as a group.

        Under the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable under stock options that are exercisable within 60 days of September 30, 2002. Shares issuable under stock options held by any person or entity are deemed outstanding for computing the percentage of that person or entity but are not deemed outstanding for computing the percentage of any other person or entity. The number of shares of common stock outstanding after this offering includes shares of common stock being offered for sale by us in this offering. The numbers of shares and percentages of beneficial ownership in the following table are based upon shares of our common stock outstanding as of September 30, 2002, after giving pro forma effect to the anticipated conversion of all of our outstanding shares of preferred stock into common stock (assuming a public offering price of $15.00 per share), the anticipated issuance of shares of common stock and conversion of options to purchase SI Telecom common stock into options to purchase our common stock in connection with the anticipated SI Telecom merger described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Company History", our anticipated approximately 10.42 for one reverse stock split and the anticipated distribution by SI International, L.L.C. of substantially all of the shares of our common stock owned by it to the L.L.C.'s unitholders as described under "Related Party Transactions" as if these transactions had occurred as of that date.

        Unless otherwise indicated, the address for each listed stockholder is: c/o SI International, Inc., 8484 Westpark Drive, Suite 630, McLean, Virginia 22102. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting power and investment power with respect to all shares of common stock.

	Shares of Common Stock Beneficially Owned Before the Offering			Shares of Common Stock Beneficially Owned After the Offering
Name and Address of Beneficial Owner			Number of Shares Offered
	Number	Percentage		Number	Percentage
Ray J. Oleson (1)	393,199	5.5%		393,199	3.7%
Dr. Walter J. Culver (2)	270,312	3.8%		270,312	2.6%
S. Bradford Antle (3)	40,661	*		40,661	*
Thomas E. Dunn	79,680	1.1%		79,680	*
Thomas E. Lloyd (4)	74,756	1.0%		74,756	*
Gen. R. Thomas Marsh (USAF—Ret.) (5)	26,611	*		26,611	*
James E. Crawford III (6)	5,929,251	82.5%
Walter C. Florence (7)	5,929,251	82.5%
Edward H. Sproat (8)	7,919	*		7,919	*
Frontenac VII Limited Partnership (9), 135 South LaSalle Street Suite 3800 Chicago, IL 60603	5,653,785	78.7%
Frontenac Masters VII Limited Partnership (9), 135 South LaSalle Street Suite 3800 Chicago, IL 60603	421,414	5.9%
SI International, L.L.C.	145,948	2.0%		145,948	1.4%
All officers and directors as a group (9 individuals) (10)	6,822,389	94.6%

        * Less than 1%.

(1)
Includes approximately 136,077 shares held by the Oleson L.P., of which Mr. Oleson and members of his immediate family are partners and Mr. Oleson exercises voting and dispository discretion.

(2)
Includes 270,312 shares held jointly with Dr. Culver's spouse.

(3)
Includes approximately 4,799 shares subject to option exercise by Mr. Antle within 60 days.

(4)
Includes 73,556 shares held by the Thomas Lloyd Partnership, of which Mr. Lloyd is the sole member. Mr. Lloyd exercises voting and dispository discretion. Includes approximately 1,200 shares subject to option exercise by Mr. Lloyd within 60 days.

(5)
Includes approximately 13,456 shares subject to option exercise by General Marsh within 60 days.

(6)
Includes 5,507,837 shares held of record by Frontenac VII and 275,466 shares held by record by Frontenac Masters VII and 145,948 shares to be retained by SI International, L.L.C. Mr. Crawford is a member of Frontenac Company VII, L.L.C., the general partner of Frontenac VII and Frontenac Masters VII and disclaims any beneficial ownership of the shares held by Frontenac VII and Frontenac Masters VII, except to the extent of his pecuniary interest in Frontenac VII and Frontenac Masters VII arising from his role as a member of Frontenac Company VII, L.L.C.

(7)
Includes 5,507,837 shares held of record by Frontenac VII and 275,466 shares held by record by Frontenac Masters VII and 145,948 shares to be retained by SI International, L.L.C. Mr. Florence is a limited partner of Frontenac Masters VII and disclaims any beneficial ownership of the shares held by Frontenac VII and Frontenac Masters VII, except to the extent of his pecuniary interest in Frontenac VII and Frontenac Masters VII arising from his role as a limited partner of Frontenac Masters VII.

(8)
Includes approximately 7,919 shares subject to option exercise by Mr. Sproat within 60 days.

(9)
Includes 145,948 shares to be retained by SI International, L.L.C. The general partner for both Frontenac VII, L.P. and Frontenac Masters, L.P. is Frontenac Company VII, L.L.C.

(10)
Includes 6,795,015 shares beneficially held by current directors and officers as a group and approximately 27,374 shares subject to option exercisable within 60 days of September 30, 2002 held by current directors and officers as a group.

DESCRIPTION OF CAPITAL STOCK

        Immediately following this offering, our authorized capital stock will consist of            shares of common stock, $0.01 par value, and             shares of preferred stock, $0.01 par value. The following is a summary of the material features of our capital stock and of selected provisions of our amended and restated certificate of incorporation and bylaws and of a registration rights agreement to which we are a party. These summaries are not complete and are subject to, and qualified in their entirety by reference to, the actual terms and provisions of our amended and restated certificate of incorporation and bylaws and the registration rights agreement. For more detail, please see our amended and restated certificate of incorporation and amended and restated bylaws to be effective after the completion of this offering and our registration rights agreement, filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        As of June 29, 2002, assuming conversion of all of our outstanding preferred stock into common stock at an assumed public offering price of $15.00 per share, the issuance of shares of our common stock in connection with the SI Telecom merger and the 10.42 for one reverse stock split as if these transactions had occurred as of that date, there would have been 7,187,909 shares of our common stock outstanding held of record by 21 stockholders.

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. Subject to the rights of any outstanding shares of our preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board may determine from time to time. We do not intend to pay cash dividends in the foreseeable future and we will be prohibited from paying dividends on our common stock pursuant to the terms of the new credit facility. Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of, or provision for, all of our liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights and is not subject to redemption. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering will be fully paid and nonassessable.

Preferred Stock

        Under the terms of our amended and restated certificate of incorporation, the board of directors is authorized, without any need for action by our stockholders but subject to any limitations prescribed by law, to issue shares of our preferred stock in one or more series. Each series shall consist of such number of shares and have the rights, preferences, powers and restrictions, such as dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices and liquidation preferences, as the board of directors shall determine. The board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change in control of our company and that could adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. Immediately after the closing of this offering, we will not have any outstanding shares of preferred stock. We currently have no plans to issue any of the preferred stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Delaware Law

        Our amended and restated certificate of incorporation provides for the division of our board of directors into three classes with staggered three-year terms. In addition, our amended and restated certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of holders of two-thirds of the shares of our stock that are entitled to vote. Any vacancy on the board of directors, regardless of the reason for the vacancy, may only be filled by vote of the majority of the directors then in office. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

        Our amended and restated certificate of incorporation also provides that all stockholder actions must be effected at a duly called meeting and may not be taken by written action in lieu of a meeting. All stockholder action must be properly brought before any stockholder meeting, which according to our amended and restated bylaws means that a stockholder must comply with provisions requiring that we receive advance notice. In addition, special stockholder meetings may only be called by the Chairman of the Board, the President or pursuant to a resolution adopted by a majority of our entire board of directors. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until a meeting is called. These provisions could also discourage a potential acquiror from making a tender offer for our common stock because, even if able to acquire a majority of our outstanding voting securities, a potential acquiror would only be able to take actions such as electing new directors or approving business combinations or mergers at duly called stockholder meeting, and not by written consent.

Delaware Takeover Statute

        We are subject to Section 203 of the General Corporation Law of the State of Delaware, which, in general, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that the person or entity became an interested stockholder. A business combination includes mergers and asset sales involving the interested stockholder and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is, in general, any entity or person who owns, or within the last three years has owned, 15% or more of the outstanding voting stock. This provision could discourage takeover attempts, including attempts that might result in the payment of a premium over the market price for shares of our common stock.

Registration Rights

        We anticipate that, immediately after completion of this offering, the holders of approximately 5,248,488 shares of our outstanding common stock, including shares that we anticipate will be issued upon conversion of our outstanding preferred stock and in connection with the SI Telecom merger, will be entitled to require us to register those shares under the Securities Act for resale in the public market. Under the terms of a registration rights agreement, the holders of those shares have the right to require us to file a registration statement under the Securities Act to permit those shares to be sold in the public market. This right may be exercised on three occasions following this offering. The holders of those shares also have the right to require us on unlimited occasions to file additional registration statements on Form S-3 in order to permit their shares to be sold in the public markets. In addition, in the event that we decide to register any of our securities under the Securities Act, we are required, with certain exceptions, to include in our registration the registrable securities of any holder who so requests. The expenses incurred in such registrations will be borne by us.

Limitations of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any expense, liability or loss, whether or not we would have the power to indemnify such a person under Delaware law.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock will be Wachovia Bank, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately after completion of this offering, we will have a total of 10,537,909 shares of common stock outstanding, based on shares outstanding as of June 29, 2002 and calculated on a pro forma basis assuming the conversion of all of our outstanding preferred stock into common stock (based on an assumed public offering price of $15.00 per share), completion of a reverse stock split in which approximately every 10.42 shares of our then-outstanding common stock will become one share of our common stock and issuance of shares of our common stock in connection with the SI Telecom merger as if those transactions had occurred as of that date. Of these shares, the 5,000,000 shares sold in this offering will be available for immediate sale in the public market as of the date of this prospectus. The remaining shares of common stock will be "restricted securities" under Rule 144 of the Securities Act. Generally, restricted securities that have been owned for two years may be sold immediately after the completion of this offering and restricted securities that have been owned for at least one year may be sold 90 days after completion of this offering subject to compliance with the volume and other limitations of Rule 144 under the Securities Act. Following this offering, 5,000,000 shares will be immediately eligible for sale in the public market, approximately            shares will be eligible for sale in the public market beginning 90 days after the date of this prospectus and approximately            shares will be eligible for sale in the public market beginning 180 days after the date of this prospectus, or earlier with the consent of Wachovia Securities, Inc.

        The information in this section (including the information below) regarding numbers of shares outstanding has been calculated based on shares outstanding as of June 29, 2002 and on a pro forma basis assuming the conversion of all of our outstanding shares of preferred stock into common stock (based on an assumed public offering price of $15.00 per share), completion of the reverse stock split and issuance of shares of our common stock in connection with the SI Telecom merger, as if those transactions had occurred on that date.

Lock-Up Agreements

        All of our directors and officers, the selling stockholders and SI International L.L.C., which will own a total of approximately 49% of our outstanding common stock (or 46% if the underwriters' over-allotment option is exercised in full) immediately upon completion of this offering, will enter into agreements with Wachovia Securities, Inc. not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock or our other capital stock for a period of 180 days after the date of this prospectus without the prior written consent of Wachovia Securities, Inc., except that the L.L.C. will be permitted to distribute any of these securities to its unitholders (so long as any recipient of those securities enters into a similar lock-up agreement), the selling stockholders and the L.L.C. will be permitted to transfer any of these securities by gift, will or intestate succession (so long as any recipient of those securities enters into a similar lock-up agreement) and the selling stockholders will be permitted to sell shares of common stock in this offering. Wachovia Securities, Inc. may, in its sole discretion, at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us or any affiliate of ours at least one year previously is entitled to sell within any three month period a number of those shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will be approximately 105,379 shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who owns shares that were purchased from us, or any affiliate of ours, at least two years previously, would be entitled to sell the shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Rule 701

        Our employees, directors, officers, consultants or advisers who acquired our common stock prior to the date we become subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, under written compensatory benefit plans or written contracts relating to the compensation of these persons may rely on Rule 701 with respect to the resale of that stock. Rule 701 also will apply to stock options granted by our subsidiaries or predecessor companies before we become subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Shares of common stock issued by us or our subsidiaries or predecessor companies in reliance on Rule 701 are restricted securities. Subject to the lock-up agreements described above, if applicable, beginning 90 days after the date of this prospectus, persons who are not our affiliates may sell those shares subject only to the manner of sale provisions of Rule 144. Subject to the lock-up agreements described above, if applicable, persons who are our affiliates under Rule 144 may sell those shares without compliance with Rule 144's minimum holding period requirements.

Registration Rights

        Immediately after completion of this offering, holders of approximately 5,248,488 shares of common stock, in each case together with their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates. See "Description of Capital Stock—Registration Rights" for more information about the registration rights held by our stockholders.

Stock Options

        As of June 29, 2002 and calculated on a pro forma basis as if the issuance of options to purchase our common stock in connection with the SI Telecom merger had occurred on that date, options to purchase a total of 478,757 shares of common stock under stock option plans were outstanding. We anticipate that, immediately after completion of this offering,            shares of common stock will be reserved for issuance under our 2002 stock incentive plan, and that the number of shares authorized for issuance under that plan will automatically increase at the beginning of each fiscal year. We intend to issue options to purchase an undetermined number of shares of our common stock at an exercise price equal to the public offering price to our officers and directors. We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock issued or reserved for issuance under the stock option plans within 180 days after the date of the prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters named below, and the underwriters, for whom Wachovia Securities, Inc., Legg Mason Wood Walker, Incorporated, Raymond James & Associates, Inc. and BB&T Capital Markets, a division of Scott & Stringfellow, Inc. are acting as representatives, have severally agreed to purchase, the respective number of shares of common stock appearing opposite their names below.

Underwriter	Number of Shares
Wachovia Securities, Inc.
Legg Mason Wood Walker, Incorporated
Raymond James & Associates, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total	5,000,000

        The underwriters have agreed to purchase all of the shares shown in the above table if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        Commissions and Discounts.    The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price appearing on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $            per share, of which $            may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be changed.

        The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us and to the selling stockholders, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their overallotment option.

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

        We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $2.0 million. We have agreed under the registration rights agreement to pay the expenses of the selling stockholders.

        Overallotment Option.    We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the public offering price per share less the underwriting discounts and commissions per share shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to conditions, to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by that underwriter as shown in the above table represents as a percentage of the total number of shares shown in that table.

        Indemnity.    We and the selling stockholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        Lock-up Agreements.    All of our directors, officers, the selling stockholders and SI International L.L.C., which directors, officers and stockholders will own a total of approximately 49% of our outstanding common stock (or 46% if the underwriters' over-allotment option is exercised in full) immediately upon completion of this offering, will enter into agreements that, for a period of 180 days after the date of this prospectus, they will not, without the prior written consent of Wachovia Securities, Inc., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common or our other capital stock, except that the L.L.C. will be permitted to distribute any of these securities to its unitholders (so long as any recipient of those securities enters into a similar lock-up agreement), the selling stockholders and the L.L.C. will be permitted to transfer any of these securities by gift, will or intestate succession (so long as any recipient of those securities enters into a similar lock-up agreement) and the selling stockholders will be permitted to sell shares of common stock in this offering. The percentage in the preceding sentence is based on shares outstanding as of June 29, 2002 and has been calculated on a pro forma basis assuming the conversion of all our outstanding preferred stock into shares of common stock, the issuance of shares of our common stock in connection with the anticipated SI Telecom merger and completion of the proposed approximately 10.42 for one reverse stock split as if those transactions had occurred as of that date.

        In addition, we have agreed that, for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Wachovia Securities, Inc., offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock or other capital stock, except for:

  •
  the shares of common stock being sold by us in this offering;

  •
  the issuance of shares of common stock and stock options pursuant to our stock option plans as in effect on the date of this prospectus;

  •
  the issuance of shares of common stock upon the exercise of stock options; and

  •
  the issuance of shares of common stock in connection with the conversion of our outstanding preferred stock into common stock.

        Wachovia Securities, Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements.

        Quotation on the Nasdaq National Market.    We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol "SIIT."

        Stabilization.    The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market.

  •
  A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock.

  •
  A "syndicate covering transaction" is a bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.

  •
  A "penalty bid" is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter or selling group member in connection with this offering if the common stock originally sold by that underwriter or selling group member is purchased by the underwriters in a syndicate covering transactions and has therefore not been effectively placed by that underwriter or selling group member.

        The representatives of the underwriters have advised us that these transactions may be effected on the Nasdaq National Market or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

        Directed Share Program.    At our request, the underwriters have reserved up to 5% of the shares of common stock being sold in this offering for sale to our employees and their family members and friends of ours at the initial public offering price through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

        Other Relationships.    Wachovia Securities, Inc. and its affiliates have provided commercial and investment banking services to us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in other transactions with us and perform other services for us in the ordinary course of their business. In particular, an affiliate of Wachovia Securities, Inc. is a lender and agent under our existing bank credit facility. We anticipate that an affiliate of Wachovia Securities, Inc. will be a lender and an agent, and that an affiliate of BB&T Capital Markets will be a lender, under the new bank credit facility that we anticipate will replace our existing bank credit facility concurrently with the closing of this offering. In addition, Wachovia Bank, N.A., an affiliate of Wachovia Securities, Inc. will serve as transfer agent and registrar for our common stock.

        NASD Matters.    As described under "Use of Proceeds," we intend to use a portion of the net proceeds from this offering to repay borrowings outstanding under our existing bank credit facility. Because an affiliate of Wachovia Securities, Inc. is a lender under that credit facility and will receive more than 10% of the net proceeds from this offering through the repayment of those borrowings, this offering will be made pursuant to the provisions of Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. That rule requires that the public offering price of the common stock being sold in this offering be no higher than that recommended by a "qualified independent underwriter." Legg Mason Wood Walker, Incorporated has agreed to act as qualified independent underwriter with respect to this offering and is therefore assuming the responsibilities of acting as a qualified independent underwriter in pricing this offering and conducting due diligence.

        Pricing of this Offering.    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. The factors to be considered in determining the initial public offering price include:

  •
  prevailing market conditions;

  •
  our results of operations and financial condition;

  •
  financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable to us;

  •
  the present state of our development; and

  •
  our future prospects.

        An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering may be less than the initial public offering price. In addition, the estimated initial public offering price range appearing on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

LEGAL MATTERS

        The validity of the common stock we are offering by this prospectus will be passed upon for us by Shaw Pittman LLP, a limited liability partnership including professional corporations, McLean, Virginia. Sidley Austin Brown & Wood LLP, San Francisco, California will act as counsel to the underwriters.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 30, 2000 and December 29, 2001, and for each of the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001, as set forth in their reports included as part of this prospectus. We've included the financial statements and schedule in the registration statement, and the financial statements in this prospectus in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

        The financial statements of SI Engineering, formerly known as System Technology Associates, Inc., at December 31, 1999 and March 9, 2000 and for the periods ended December 31, 1999 and March 9, 2000 included in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

        We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to its being named in this prospectus as having certified the financial statements of System Technology Associates, Inc. as of and for the periods ended December 31, 1999 and March 9, 2000 as required by Section 7 of the Securities Act of 1933. Accordingly, you will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act for false or misleading statements or omissions in this prospectus or the financial statements of System Technology Associates, Inc. included herein and therefore your right of recovery under Section 7 may be limited as a result of the lack of consent.

CHANGE IN OUR INDEPENDENT PUBLIC ACCOUNTANT

        In May 2002, our Board of Directors appointed Ernst & Young LLP to serve as our independent public accountant, and dismissed Arthur Andersen LLP, which had previously served as our independent public accountant.

        Among the reasons considered by the Board of Directors for the dismissal of Arthur Andersen LLP was our understanding that the local Arthur Andersen office that served us was acquired by Ernst & Young LLP and that, following the acquisition, Arthur Andersen LLP would no longer have a significant presence in the Northern Virginia/Maryland/District of Columbia area for audit services.

        Arthur Andersen LLP's reports on our consolidated financial statements for each of the three years in the period ended December 29, 2001 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

        During each of the three years ended December 29, 2001 and throughout the time that they were retained by us, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen LLP's satisfaction, would have caused Arthur Andersen LLP to make reference to the subject matter of the disagreements in connection with its report on our consolidated financial statements for such years; and during such period there were no reportable events of the kind listed in Item 304(a)(1)(v) of Regulation S-K under the Securities Act.

        During each of the three years ended December 29, 2001 and through the date that we appointed Ernst & Young LLP as our independent public accountant, we did not consult with Ernst & Young LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K under the Securities Act.

        In a letter addressed to the Securities and Exchange Commission dated June 20, 2002, Arthur Andersen LLP confirmed its agreement with the statements contained in this section.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, see the registration statement and the exhibits and schedules thereto. Any document we file may be read and copied at the Commission's public reference room at 450 Fifth Street, N.W., in Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference room. Our filings with the Commission are available to the public from the Commission's website at http://www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing consolidated financial statements audited by an independent public accounting firm, quarterly reports containing unaudited consolidated financial data, current reports, proxy statements and other information with the Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the Commission's public reference room and the website of the Commission referred to above.

INDEX TO FINANCIAL STATEMENTS

PAGE
SI INTERNATIONAL, INC.
Report of Independent Public Accountants	F-2
Consolidated Balance Sheets as of December 30, 2000 and December 29, 2001 and June 29, 2002 (unaudited) and pro forma as of June 29, 2002 (unaudited)	F-3
Consolidated Statements of Operations for the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001, and for the six months ended June 30, 2001 (unaudited) and June 29, 2002 (unaudited)	F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001, and for the six months ended June 29, 2002 (unaudited)	F-5
Consolidated Statements of Cash Flows for the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001, and for the six months ended June 30, 2001 (unaudited) and June 29, 2002 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
SYSTEM TECHNOLOGY ASSOCIATES, INC.
Report of Independent Public Accountants	F-27
Balance Sheets as of December 31, 1999 and March 9, 2000	F-28
Statements of Operations and Retained Earnings for the year ended December 31, 1999 and the period from January 1, 2000 through March 9, 2000	F-29
Statements of Cash Flows for the year ended December 31, 1999 and the period from January 1, 2000 through March 9, 2000	F-30
Notes to Financial Statements	F-31

The consolidated financial statements included herein have been adjusted to reflect the corporate structure subsequent to the SI Telecom Merger as described in Note 1 and the reverse stock split described in Note 15 to the consolidated financial statements. We expect to be in a position to render the following audit report upon the effectiveness of such events assuming that from June 19, 2002, to the effective date of such events, no other events will have occurred that would affect the accompanying consolidated financial statements or notes thereto.

                      /s/ Ernst & Young LLP

McLean, Virginia
June 19, 2002

Report of independent auditors

To the Board of Directors of SI International, Inc.:

        We have audited the accompanying consolidated balance sheets of SI International, Inc. (a Delaware corporation) and subsidiaries (as defined in Note 1) as of December 30, 2000 and December 29, 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SI International, Inc. and subsidiaries (as defined in Note 1) as of December 30, 2000, and December 29, 2001, and the results of their operations and their cash flows for the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001 in conformity with accounting principles generally accepted in the United States.

        As explained in Note 7 and Note 11 to the consolidated financial statements, the Company has given retroactive effect to the change in accounting for certain compensated absences and put warrants, respectively.

                      /s/ Ernst & Young LLP

McLean, Virginia
June 19, 2002

SI International, Inc. and Subsidiaries
(See Note 1)
Consolidated balance sheets
As of December 30, 2000 and December 29, 2001 and as of
June 29, 2002 and pro forma as of June 29, 2002
(Amounts in thousands, except share and per share data)

	December 30, 2000	December 29, 2001	June 29, 2002	Pro forma June 29, 2002
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$198	$470	$1,342	$1,342
Accounts receivable, net	31,440	30,916	27,365	27,365
Prepaid income tax	734	817	—	—
Other current assets	1,523	1,568	4,305	4,305

Total current assets	33,895	33,771	33,012	33,012

Property and equipment, net	3,774	4,878	4,721	4,721
Goodwill and assembled workforce, net	43,415	39,829	39,829	39,829
Other assets	1,886	1,983	732	732

Total assets	$82,970	$80,461	$78,294	$78,294

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$16,831	$11,938	$11,274	$11,274
Current portion of notes payable	3,840	1,380	480	480
Current portion of long-term debt	1,938	2,375	2,500	2,500
Current portion of capital lease obligation	80	169	130	130
Stockholder advance	1,134	—	—	—
Deferred revenue	—	451	1,457	1,457
Other current liabilities	473	1,355	2,085	2,085

Total current liabilities	24,296	17,668	17,926	17,926

Notes payable, net of current portion	1,000	—	—	—
Long-term debt, net of current portion	32,817	31,327	29,047	29,047
Borrowings from stockholders	—	5,000	5,000	5,000
Other long-term liabilities	514	259	44	44
Put warrants	865	2,153	2,543	2,543
Minority interests	—	1,305	1,382	—
Commitments and contingencies
Redeemable cumulative preferred stock—$0.01 par value per share; 35,000 shares authorized; 21,372 shares issued and outstanding as of December 30, 2000, December 29, 2001 and June 29, 2002, respectively, including accrued and unpaid preferred dividends of $1,756, $3,808 and $4,897 as of December 30, 2000, December 29, 2001 and June 29, 2002, respectively (no shares issued and outstanding on a pro forma basis)	23,128	25,180	26,269	—
Stockholders' equity (deficit):
Common stock—$0.01 par value per share; 6,718,374 shares authorized; 4,674,069, 4,683,667 and 4,683,667 shares issued and outstanding as of December 30, 2000, December 29, 2001 and June 29, 2002, respectively (7,167,093 shares issued and outstanding on a pro forma basis)	47	47	47	72
Additional paid-in capital	1,172	—	—	27,626
Deferred compensation	—	(130)	(580)	(580)
Accumulated deficit	(869)	(2,348)	(3,384)	(3,384)

Total stockholders' equity (deficit)	350	(2,431)	(3,917)	23,734

Total liabilities and stockholders' equity (deficit)	$82,970	$80,461	$78,294	$78,294

The accompanying notes are an integral part of these consolidated statements.

SI International, Inc. and Subsidiaries
(See Note 1)
Consolidated statements of operations
For the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001
and the six months ended June 30, 2001 and June 29, 2002
(Amounts in thousands, except per share data)

				Six months ended
	Fiscal Year
				June 30, 2001	June 29, 2002
	1999	2000	2001
				(Unaudited)	(Unaudited)
Revenue	$33,891	$120,580	$146,583	$70,659	$69,133
Costs and expenses:
Direct costs	20,731	71,868	87,071	42,506	41,264
Indirect costs, including $12 and $68 of non-cash stock-based compensation in fiscal year 2001 and six months ended June 29, 2002, respectively	11,646	40,509	49,495	23,084	25,641
Depreciation	198	992	1,653	701	996
Amortization	517	3,088	3,586	1,794	—

Total operating expenses	33,092	116,457	141,805	68,085	67,901

Income from operations	799	4,123	4,778	2,574	1,232
Other income (expense)	2	(157)	—	—	—
Interest expense	(419)	(4,023)	(3,451)	(1,912)	(1,354)
Minority interests	—	—	(144)	(69)	(77)
Change in fair value of put warrants	—	(265)	(1,255)	(461)	(391)

Income (loss) before provision (benefit) for income taxes	382	(322)	(72)	132	(590)
Provision (benefit) for income taxes	271	424	657	330	(125)

Net income (loss)	111	(746)	(729)	(198)	(465)
Dividends on redeemable cumulative preferred stock	251	1,505	2,052	1,004	1,089

Net income (loss) attributable to common stockholders	$(140)	$(2,251)	$(2,781)	$(1,202)	$(1,554)

Basic weighted-average shares outstanding	4,444	4,674	4,682	4,677	4,684
Diluted weighted-average shares outstanding	4,444	4,674	4,682	4,677	4,684
Earnings (loss) per common share:
Basic earnings (loss) per common share	$(0.03)	$(0.48)	$(0.59)	$(0.26)	$(0.33)

Diluted earnings (loss) per common share	$(0.03)	$(0.48)	$(0.59)	$(0.26)	$(0.33)

Pro Forma earnings (loss) per common share (unaudited):
Basic earnings (loss) per common share	$(0.02)	$(0.32)	$(0.39)	$(0.17)	$(0.22)

Diluted earnings (loss) per common share	$(0.02)	$(0.32)	$(0.39)	$(0.17)	$(0.22)

The accompanying notes are an integral part of these consolidated statements.

SI International, Inc. and Subsidiaries
(See Note 1)
Consolidated statements of stockholders' equity (deficit)
For the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001
and the six months ended June 29, 2002
(Amounts in thousands, except share data)

			Stockholders' equity (deficit)
	Redeemable cumulative preferred stock
			Common stock
					Additional paid-in Capital	Deferred compensation	Accumulated deficit
	Shares	Amount	Shares	Amount				Total
Balance, January 2, 1999	—	$—	287,930	$3	$147	$—	$(234)	$(84)
Issuance of common stock for cash	—	—	4,290,162	43	2,282	—	—	2,325
Issuance of common stock as purchase consideration	—	—	95,977	1	499	—	—	500
Issuance of redeemable preferred stock	6,262	6,262	—	—	—	—	—	—
Dividends on redeemable preferred stock	—	251	—	—	(251)	—	—	(251)
Net income	—	—	—	—	—	—	111	111

Balance, January 1, 2000	6,262	6,513	4,674,069	47	2,677	—	(123)	2,601
Issuance of redeemable preferred stock	15,110	15,110	—	—	—	—	—	—
Dividends on redeemable preferred stock	—	1,505	—	—	(1,505)	—	—	(1,505)
Net loss	—	—	—	—	—	—	(746)	(746)

Balance, December 30, 2000	21,372	23,128	4,674,069	47	1,172	—	(869)	350
Issuance of common stock for cash	—	—	9,598	—	48	—	—	48
Issuance of SIITC minority shares	—	—	—	—	(27)	—	—	(27)
Issuance of SIITC warrants	—	—	—	—	(33)	—	—	(33)
Compensatory stock option grants	—	—	—	—	142	(130)	—	12
Dividends on redeemable preferred stock	—	2,052	—	—	(1,302)	—	(750)	(2,052)
Net loss	—	—	—	—	—	—	(729)	(729)

Balance, December 29, 2001 (information subsequent to December 29, 2001 is unaudited)	21,372	25,180	4,683,667	47	—	(130)	(2,348)	(2,431)
Compensatory stock option grants	—	—	—	—	518	(450)	—	68
Dividends on redeemable preferred stock	—	1,089	—	—	(518)	—	(571)	(1,089)
Net loss	—	—	—	—	—	—	(465)	(465)

Balance, June 29, 2002	21,372	$26,269	4,683,667	$47	$—	$(580)	$(3,384)	$(3,917)

The accompanying notes are an integral part of these consolidated statements.

SI International, Inc. and Subsidiaries
(See Note 1)
Consolidated statements of cash flows
For the fiscal years ended January 1, 2000, December 30, 2000 and
December 29, 2001 and six months ended June 30, 2001 and June 29, 2002
(Amounts in thousands)

	Fiscal Year			Six months ended
	1999	2000	2001	June 30, 2001	June 29, 2002
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$111	$(746)	$(729)	$(198)	$(465)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	715	4,080	5,239	2,495	996
Stock-based compensation	—	—	12	—	68
Amortization of deferred financing costs and debt discount	—	231	292	111	146
Change in fair value of put warrants	—	265	1,255	197	390
Minority interests	—	—	144	69	77
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(1,264)	(3,963)	270	(2,612)	3,551
Deferred and prepaid income taxes	88	(400)	(1,182)	677	817
Other current assets	138	(943)	(128)	(1,345)	(2,737)
Other assets	(252)	(1,531)	(17)	916	1,166
Accounts payable and accrued expenses	377	2,451	(3,942)	(1,832)	(664)
Deferred revenue	(29)	(311)	451	—	1,006
Deferred rent	—	(7)	32	(4)	(171)

Net cash provided by (used in) operating activities	(116)	(874)	1,697	(1,526)	4,180

Cash flows from investing activities:
Purchase of property and equipment, net	(267)	(1,884)	(2,577)	(1,485)	(839)
Cash paid for acquired businesses, net of cash acquired	(16,434)	(34,331)	—	—	—

Net cash used in investing activities	(16,701)	(36,215)	(2,577)	(1,485)	(839)

Cash flows from financing activities:
Proceeds from issuance of common stock	2,325	—	48	48	—
Proceeds from issuance of redeemable preferred stock	6,262	15,110	—	—	—
Proceeds (repayments) from stockholder advance	—	1,134	—	(1,134)	—
Proceeds (repayments) from bank overdrafts	254	219	882	634	730
Borrowings under line of credit	4,652	14,007	89,593	42,320	40,080
Repayments of line of credit	(3,504)	(4,651)	(89,391)	(41,500)	(41,170)
Repayments of notes payable	(29)	(9,908)	(3,460)	(2,034)	(900)
Proceeds from notes payable	7,000	—	—	—	—
Proceeds from long-term debt	—	22,000	—	—	—
Repayments of long-term debt	—	(750)	(1,375)	(250)	(1,125)
Payments of capital leases	(29)	(92)	(145)	(42)	(84)
Proceeds from borrowings from stockholders	—	—	5,000	5,000	—

Net cash provided by (used in) financing activities	16,931	37,069	1,152	3,042	(2,469)

Net increase (decrease) in cash and cash equivalents	114	(20)	272	31	872
Cash and cash equivalents, beginning of period	104	218	198	198	470

Cash and cash equivalents, end of period	$218	$198	$470	229	1,342

Supplemental disclosures of cash flow information:
Cash payments for interest	$326	$3,650	$2,897	$1,467	963

Cash payments for taxes	$427	$1,104	$907	$254	1,640

Supplemental disclosure of noncash activities:
Equipment acquired under capital leases	$429	$—	$149	—	—

The accompanying notes are an integral part of these consolidated statements.

 SI International, Inc. and Subsidiaries
(See Note 1)
Notes to consolidated financial statements
(Information as of June 29, 2002 and for the six months ended
June 29, 2002 and June 30, 2001 is unaudited)

1.  Business:

        SI International, Inc. (the Company or SI) as further defined below, was incorporated on October 14, 1998 (Inception), under the laws of the state of Delaware. The Company is a provider of information technology and network solutions with the federal government as a major client. The Company offers a full spectrum of solutions and services from design and development to implementation and operations to assist clients in achieving their missions. The Company combines technological and industry experience to provide state-of-the-practice solutions through service offerings in the areas of information technology applications, systems engineering, network and telecom engineering and outsourcing.

        On January 1, 2001, the Company separated its telecommunications operations, which it obtained through an acquisition in fiscal year 2000, by contributing the net assets of the telecommunications operations to a sister company, SI International Telecom Corporation (SI Telecom), in exchange for 5,000 shares of senior participating preferred stock in SI Telecom (SI Telecom Transaction). Warrant holders and options holders of the Company received warrants and options in SI Telecom and the existing minority shareholders in SI received a comparable minority ownership in SI Telecom. In addition, SI International, L.L.C. (SI L.L.C.), the majority owner of SI, contributed $1.1 million in cash and received 44,624 shares of SI Telecom junior participating preferred stock (see Note 13). Upon completion of these transactions, the effective ownership structure of SI Telecom on a fully diluted basis was identical with the ownership of SI. Both SI and SI Telecom were owned in majority by SI L.L.C.

        Immediately prior to the contemplated initial public offering of SI stock, SI Telecom will be merged back into SI, (the SI Telecom Merger) such that SI Telecom will become a wholly owned subsidiary of SI. The SI Telecom junior participating preferred stock and SI Telecom common shares held by minority shareholders will be exchanged for SI shares based on a ratio of 0.167 SI common shares for each share of SI Telecom common stock.

        Because these transactions will have been consummated between entities under common control, the consolidated financial statements and the associated notes herein are based upon the historical cost of SI Telecom and SI and the corporate structure subsequent to the SI Telecom Merger as if that merger had occurred as of December 30, 2000 and been effective during fiscal year 2001 and thereafter. Therefore, the accounts of SI Telecom are presented in these consolidated financial statements and associated notes herein as if it had been a subsidiary of the Company during 2001 and thereafter. Since the separation of SI Telecom did not occur until fiscal year 2001, the operations included in these financial statements prior to fiscal year 2001 is comparable to the corporate structure presented herein in fiscal year 2001.

2.    Summary of significant accounting policies:

Principles of consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. Equity interests in subsidiaries that are not owned by SI are classified as minority interests (see Note 13). All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reporting periods

        The Company's fiscal year ends on the Saturday nearest to December 31. All fiscal years presented include 52 weeks. The Company's quarters end on the Saturday nearest to the applicable quarterly month-end.

Interim financial statements

        The interim consolidated financial statements of SI as of and for the six months ended June 30, 2001 and June 29, 2002 presented herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information in footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The financial statements reflect all adjustments (consisting of only normal recurring adjustment) which, in the opinion of management, are necessary to present fairly the consolidated financial position, results of operations and cash flows of the Company for the interim periods presented.

Cash and cash equivalents

        The Company considers all investments with maturities of three months or less at the date of purchase to be cash equivalents.

        The balance of checks the Company has written, but have not yet been presented to the bank for payment of $473,000 and $1.4 million at December 30, 2000 and December 29, 2001 have been classified in other current liabilities in the accompanying consolidated balance sheets.

Revenue recognition

        The Company recognizes revenue under its government contracts when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collectibility of the contract price is considered probable and can be reasonably estimated. Revenue is earned under cost reimbursable, time and materials and fixed price contracts. Direct contract costs are expensed as incurred.

        Under cost reimbursable contracts, the Company is reimbursed for allowable costs, and paid a fee which may be fixed or performance-based. Revenues on cost reimbursement contracts are recognized as costs are incurred plus an estimate of applicable fees earned. The Company considers fixed fees under cost reimbursement contracts to be earned in proportion of the allowable costs incurred in performance of the contract. For cost reimbursement contracts that include performance based fee incentives, the Company recognizes the relevant portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as the Company's prior award experience and communications with the customer regarding performance.

        Revenue on time and materials contracts are recognized based on direct labor hours expended at contract billing rates and adding other billable direct costs.

        Fixed price contracts may include either a product delivery or specific service performance throughout a period. Revenue on fixed price contracts that provide for the Company to render services throughout a period is recognized as earned according to contract terms as the service is provided. For fixed price contracts that provide for the delivery of a specific product with related customer acceptance provisions, revenues and associated contract costs are recognized upon product delivery and customer acceptance.

        The Company's contracts with agencies of the government are subject to periodic funding by the respective contracting agency. Funding for a contract may be provided in full at inception of the contract or ratably throughout the contract as the services are provided. In evaluating the probability of funding for purposes of assessing collectibility of the contract price, the Company considers its previous experiences with its customers, communications with its customers regarding funding status, and the Company's knowledge of available funding for the contract or program. If funding is not assessed as probable, revenue recognition is deferred until realization is deemed probable.

        Contract revenue recognition inherently involves estimation, including the contemplated level of effort to accomplish the tasks under contract, the cost of the effort, and an ongoing assessment of progress toward completing the contract. From time to time, as part of the normal management processes, facts develop that require revisions to estimated total costs or revenues expected. The cumulative impact of any revisions to estimates and the full impact of anticipated losses on any type of contract are recognized in the period in which they become known.

        The allowability of certain costs under government contracts is subject to audit by the government. Certain indirect costs are charged to contracts using provisional or estimated indirect rates, which are subject to later revision based on government audits of those costs. Management is of the opinion that costs subsequently disallowed, if any, would not be significant.

Significant customers

        Revenue generated from contracts with the federal government or prime contractors doing business with the federal government accounted for approximately 90 percent of revenues in the fiscal years 1999, 2000 and 2001.

	Percent of revenues
	Fiscal year
	1999	2000	2001
Department of Defense	11.3%	39.8%	45.0%
Federal civilian agencies	82.3%	47.4%	43.4%
Commercial entities	6.4%	12.8%	11.6%

Total revenue	100.0%	100.0%	100.0%

        There is one contract with the Department of Defense that is approximately 14 percent and 19 percent of revenue in fiscal year 2000 and 2001, respectively.

Credit risk

        The Company's assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Accounts receivable consist primarily of billed and unbilled amounts, including indirect cost rate variances, due from various agencies of the federal government or prime contractors doing business with the federal government, and other commercial customers. The Company historically has not experienced significant losses related to accounts receivable and therefore, believes that credit risk related to accounts receivable is minimal. The Company maintains cash balances that may at times exceed federally insured limits. The Company maintains this cash at high-credit quality institutions and, as a result, believes credit risk related to its cash is minimal.

Property and equipment

        Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed generally using a straight-line method over the estimated useful lives of the related assets, as follows:

Software, computers and equipment	3 – 5 years
Furniture and fixtures	5 – 7 years
Leasehold improvements	Shorter of its estimated useful life or the term of the lease

Deferred financing costs

        Costs incurred in raising debt are deferred and amortized as interest expense over the term of the related debt using the effective interest method. These deferred costs are reflected as a component of other assets in the accompanying consolidated balance sheets. The deferred financing costs consist of the following (in thousands):

	December 30, 2000	December 29, 2001
Deferred loan costs	$1,039	$1,069
Accumulated amortization	(134)	(306)

	$905	$763

        Amortization of deferred financing costs was approximately $0, $134,000 and $172,000 in fiscal years 1999, 2000, and 2001, respectively.

Impairment of long-lived assets

        Long-lived assets, including property and equipment, goodwill and identifiable intangible assets to be held and used, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Pursuant to SFAS No. 121, impairment is determined by comparing the carrying value of these long-lived assets to management's best estimate of the future undiscounted cash flows expected to result from the use of the assets and eventual disposition. In the event an impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset, which is generally determined by using quoted market prices or valuation techniques such as the discounted present value of expected future cash flows, appraisals, or other pricing models as appropriate. The Company believes that no such impairment existed in accordance with SFAS No. 121 as of December 30, 2000 and December 29, 2001. In the event that there are changes in the planned use of the Company's long-term assets or its expected future undiscounted cash flows are reduced significantly, the Company's assessment of its ability to recover the carrying value of these assets under SFAS No. 121 would change.

        Since the Company's best estimate of undiscounted future cash flows generated from these assets exceeds their carrying value for each of the periods presented, no impairment pursuant to SFAS No. 121 existed. However, as more fully described in "New Accounting Pronouncements," beginning in the first quarter of fiscal year 2002, the Company's goodwill is subject to the impairment test requirements of SFAS No. 142.

Deferred revenue

        During 1996, one of the companies acquired by SI entered into an agreement with a third party to assist in the development of a proposal to the People's Republic of China for a system that produces machine-readable visas and passports. As part of the agreement, this company received approximately $300,000 as an advance to defray its costs for participating in the proposal process. Under the terms of the agreement, this company was required to repay the advance if the contract is won. The advance was initially recorded as deferred revenue.

        During 2000, management concluded that it was probable that the contract would not be won and the advance would not be repaid. Accordingly, the previously deferred revenue was credited to income during 2000 and is reflected as a component of other income in the accompanying consolidated statements of operations.

        During the 2001 fiscal year, SI Telecom received an advance payment of approximately $451,000 from a customer to purchase equipment to be used in a contract. This advance was reflected as deferred revenue as of December 29, 2001 in the accompanying consolidated balance sheets.

Fair value of financial instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, credit facilities, and long-term debt. In management's opinion, the carrying amounts of these financial instruments approximate their fair values at December 30, 2000 and December 29, 2001.

Stock-based compensation

        The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25 and its related interpretations, compensation cost is generally recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

Income taxes

        Income taxes are accounted for using an asset and liability approach that requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not considered. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Earnings (loss) per share

        The Company has applied SFAS No. 128, "Earnings Per Share," for all fiscal years presented in these consolidated financial statements. SFAS No. 128 requires disclosure of basic and diluted earnings per share (EPS). Basic EPS is computed by dividing reported earnings available to common stockholders by the weighted average number of shares outstanding without consideration of common stock equivalents or other potentially dilutive securities. Diluted EPS gives effect to common stock equivalents and other potentially dilutive securities outstanding during the period. Redeemable cumulative preferred stock is excluded from diluted earnings per share as it is not convertible into common stock.

        Options and warrants to purchase 194,382, 539,785 and 517,039 shares of common stock that were outstanding at January 1, 2000, December 30, 2000, and December 29, 2001, respectively, were not included in the computation of diluted loss per share as their effect would be anti-dilutive. Options and warrants to purchase 504,894 shares of common stock at June 30, 2001 and 429,437 shares at June 29, 2002 were also not included in the computation because of their anti-dilutive effect.

Comprehensive income (loss)

        SFAS No. 130, "Reporting Comprehensive Income," was adopted during fiscal year 1998. This statement established standards for reporting comprehensive income in the financial statements. Comprehensive income reports the effects on net earnings (losses) of transactions that are related to the equity of a company, but that have not been transacted directly with company's shareholders. This statement only modifies disclosures, including financial statement disclosures, and does not result in changes to the results or financial position. The Company did not have any components of other comprehensive income during the periods presented.

Segment reporting

        SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. Management has concluded that the Company operates in one segment based upon the information used by management in evaluating the performance of its business and allocating resources and capital.

Reclassifications

        Certain prior year balances have been reclassified to conform to the presentation of the current year.

New accounting pronouncements

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, as amended by SFAS Nos. 137 and 138, "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended, establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company adopted SFAS No. 133 beginning in its 2001 fiscal year.

        In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being reclassified into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill.

        SFAS No. 142 requires the use of the non-amortization approach to account for purchased goodwill and certain related intangibles. Under the non-amortization approach, goodwill and certain related intangibles will not be amortized into results of operations, but instead will be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain related intangibles exceeds its fair value.

        The Company is required to adopt the provisions of each statement in its 2002 fiscal year. The adoption of these accounting standards has resulted in a reclassification of the previously identified intangible asset, assembled workforce into goodwill and the cessation of goodwill amortization commencing with its first quarter ended March 30, 2002. The carrying value of assembled workforce and goodwill was $4.9 million and $34.9 million, respectively, as of December 29, 2001. Amortization related to goodwill and assembled workforce was approximately $3.6 million in fiscal year 2001. SFAS No. 142 requires a two-step approach in assessing goodwill for impairment and then measuring impairment, if it exists. The Company completed the first step in the determination of whether an impairment exists during the quarter ended June 29, 2002. The analysis indicates that no impairment of goodwill exists; however, future impairment reviews may result in the recognition of such impairment.

        The Company adopted SFAS No. 142 on January 1, 2002. A reconciliation of previously reported net income (loss) and earnings (loss) per share with the amounts adjusted for the exclusion of goodwill and assembled workforce amortization net of related income tax effect follows (in thousands):

	Fiscal year			Six months ended June 30, 2001
	1999	2000	2001
Reported net income (loss) attributable to common stockholders	$(140)	$(2,251)	$(2,781)	$(1,202)
Goodwill and assembled workforce amortization, net of tax benefit	494	2,265	2,595	1,298

Adjusted net income (loss) attributable to common stockholders	$354	$14	$(186)	$96
Earnings (loss) per common share:
Reported basic earnings (loss) per common share	$(0.03)	$(0.48)	$(0.59)	$(0.26)
Goodwill and assembled workforce amortization	0.11	0.48	0.55	0.28

Adjusted basic earnings (loss) per common share	$0.08	$0	$(0.04)	$0.02
Reported diluted earnings (loss) per common share	$(0.03)	$(0.48)	$(0.59)	$(0.26)
Goodwill and assembled workforce amortization per common share	0.11	0.48	0.55	0.28

Adjusted diluted earnings (loss) per common share	$0.08	$0.00	$(0.04)	$0.02

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used, the measurement of long-lived assets to be disposed of by sale and for segments of a business to be disposed of. SFAS No. 144 supercedes SFAS No. 121 and also supercedes APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement is effective for fiscal years beginning after December 15, 2001. The Company adopted this standard on December 30, 2001. Adoption of the new standard did not have a material impact on the Company's financial position or results of operations.

3.    Acquisitions:

        On January 15, 1999, the Company purchased all of the outstanding common stock of SI International Development, Inc., formerly Statistica, Inc. (SI Development) for consideration of approximately $4.5 million in cash and $500,000 in subordinated notes at a stated interest rate of 8.5 percent, due in January 2000, in a transaction accounted for as a purchase.

        On July 9, 1999, the Company purchased all of the outstanding common stock of SI International Learning, Inc., formerly WPI, Inc. (SI Learning) for consideration of approximately $2.6 million in cash and $545,000 in subordinated notes at a stated interest rate of 8.0 percent, due in July 2000, plus 95,977 shares of the Company's common stock in a transaction accounted for as a purchase.

        On November 19, 1999, the Company purchased all of the outstanding common stock of SI International Consulting, Inc. formerly Noblestar Federal Systems, Inc. (SI Consulting) for consideration of approximately $10.2 million in cash, less approximately $1.1 million of intercompany receivables from NFSI's parent, and $1.9 million in subordinated notes at a stated interest rate of 8.5 percent, due in November 2000, in a transaction accounted for as a purchase.

        On March 9, 2000, the Company purchased all of the outstanding common stock of SI International Engineering, Inc., formerly System Technology Associates, Inc. (SI Engineering) for the initial consideration of approximately $33.0 million in cash and $4.8 million in subordinated notes in a transaction accounted for as a purchase. The subordinated notes bear interest at the prime rate plus 2 percent, with $3.8 million due in March 2001, subject to collection of certain accounts receivable, and $1.0 million due in March 2002. Payments of approximately $480,000 of these notes have been withheld by the Company as of April 22, 2002 since certain accounts receivable have not been fully collected.

Allocation of purchase consideration

        The acquisitions have been accounted for using the purchase method of accounting and accordingly, the purchase consideration has been allocated, based on estimates of fair value, to tangible assets and identifiable intangible assets acquired and liabilities assumed on the acquisition dates. The Company has recorded identifiable intangibles on the acquired businesses related to the assembled workforce at a fair value of approximately $8.2 million as of December 29, 2001. Prior to the adoption of SFAS No. 142 during fiscal year 2002, this amount was being amortized on a straight-line basis over five years, the estimated period of its benefit.

        As of December 29, 2001, the purchase price in excess of identified tangible and intangible assets and liabilities assumed in the amount of approximately $38.8 million was allocated to goodwill. Prior to adoption of SFAS No. 142 during fiscal year 2002, this amount was being amortized on a straight-line basis over twenty years, the estimated period of its benefit.

        The unaudited pro forma consolidated amounts for the fiscal year ended December 30, 2000 give effect to the fiscal year 2000 acquisition of SI Engineering as if it had occurred at the beginning of the fiscal year, by combining the results of its operations of the fiscal year 2000 acquired businesses with the results of the Company for the year ended December 30, 2000. The unaudited pro forma consolidated amounts for the fiscal year ended January 1, 2000 give effect to the fiscal year 1999 acquisitions of SI Development, SI Learning and SI Consulting and the fiscal year 2000 acquisition of SI Engineering as if they had occurred at the beginning of fiscal year 1999. The pro forma amounts do not purport to be indicative of the results of operations that would have been achieved had the transactions been in effect as of the beginning of fiscal year 1999 and fiscal year 2000 and should not be construed as being representative of future results of operations.

	Proforma (unaudited)
	Fiscal years
(in thousands)	1999	2000
Contract revenue	$112,122	$134,252
Net loss	(1,753)	(992)
Net loss attributable to common stockholders	(2,004)	(2,497)
Basic and diluted loss per common share	$(0.50)	$(0.62)

4.    Accounts receivable:

        Accounts receivable consists of the following (in thousands):

	December 30, 2000	December 29, 2001	June 29, 2002
			(Unaudited)
Billed accounts receivable	$15,607	$15,670	$14,690
Unbilled accounts receivable:
Currently billable	12,215	11,301	10,536
Unbilled retainages and milestones payments expected to be billed within the next 12 months	3,755	3,545	1,736
Indirect costs incurred and charged to cost-plus contracts in excess of provisional billing rates (see Note 10)	363	1,030	1,028

Total unbilled accounts receivable	16,333	15,876	13,300
Allowance for doubtful accounts	(500)	(630)	(625)

Accounts receivable, net	$31,440	$30,916	$27,365

        The currently billable amounts included as unbilled accounts receivable as of December 29, 2001 represent amounts which were billed subsequent to year-end during the first quarter 2002. They are billings for services rendered prior to year-end which were billed once necessary billing data had been collected and an invoice produced.

        Long-term unbilled accounts receivable of approximately $910,000, $1.2 million and $1.2 million as of December 30, 2000, December 29, 2001 and June 29, 2002, respectively, are included in other assets in the accompanying consolidated balance sheets.

        Management has determined that it will not pursue collection of certain amounts contractually due from a customer. As a result of this decision, during the second quarter of 2002, the Company incurred a charge of $2.0 million to reflect this decision. This charge is classified as a component of indirect costs in the accompanying consolidated statement of operations.

5.    Property and equipment:

        Property and equipment consist of the following (in thousands):

	December 30, 2000	December 29, 2001
Computers and equipment	$3,565	$4,873
Software	505	1,370
Furniture and fixtures	463	956
Leasehold improvements	426	486

	4,959	7,685
Less—Accumulated depreciation and amortization	(1,185)	(2,807)

	$3,774	$4,878

        Property and equipment includes assets financed under capital lease obligations of approximately $330,000 and $379,000, net of accumulated depreciation, as of December 30, 2000 and December 29, 2001, respectively.

        Depreciation expense of approximately $198,000, $992,000 and $1.7 million was recorded in fiscal years 1999, 2000, and 2001, respectively.

6.    Goodwill and assembled workforce:

        Intangible assets consist of the following (in thousands):

	December 30, 2000	December 29, 2001	June 29, 2002
			(Unaudited)
Assembled workforce	$8,230	$8,230	$—
Goodwill	38,790	38,790	47,020

	47,020	47,020	47,020
Accumulated amortization	(3,605)	(7,191)	(7,191)

Goodwill and assembled work force, net	$43,415	$39,829	$39,829

        Amortization expense of approximately $517,000, $3.1 million, and $3.6 million was recorded in fiscal years 1999, 2000, and 2001, respectively.

7.    Accounts payable and accrued expenses:

        Accounts payable and accrued expenses consists of the following (in thousands):

	December 30, 2000	December 29, 2001	June 29, 2002
			(Unaudited)
Accounts payable	$8,340	$5,255	$3,637
Accrued compensation and benefits	5,007	3,846	5,106
Accrued interest	200	495	741
Other accrued liabilities	3,284	2,342	1,790

Accounts payable and accrued expenses	$16,831	$11,938	$11,274

        Included in accrued compensation and benefits is a liability for nonvesting, accumulating sick pay. Prior to the Company's 2001 fiscal year, SI Engineering employees accrued sick leave separately from other compensated absences. A departing employee was not paid for accrued but unused sick leave. Prior to its 2001 fiscal year, as allowed by accounting principles generally accepted in the United States, the Company did not recognize a liability for this accrued but unused sick leave. Based on actual experience indicating that the majority of accrued SI Engineering sick leave was used by employees, the Company's management believed that it was preferable to recognize a liability for this obligation in the Company's consolidated financial statements. Accordingly, during fiscal year 2001, and retroactively for all years presented management changed its accounting policy related to the accounting for nonvesting, accumulating sick leaves and has reflected a liability for sick leave of $624,000 and $340,000 as of December 30, 2000 and December 29, 2001, respectively.

8.    Income taxes:

        The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse.

        The tax effect of significant temporary differences, which comprise the deferred tax assets and liabilities, are as follows (in thousands):

	December 30, 2000	December 29, 2001
Deferred tax assets (liabilities):
Net operating loss	$57	$—
Intangible assets	(425)	(126)
Accrued vacation	351	412
Allowance for doubtful accounts	89	9
Start-up and organizational costs	206	127
Unbilled revenue	(1,130)	(990)
Section 481(a) adjustment	(18)	—
Depreciation and amortization	63	25
Other current liabilities	(63)	154

Net deferred tax liability	$(870)	$(389)

        The provision for income taxes consists of the following for the fiscal years (in thousands):

	Fiscal year
	1999	2000	2001
Current provision:
Federal	$204	$—	$730
State	57	316	408
Deferred provision (benefit):
Federal	6	(66)	(367)
State	4	174	(114)

Provision for income taxes	$271	$424	$657

        A reconciliation of taxes at the Federal statutory income tax rate to the provision for income taxes is as follows (in thousands):

	1999	2000	2001
Taxes at the Federal statutory income tax rate	$130	$(109)	$(25)
State income taxes, net of Federal benefit	40	323	194
Change in fair value of put warrants	—	90	426
Amortization of non-deductible goodwill	97	122	134
Other, net	4	(2)	(72)

Provision for income taxes	$271	$424	$657

9.    Debt:

        Debt consists of the following (in thousands):

	December 30, 2000	December 29, 2001	June 29, 2002
			(Unaudited)
Credit facilities:
Line of credit, bears interest at the London Inter Bank Offered Rate (LIBOR) plus 3.25 percent (10.1 and 5.1 percent at December 30, 2000 and December 29, 2001, respectively), interest due monthly, principal due March 9, 2006, $3,790 unused at December 29, 2001	$14,008	$14,210	$12,988
Tranche A senior note, bears interest at LIBOR plus 3.5 percent (10.3 and 5.4 percent at December 30, 2000 and December 29, 2001, respectively), interest due monthly, principal due March 9, 2006	16,250	14,875	13,750
Tranche B subordinated note, bears interest at LIBOR plus 5.5 percent (12.3 and 7.4 percent at December 30, 2000, and December 29, 2001, respectively), interest due monthly, principal due March 9, 2007	5,000	5,000	5,000
Discount on Tranche B subordinated note (see Note 11)	(503)	(383)	(191)

	34,755	33,702	31,547

Borrowings from stockholders:
Note payable to Frontenac Company, bears interest at 8.5 percent, compounded annually, interest and principal due March 31, 2007	$—	$4,575	$4,575
Note payable to SI L.L.C., bears interest at 8.5 percent, compounded annually, interest and principal due March 31, 2007	—	425	425

	—	5,000	5,000

Notes payable:
Indemnification note payable, bears interest at the prime rate plus 2 percent (10.75 and 6.75 percent at December 30, 2000 and December 29, 2001, respectively), interest due quarterly, principal due March 10, 2001	3,840	380	380
Deferred payment note, bears interest at the prime rate plus 2 percent (10.75 and 6.75 percent at December 30, 2000 and December 29, 2001, respectively), interest due quarterly, principal due March 10, 2002	1,000	1,000	100

	4,840	1,380	480

Total debt	$39,595	$40,082	$37,027

2000 credit facilities

        In March 2000, in connection with the acquisition of STA as described in Note 3, the Company entered into a new credit agreement among SI, SI L.L.C., and two commercial lenders. This credit agreement was amended effective January 1, 2001, in connection with the SI Telecom Transaction (as amended, the 2000 Credit Agreement). The 2000 Credit Agreement consists of a receivable-based revolving line of credit of up to $18.0 million (the Working Capital Loans), $17.0 million of senior notes (Tranche A Note) and $5.0 million of subordinated notes (Tranche B Note).

        Borrowings under the credit agreement are secured by substantially all the assets of the Company.

        The Tranche A Note bears interest at the LIBOR rate plus 3.5 percent and is due March 2006. The Tranche A Note requires the Company to make quarterly scheduled principal payments and monthly interest payments. The Tranche B Note, which is subordinated to the Tranche A Note and the Working Capital Loans, bears interest at the LIBOR rate plus 5.5 percent and is due March 2007. The Tranche B Note also requires the Company to make quarterly scheduled principal payments and monthly interest payments beginning the earlier of June 30, 2006, or upon payment in full of the Tranche A Note. Both the Tranche A Note and the Tranche B Note have mandatory prepayment for excess cash flow, major casualty proceeds, sale of assets, and sale of equity securities as defined in the 2000 Credit Agreement. The mandatory prepayment of the Tranche B Note applies only after the Tranche A Note is fully paid. The Working Capital Loans bear interest at the LIBOR rate plus 3.25 percent and are due the earlier of March 2006 or the date upon which the Tranche A Note has been paid in full. The Working Capital Loans require monthly interest payments based on the outstanding borrowing and quarterly commitment fee of 0.5 percent on the unused amount.

        The 2000 Credit Agreement includes certain restrictive covenants, which require the Company, among other things, to maintain minimum levels of earnings before interest, taxes, depreciation and amortization, ratios of cash flow to debt service, leverage ratio and places limits on capital expenditures. In 2001, the Company's capital expenditures exceeded the limits set by the covenant. The lenders agreed to amend the facility, thereby waiving the capital expenditures covenant for 2001.

        The Company plans to use the proceeds from its contemplated initial public offering to pay all amounts outstanding on the 2000 Credit Agreement.

Borrowings from stockholders

        In March 2001, the Company received funding from certain members of SI L.L.C., the majority owner of the Company, and Frontenac Company, the majority owner of SI L.L.C., in the form of notes payable. The total proceeds from the notes were $5.0 million. The notes bear interest at 8.5 percent per annum, compounded annually, and mature in March 2007. Principal and interest are due at maturity.

        In connection with the contemplated initial public offering, the Company plans to use the proceeds from the offering to pay all amounts outstanding on the borrowings from stockholders.

Stockholder advance

        In connection with the SI Telecom Transaction, SI L.L.C. received junior participating preferred stock of SI Telecom and contributed $1.1 million in cash. In December 2000, SI L.L.C. advanced $1.1 million to SI to be advanced to SI Telecom. The amount was held by SI as of December 29, 2000, and is reflected as a stockholder advance liability in the accompanying December 30, 2000 consolidated balance sheet. In January 2001, SI paid this advance to SI Telecom and SI Telecom issued the junior participating preferred stock to SI L.L.C. (see Note 13).

Minimum future principal payments

        Minimum future principal payments for the Company's debt are as follows (in thousands):

Fiscal Year
2002	$3,755
2003	3,688
2004	3,813
2005	4,000
2006	17,710
Thereafter	7,499

$40,465

10.  Commitments and contingencies:

Leases

        As of December 29, 2001, the Company has noncancelable operating leases, primarily for real estate that expire over the next six years. Rental expense during fiscal year 1999, 2000, and 2001 was approximately $1.0 million, $3.3 million, and $3.7 million, respectively.

        Future minimum lease payments under noncancelable operating and capital leases as of December 29, 2001 are as follows (in thousands):

Fiscal year	Capital	Operating
2002	$176	$3,641
2003	104	2,054
2004	104	2,081
2005	—	1,828
2006	—	930
Thereafter	—	4,363

Total minimum lease payments	384	$14,897

Less—Interest element of payment	(36)

Present value of future minimum lease payments	348
Current portion	169

	$179

Contract cost audits

        Payments to the Company on government cost reimbursement contracts are based on provisional, or estimated indirect rates, which are subject to audit on an annual basis by the Defense Contract Audit Agency (DCAA). The cost audits result in the negotiation and determination of the final indirect cost rates that the Company may use for the period(s) audited. The final rates, if different from the provisional rates, may create an additional receivable or liability for the Company. The Company's revenue recognition policy calls for revenue recognized on all cost reimbursement government contracts to be recorded at actual rates unless collectibility is not reasonably assured. To the extent the indirect rate differential creates a liability for the Company, the differential is recognized as a reduction to revenue when identified. The Company had recorded a receivable and revenue of approximately $1.2 million at December 29, 2001, related to indirect rate differentials. This amount is expected to be billed during fiscal year 2003. Management does not believe the results of the cost audits and subsequent negotiations will have a material effect on the accompanying financial statements. As of

December 29, 2001, final rates for contracts for the fiscal year ended December 30, 2000 were under audit and those rates were being reviewed.

Litigation and claims

        On March 1, 2002, the Company filed a demand for arbitration with the American Arbitration Association seeking to arbitrate a dispute with one of its former employees, regarding the valuation of units purchased by the former employee in SI International, L.L.C., its principal stockholder. On March 25, 2002, the former employee filed a complaint in Delaware Chancery Court against the Company, SI International, L.L.C., Ray J. Oleson, Chief Executive Officer, Frontenac VII Limited Partnership, and Frontenac Masters VII Limited Partnership, seeking to enjoin the demand for arbitration on the grounds that the dispute in question is not subject to arbitration. The complaint was dismissed on June 24, 2002. In July 2002, the former employee filed his counterclaims in the arbitration. The Company expects discovery to begin in October 2002 and the arbitration hearing to take place in December 2002. While the Company cannot presently determine the ultimate outcome of this matter, management believes that the resolution of this matter will not have a material adverse effect on the Company's financial position.

        In November 2001, a lawsuit was filed in the District Court of Dallas County, Texas, naming System Technology Associates, Inc. (now SI Engineering), one of the acquired businesses, as a defendant. The claims arose out of an alleged breach of certain confidentiality and non-disclosure provisions of a contract to analyze two oil and gas fields by an STA employee. The suit charged STA with breach of contract, violation of the Texas Deceptive Trade Practices Act, conspiracy to defraud and fraud. In June 2002, the Company entered into a mutual release, compromise and settlement agreement, filed in the District Court of Dallas County, Texas. The Company agreed to pay the plaintiff $400,000 upon execution of the agreement in exchange for a full release of all claims against SI Engineering by the plaintiff and a dismissal of SI Engineering from the lawsuit. The Company paid $400,000 in July 2002.

        The Company is a party to other litigation and legal proceedings that they believe to be a part of the ordinary course of the Company's business. The Company may become involved in other material legal and governmental, administrative or contractual proceedings in the future.

11.  Put warrants:

        On March 9, 2000, the Company issued warrants to purchase 169,526 shares of Non-Voting Common Stock to a lender (Warrants) in conjunction with the Tranche B subordinated note of the 2000 Credit Agreement discussed in Note 9. The exercise price is $0.06 per share, subject to adjustment as provided for in the related warrant agreement (Warrant Agreement). The Warrants expire on March 9, 2010. The holder of the Warrants has a right to demand mandatory redemption of the Warrants for cash pursuant to certain terms provided for in the Warrant Agreement at a redemption price based on fair market value, as defined in the Warrant Agreement.

        At any time and from time to time prior to the completion of a qualifying initial public offering, as defined in the Warrant Agreement, but after March 9, 2006, the Company has the right to redeem for cash all of the outstanding warrants at an optional redemption price, as defined in the Warrant Agreement.

        In accordance with Emerging Issues Task Force (EITF) Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the Company has classified the Warrants as a liability due to the cash redemption (put) feature. At issuance and at each reporting date, the Warrants are marked to their then current fair value with changes in fair value reflected in earnings. At issuance, the Warrants were valued using a fair value option-pricing model with the following assumptions: no dividends, an expected life of 60 months, the period from the issuance to the earliest redemption rate, a risk free interest rate of 6.6 percent and volatility of

50 percent. At December 30, 2000 the following assumptions were used to value the Warrants: no dividends, an expected life of 50 months, the period from December 30, 2000 to the earliest redemption rate, a risk free interest rate of 6.0 percent and volatility of 50 percent. The change in the fair value of the Warrants at December 30, 2000 of approximately $265,000 was charged to earnings in fiscal year 2000 and reflected as change in fair value of put warrants in the accompanying consolidated statements of operations. At December 29, 2001, the Company measured the fair value of the Warrants using the following assumptions: no dividends, an expected life of 38 months, the period from December 29, 2001 to the earliest redemption rate, a risk free interest rate of 4.4 percent and volatility of 133 percent. The change in the fair value of the Warrants at December 29, 2001 of approximately $1.3 million was charged to earnings in fiscal year 2001. As a private company, SI had previously classified the Warrants as a component of equity and carried the warrants at their fair market value determined at the time of issuance. This accounting is not permitted for public companies and accordingly the provisions of EITF Issue 00-19 have been applied for all periods presented.

        In conjunction with its contemplated initial public offering, the Company plans to redeem the Warrants for cash.

12.  Redeemable preferred stock:

        In January 1999, the Company issued 1,331 shares of preferred stock for total proceeds of approximately $1.3 million. In July 1999, the Company issued 2,555 shares of preferred stock for total proceeds of approximately $2.6 million. In November 1999, the Company issued 1,794 shares of preferred stock for total proceeds of approximately $1.8 million. The Company issued an additional 582 shares of preferred stock for total proceeds of approximately $582,000 at varying dates in 1999. In March 2000, in conjunction with the acquisition described in Note 3, the Company issued 14,000 shares of preferred stock for total proceeds of approximately $14.0 million. In December 2000, the Company issued 1,110 shares of preferred stock for total proceeds of approximately $1.1 million.

        The Company has redeemable preferred stock that is nonconvertible and nonvoting. The preferred stock is redeemable in the event of an initial public offering upon written request of a majority of the holders and also upon a change of control, as defined. The redemption price is $1,000 per share plus any accumulated and unpaid dividends.

        The preferred stock accrues dividends daily at 8.5 percent per annum, calculated based on its liquidation value of $1,000 per share, plus accumulated and unpaid dividends. Preferred dividends in 2000 and 2001 were approximately $1.5 million and $2.1 million, respectively, and have been reflected as an addition to the redemption balance of the preferred stock.

        The Company is party to a Stock Purchase Agreement with SI L.L.C. governing the purchase of common and preferred stock by SI L.L.C. The Stock Purchase Agreement, among other restrictions, limits the Company as to the payment of dividends, issuance of equity or equity rights, acquisitions or dispositions of assets, investments, and issuance of debt. Should all of the preferred stock remain outstanding, the redemption value would be approximately $27.3 million at the end of 2002 and increase to approximately $37.9 million at the end of 2006.

13.  Stockholders' equity:

Change in authorized shares

        On March 9, 2000, the Company amended the Articles of Incorporation to increase authorized shares of redeemable preferred stock to 35,000 shares, to increase authorized shares of common stock to 6,718,374 shares and to authorize 95,977 shares of convertible Class B common stock, par value $0.01 per share (the Non-Voting Common Stock).

Common stock

        In January 1999, the Company issued 4,270,967 shares of common stock for total proceeds of approximately $2.2 million to SI L.L.C. In July 1999 in connection with its acquisition of WPI, the Company issued 95,977 shares of common stock to a former owner of WPI, who subsequently became an employee of the Company. In November 1999, the Company issued 19,195 shares of common stock for total proceeds of $100,000 to an employee of the Company. In March 2001, the Company issued 9,598 shares of common stock for total proceeds of approximately $48,000 to employees of SI Telecom.

Minority interests in SI Telecom

        In connection with the SI Telecom Transaction (see Note 1), SI Telecom issued 5,000 shares of senior participating preferred stock to a wholly owned subsidiary of SI for its contribution of the telecommunications assets. This investment is eliminated in the consolidation of the accounts of SI Telecom and SI. At the same time, SI L.L.C. contributed approximately $1.1 million to SI Telecom. SI Telecom issued 44,627 shares of the junior participating preferred stock (the Junior Preferred) to SI L.L.C., 1,080,000 shares of SI Telecom voting common stock to the then minority shareholders of the Company, warrants to purchase 1,657,783 shares of its non-voting common stock to the lenders in the 2000 Credit Agreement (SI Telecom Warrants) and SI Telecom options to employees of both SI and SI Telecom. The Junior Preferred is convertible into SI Telecom common stock at the holder's option and redeemable for cash after seven years or upon an initial public offering of SI Telecom and accrues cumulative dividends at the rate of 12 percent per annum. These dividends are included in minority interests in the accompanying consolidated statements of operations. The Junior Preferred and the voting common stock held by minority shareholders are classified as minority interests in the accompanying consolidated balance sheets.

        In accordance with EITF Issue 00-6, "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary," the SI Telecom Warrants are considered derivative instruments and have been accounted for in accordance with SFAS No. 133. At issuance, the SI Telecom Warrants were recorded as a liability at fair value pursuant to a fair value option-pricing model using the following assumptions: no dividends, an expected life of 5 years, a risk free interest rate of 4.9 percent and volatility of 50 percent. At December 29, 2001, the fair value of SI Telecom Warrants were calculated using the following assumptions: no dividends, an expected life of 4 years, a risk free interest rate of 4.4 percent and volatility of 50 percent. The fair value of SI Telecom Warrants remained unchanged at December 29, 2001.

Stock option plan

        In December 1998, the Company adopted the 1998 Stock Option Plan to grant stock options to directors, consultants, executives, and other key employees of the Company. The Company may grant stock options to purchase up to 396,384 shares of its common stock under this plan.

        In December 2000, the Company adopted the 2000 Nonqualified Stock Option Plan to grant stock options to directors, consultants, executives and other key employees of the Company to purchase shares of SI Telecom class A common stock. The Company may grant stock options to purchase up to 2,900,000 shares of SI Telecom common stock under this plan.

        In January 2001, the Company adopted the 2001 Nonqualified Stock Option Plan. Under the plan, the Company may grant stock options to directors, consultants, executives and other key employees of the Company and its affiliate to purchase its common stock. The Company may grant stock options to purchase up to 62,385 shares of its common stock.

        In March 2001, the Company adopted the 2001 Service Award Stock Option Plan to grant stock options to purchase up to 28,793 shares of its common stock to its employees and employees of its affiliates.

2001 stock option plan

        The Company's option activity is as follows:

	Shares subject to options	Shares exercisable	Weighted-average exercise price
Balance, January 2, 1999	25,031		$0.94
1999 grants	169,351		4.90
1999 forfeitures	—		—

Balance, January 1, 2000	194,382		4.38
Options exercisable at January 1, 2000		43,104	1.73
2000 grants	201,071		5.21
2000 forfeitures	(25,194)		(5.21)

Balance, December 30, 2000	370,259		4.79
Options exercisable at December 30, 2000		155,029	4.38
2001 grants	93,817		5.21
2001 forfeitures	(116,564)		(5.21)

Balance, December 29, 2001	347,512		$4.69

Options exercisable at December 29, 2001		258,750	3.39

        Of the options outstanding as of December 29, 2001, 39,523 options to purchase common stock were granted at an exercise price of $0.87 of which 28,720 were exercisable with a weighted average remaining life of 4.0 years, and 307,989 were granted at an exercise price of $5.08 of which 184,783 were exercisable with a weighted average remaining life of 4.9 years. These options vest 20 percent on each anniversary of the date of grant. Shares purchased under stock options are restricted as to transfer and are generally subject to repurchase, at the election of the Company, upon termination. The weighted-average remaining contractual life of the stock options outstanding as of December 30, 2000 and December 29, 2001 was 6.0 years and 5.2 years, respectively.

        In October 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 defines a "fair value based method" of accounting for stock-based compensation. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the estimated service period. Prior to the issuance of SFAS No. 123, stock-based compensation was accounted for under the "intrinsic value method" provided in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation is the excess, if any, of the market price of the stock at the measurement date over the amount an employee must pay to acquire the stock.

        SFAS No. 123 allows an entity to continue to use the intrinsic value method prescribed by APB Opinion No. 25. However, entities that continue to use the intrinsic value method must make pro forma disclosures as if the fair value based method of accounting had been applied. The Company has elected to continue to account for its stock-based compensation under APB Opinion No. 25.

        During fiscal year 2001 SI Telecom issued 3,660,770 options to purchase shares of its common stocks, at an exercise price of $0.15 per share.

        During its fiscal year ended 2001 and continuing into fiscal year ending 2002, the Company issued options with exercise prices which were less than the fair value of SI's common stock at the date of option grant. Total compensation related to these option grants was $142,000 for the fiscal year ended December 29, 2001 and $518,000 (unaudited) for the six months ended June 29, 2002. This deferred compensation will be amortized to expense over the related option's vesting period which is generally four years. Such non-cash stock-based compensation expense totaled $12,000 in fiscal year 2001 and $68,000 during the six months ended June 29, 2002.

        The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the fiscal years ended December 30, 2000 and December 29, 2001:

	Fiscal Year
	1999	2000	2001
Risk-free interest rate	6%	6%	4%
Expected life of options	7 years	7 years	7 years
Expected stock price volatility	50%	50%	133%
Expected dividend yield	0%	0%	0%

        The weighted-average fair value of stock options granted in fiscal year 1999, 2000, and 2001 was $2.74, $3.05, and $3.55, respectively.

        Had compensation expense been determined based on the fair value of the options at the grant date consistent with the method of accounting under SFAS No. 123, the Company's net income (loss) would have been as follows (in thousands):

	Fiscal Year
	1999	2000	2001
Net income (loss)—as reported	$111	$(746)	$(729)
Pro forma effect of SFAS No. 123	(32)	(166)	(251)

Net income (loss)—Pro forma	$79	$(912)	$(980)

Net loss attributable to common stockholders—Pro forma	(172)	(2,417)	(3,032)
Basic and diluted earnings per share	$0.04	$(0.52)	$(0.65)

14.  Retirement plans:

        SI had a defined contribution 401(k) Retirement/Savings Plan (SI 401(k) Plan) to provide retirement benefits for all eligible employees of the Company, except for employees of WPI, STA, and SI Telecom, who were eligible to participate in separate retirement plans, as discussed below. Employees were eligible to participate in the SI 401(k) Plan beginning on the first of the month following the start of employment and attainment of age 21. Prior to May 1, 1998, the SI 401(k) Plan provided for matching contributions based on 50 percent of the participant's salary reduction contribution up to a maximum of 1.5 percent of the participant's annual compensation. Subsequent to May 1, 1998, the SI 401(k) Plan was amended and the maximum matching contribution was increased to 2 percent of the participant's annual compensation. In addition, the Company may contribute a discretionary amount to the SI 401(k) Plan. The matching contribution for the period from January 1, 2001 to February 9, 2001 was approximately $64,000. No discretionary contribution was made in 2001. The Company's contribution vested ratably over five years.

        SI Learning maintained a defined contribution 401(k) Profit Sharing Plan (SI Learning 401(k) Plan) for all salaried employees who were over the age of 21, were not a participant in a collective bargaining agreement, had completed three full months of service, and had been credited with 1,000 hours of service during the eligibility computation period. Participants may make voluntary contributions up to 15 percent of their annual compensation, as defined in the SI Learning 401(k) Plan. At the discretion of management, the Company may make contributions to the SI Learning 401(k) Plan based upon a matching percentage, which vest over a five-year period beginning with the second year of employment. The matching contribution for period from January 1, 2001 to February 9, 2001 was approximately $23,000.

        SI Engineering maintained a defined contribution 401(k) Savings Plan (SI Engineering 401(k) Plan) for eligible employees of SI Engineering and SI Telecom. Under the terms of this plan, eligible employees were allowed to contribute up to 15 percent of total compensation. The Company matched 50 percent of the employee contributions up to 10 percent of compensation. In addition, at the discretion of the Company, additional Company contributions could be made. Employees were fully vested in both their contributions and Company contributions. The Company's matching contributions to the plan for the period from January 1, 2001 through February 9, 2001 were approximately $186,000.

        On February 28, 2001, the Company merged SI 401(k) Plan, SI Learning 401(k) Plan, and SI Engineering 401(k) Plan into a new SI International, Inc. 401(k) Plan (the Plan). The Plan assets are held by the former custodian and third party administrator of the SI Engineering 401(k) Plan. On March 30, 2001, all of the SI Learning 401(k) Plan assets were transferred into the Plan. On June 5, 2001, all SI 401(k) Plan assets were transferred into the Plan and all mergers were completed. Under the Plan, eligible employees may contribute from 1 percent to 15 percent of pre-tax compensation. The Plan also allows after-tax contribution up to 4 percent of compensation. The Company's matching contribution to the Plan for the period from February 10, 2001 to December 29, 2001 was approximately $1.8 million.

15.  Pro Forma Data (unaudited)

        As explained in Note 1, SI intends to exchange shares of its common stock for SI Telecom common stock and the outstanding SI Telecom Junior Preferred. In addition, prior to the closing of the IPO, the Company intends to exchange for SI common stock all of its outstanding shares of redeemable cumulative preferred stock. The number of common shares to be exchanged for outstanding redeemable cumulative preferred stock will be equal to the aggregate liquidation value of the preferred stock ($1,000 per share, plus all accrued and unpaid dividends) divided by a number which is equal to the price per share of SI's common stock in its initial public offering divided by approximately 10.42. The unaudited pro forma balance sheet gives effect to these items as if they had occurred on June 29, 2002.

        Prior to the completion of the IPO, the Company intends to effect an approximately 10.42 for one reverse stock split. All share amounts including the number of authorized, issued and outstanding shares, the exercise price and number of shares subject to stock options and warrants, and earnings per share have been adjusted in these notes and the accompanying consolidated financial statements to reflect this reverse stock split.

        Pro forma earnings (loss) per common share gives effect to the approximately 10.42 for one reverse stock split, conversion of the redeemable cumulative preferred stock into common stock and the exchange of the Company's common stock for SI Telecom common stock and SI Telecom Junior Preferred in connection with the SI Telecom merger, all of which are expected to occur prior to the closing of the IPO.

        In addition, prior to the completion of the IPO, the Company intends to repurchase for cash, its outstanding put warrants. Changes in the fair value of these put warrants will continue to be charged to earnings through the date of their redemption. Based on current negotiations with the warrant holders, management expects to be able to redeem the warrants for approximately $2.5 million in cash.

16.  Subsequent Event (unaudited)

        In September 2002, the Company entered a note agreement with SI L.L.C. for total proceeds of $4.0 million. The note bears interest at 8.5 percent per annum, compounded annually, and matures in March 2007. Principal and interest are due at maturity.

Report of independent public accountants

To the Shareholder of
System Technology Associates, Inc.:

        We have audited the accompanying balance sheets of System Technology Associates, Inc. (a Colorado S corporation) as of March 9, 2000 and December 31, 1999, and the related statements of operations and retained earnings, and cash flows for the period January 1, 2000 through March 9, 2000, and for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of System Technology Associates, Inc. as of March 9, 2000 and December 31, 1999, and the results of its operations and retained earnings, and its cash flows for the period January 1, 2000 through March 9, 2000, and for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Denver, Colorado
June 1, 2000

System Technology Associates, Inc.
Balance sheets
As of March 9, 2000 and December 31, 1999

	2000	1999
Assets
Current assets:
Cash	$39,588	$5,100
Accounts receivable, billed and unbilled, less estimated long-term portion and net of allowance of $445,000 and $445,000, respectively (Note 2)	14,742,418	12,344,891
Loan to shareholder	4,775,000	4,775,000
Prepaid and other current assets	307,038	333,163

Total current assets	19,864,044	17,458,154

Long-term accounts receivable (Note 2)	1,321,642	1,394,461
Property and equipment, net of accumulated depreciation of $1,330,994 and $1,237,134, respectively	1,265,771	1,073,211
Cash surrender value of life insurance policy	89,483	89,483

Total assets	$22,540,940	$20,015,309

Liabilities and shareholder's equity
Current liabilities:
Accounts payable	$3,393,829	$1,839,312
Accrued liabilities	4,653,088	1,573,160
Line of credit	5,328,015	6,837,015

Total current liabilities	13,374,932	10,249,487

Commitments and contingencies (Note 5)
Shareholder's equity:
Common stock, no par value—2,500,000 shares authorized, issued and outstanding	2,500	2,500
Retained earnings	9,163,508	9,763,322

Total shareholder's equity	9,166,008	9,765,822

Total liabilities and shareholder's equity	$22,540,940	$20,015,309

The accompanying notes are an integral part of these financial statements.

System Technology Associates, Inc.
Statements of operations and retained earnings
For the period January 1, 2000 through March 9, 2000, and for the year ended December 31, 1999

	For the period January 1 through March 9, 2000	For the year ended December 31, 1999
Contract revenues:
Government—8(a)	$5,144,900	$30,066,379
Government—non 8(a)	5,998,891	23,908,409
Commercial	1,855,326	7,387,031
Subcontract	672,680	2,945,342

Total contract revenues	13,671,797	64,307,161

Cost and expenses:
Direct costs of contracts	8,865,832	40,705,577
Indirect, general and administrative expenses	4,000,606	20,253,793

Total cost and expenses	12,866,438	60,959,370

Income from operations	805,359	3,347,791
Merger costs (see Notes 2 and 8)	(1,329,329)	—
Interest expense, net	(75,844)	(476,980)

Net (loss) income	(599,814)	2,870,811

Retained earnings:
Balance, beginning of period	9,763,322	7,142,511
Net (loss) income	(599,814)	2,870,811
Dividend distribution to shareholder	—	(250,000)

Balance, end of period	$9,163,508	$9,763,322

The accompanying notes are an integral part of these financial statements.

System Technology Associates, Inc.
Statements of cash flows
For the period from January 1, 2000 through March 9, 2000,
and for the year ended December 31, 1999

	For the period January 1 through March 9, 2000	For the year ended December 31, 1999
Cash flows from operating activities:
Net (loss) income	$(599,814)	$2,870,811
Adjustments to reconcile net (loss) income to net cash flows provided by operating activities—
Depreciation expense	93,860	421,509
Provision for uncollectible accounts	—	415,000
Changes in assets and liabilities:
Accounts receivable	(2,324,708)	248,056
Related party receivables	—	7,356
Prepaid expenses and other current assets	26,126	(99,256)
Cash surrender value of life insurance policy	—	(18,855)
Accounts payable	1,554,517	900,070
Accrued liabilities	3,079,928	272,181

Net cash flows provided by operating activities	1,829,909	5,016,872

Cash flows from investing activities:
Purchase of property and equipment	(286,421)	(712,413)

Net cash flows used in investing activities	(286,421)	(712,413)

Cash flows from financing activities:
Borrowings on lines of credit	—	45,549,000
Payments on lines of credit, net	(1,509,000)	(44,864,000)
Repayments of capital lease	—	(1,782)
Distributions to shareholder	—	(250,000)
Loan to shareholder	—	(4,775,000)
Repayments of notes payable—shareholder	—	(1,200,000)

Net cash flows used in financing activities	(1,509,000)	(5,541,782)

Increase (decrease) in cash	34,488	(1,237,323)
Cash, beginning of period	5,100	1,242,423

Cash, end of period	$39,588	$5,100

Supplemental disclosure of cash flow information:
Cash paid for interest	$63,193	$483,334

The accompanying notes are an integral part of these financial statements.

System Technology Associates, Inc.
Notes to financial statements
March 9, 2000 and December 31, 1999

1.  Organization and business:

        System Technology Associates, Inc., a Colorado S corporation (the Company), provides integrated engineering solutions using system technology in the following areas:

        Space—Includes services primarily performed for the Department of Defense, including performance requirement analysis and space system architecture development, as well as development of multimedia presentations aimed at aerospace warriors.

        Petroleum—Provides services ranging from the identification and exploitation of new oil and gas fields or overlooked reserves in old fields, to the evaluation of environmental compliance and liabilities.

        Information Technology—Offers a full range of information technology solutions including LAN, WAN, design, engineering, integration, and installation inside or outside a facility from first mile to last mile.

        Energy and Weather—Offers a full range of information support services to both the electric power and weather industries, including creation and installation of new systems, engineering and network support, and enhancement of existing systems.

        Company resources are focused to improve customer processes through investment in people, infrastructure and technology development.

        For economic, social and research and development purposes, the Federal Government (the Government) designates size standards and socio-economic classifications for businesses to be awarded Government contracts. Through a 1988 application submitted to the Small Business Administration (SBA), the Company was designated to be a small disadvantaged business based on socio-economic, company size and industry line criteria. This designation has allowed the Company to obtain certain advantages when proposing on governmental contracts under the SBA's 8(a) Program for minority- owned, economically disadvantaged small businesses. In October 1998, the Company graduated from the 8(a) Program in good standing (see Note 7).

2.    Summary of significant accounting policies:

Contract revenues and related costs

        Revenues result principally from contract services performed for various agencies of the Government under a variety of contracts and subcontracts, some of which provide for reimbursement of cost-plus-fees, some are based on time and material, and others are fixed-price. The majority of the contracts are for services performed in Colorado and California.

        Costs on contracts with the Government (including allocable indirect costs) are subject to audit and adjustment by negotiations between the Company and Government representatives. Costs submitted for reimbursement are subject to Government audits for compliance with government cost accounting standards, federal acquisition regulations, and other contract terms. Negotiations for all of the years through December 31, 1996, have been completed without any material adjustments. Management does not believe the results of the December 31, 1999, 1998 or 1997 Government audits and subsequent negotiations will have a material effect on the accompanying financial statements.

Revenue recognition

        Revenues from cost plus fixed fee contracts are recognized on the basis of costs incurred during the period plus the fee earned. Revenues from time and material contracts represent incurred billable hours and costs at contract rates. Revenues from fixed-price contracts are recognized on the percentage-of-completion method. The percentage of completion is measured by the total costs incurred to date to estimated total cost for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Because of the inherent uncertainties in estimating costs, it is reasonably possible that the estimates used will change in the near term.

Cost recognition

        Direct costs of contracts include all direct labor, supplies and equipment costs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to allowable costs and revenue and are recognized in the period in which the revisions are determined.

Cash

        The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts receivable

        The Company maintains an allowance for uncollectable accounts based upon the expected collectability of accounts receivable. At March 9, 2000 and December 31, 1999, the allowance for uncollectable accounts was $445,000.

        The components of accounts receivable as of March 9, 2000 and December 31, 1999, are as follows:

	2000	1999
U.S. government:
Amount billed, including retainage of $539,331 and $222,072, respectively	$6,449,814	$10,207,736
Recoverable costs and accrued profit on progress completed—not billed	5,333,580	216,553
Retainage, due upon completion of contract—not billed	877,208	1,054,909
Unrecovered costs and estimated profits subject to future negotiation—not billed	1,582,800	1,237,316
Less—Allowance for uncollectable accounts	(415,000)	(415,000)

Total U.S. government	13,828,402	12,301,514

Commercial customers:
Amount billed	976,078	1,107,729
Recoverable costs and accrued profit on progress completed—not billed	1,289,580	360,109

	2,265,658	1,467,838
Less—Allowance for uncollectable accounts	(30,000)	(30,000)

Total commercial customers	2,235,658	1,437,838

Total accounts receivable, net	16,064,060	13,739,352
Less—Current portion of accounts receivable	(14,742,418)	(12,344,891)

Long-term accounts receivable	$1,321,642	$1,394,461

        Recoverable costs and accrued profit on progress completed, not billed, are amounts of revenue recognized on contracts for which billings have not been presented to the customer because the amounts were not billable under the terms of the contracts at the balance sheet date. It is anticipated such unbilled amounts, as of March 9, 2000, will be billed over the next 60 days.

        The balances billed but not paid by customers pursuant to retainage provisions in the contracts will be due upon completion of the contracts and acceptance by the customer. Other contract provisions do not allow retainage to be billed until completion of the project. Based on the Company's experience with the collection of retention in recent years, the retention balances at March 9, 2000, are expected to be collected as follows: $207,428 in 2000, $356,011 in 2001 and $313,769 in 2002. Accordingly, amounts not estimated to be collected in the following year have been reflected as long-term accounts receivable on the accompanying balance sheets.

        As of March 9, 2000 and December 31, 1999, unrecovered costs and estimated profits subject to future negotiation, not billed, consist of excess actual costs over the provisional price on government contracts, the principal amount of which is expected to be billed and collected within one year. Based on the Company's favorable experience of collecting such costs in conjunction with annual regulatory audits, the amounts are included in accounts receivable until the related audit is completed and such costs can be billed to the customers. Based on the Company's experience with the collection of unrecovered costs and estimated profits, and the anticipated timing of annual regulatory audits, the Company expects to collect these March 9, 2000, receivables, net of the allowance for uncollectable amounts, as follows: $515,938 in 2000, $397,764 in 2001 and $254,098 in 2002. Accordingly, amounts not estimated to be collected in the following year have been reflected as long-term accounts receivable on the accompanying balance sheets. Based on the timing and completion of the annual regulatory audits, actual collection of these receivables could be earlier than estimated above.

Concentration of credit risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. The Company has no significant off-balance sheet concentrations of credit risk. Accounts receivable are typically unsecured and are derived from transactions with customers located in the United States. The Company maintains reserves for potential credit losses on its commercial accounts.

        As discussed in Note 7, the Company's revenues and accounts receivable are derived principally from contracts with various agencies of the Government.

Property and equipment

        Property and equipment are stated at cost and depreciation is provided using the double declining balance method, generally over estimated useful lives of five to seven years. Maintenance and repairs are expensed as incurred and major additions, replacements and improvements are capitalized.

        Leasehold improvements are amortized using the straight-line method over the shorter of the useful life of five years or the life of the lease.

        The components of property and equipment as of March 9, 2000 and December 31, 1999, are as follows:

	2000	1999
Equipment and vehicles	$1,601,086	$1,453,795
Software	421,301	366,791
Furniture and fixtures	87,206	87,206
Leasehold improvements	487,172	402,553

	2,596,765	2,310,345
Less—Accumulated depreciation	(1,330,994)	(1,237,134)

	$1,265,771	$1,073,211

Impairment of long-lived assets

        The Company reviews for impairment long-lived assets and certain identifiable intangibles, which are held and used in operations, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized to reduce the asset to its fair value. Otherwise, an impairment loss is not recognized.

Employee advances

        The Company has receivables of $55,065 and $29,746 relating to employee travel expenses that are included in other current assets in the accompanying balance sheets as of March 9, 2000 and December 31, 1999, respectively.

Fair value of financial instruments

        The Company's financial instruments consist of short-term trade receivables and payables, and a note payable. The carrying values of the short-term trade receivables and payables approximate their fair values. Based on borrowing rates currently used by the Company for financing, the carrying value of the note payable approximates its estimated fair value.

Merger costs

        The Company incurred an investment advisory fee and legal, accounting and administrative expenses directly related to the sale of the Company (see Note 8). The investment advisory fee was $996,530, including $936,530 reflected in accrued liabilities at March 9, 2000.

Income taxes

        The Company is an S corporation. Accordingly, no liability for income taxes is included in the accompanying financial statements because the tax effects of the Company's activities are reported in the individual tax returns of the Company's sole shareholder. The S corporation tax return is prepared on a cash basis of accounting.

Use of estimates in the preparation of financial statements

        The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating cycle

        For some services rendered on Government contracts, the time between providing the services and the final cash realization from the sale of such services may extend two or more years.

3.    Related-party transactions:

        As of March 9, 2000 and December 31, 1999, the Company had loans receivable from the sole shareholder of $4,775,000. The loans were non-interest bearing and were paid in full in connection with the sale of the Company (see Note 8).

        During 1998 and 1997, the Company's sole shareholder borrowed money from employees and issued promissory notes with interest rates ranging from 13 percent to 15 percent. The Company did not receive any of the proceeds from these notes but was co-maker and guarantor on all the notes. As of December 31, 1998, an aggregate of $1,957,100 was outstanding under these notes. During 1999, the Company's sole shareholder paid in full the principal and accrued interest on all notes.

4.    Line of credit:

        On July 24, 1998, the Company entered into a business loan and security agreement with a national banking association (collectively, the Agreement). The Agreement allowed the Company to borrow on a revolving credit basis up to $15,000,000, subject to a borrowing base determined monthly as (a) 90 percent of eligible billed Government receivables and (b) 80 percent of eligible billed commercial receivables, less a reserve related to shareholder loans and letters of credit issued by the lender to secure payments for the Company's leased office space. Borrowings outstanding under the Agreement were collateralized by a portion of the Company's current and future accounts receivable, and were personally guaranteed by the Company's sole shareholder. Principal payments were made on the outstanding balance through automatic transfers when the operating account, which was also held at the bank, exceeded a pre-defined target balance. The loan balance as of March 9, 2000 and December 31, 1999, was $5,328,015 and $6,837,015, respectively, and bore interest at 7.75 percent.

        Subsequent to yearend, the balance on this line of credit was paid in full and the Agreement was terminated in connection with the sale of the Company (see Note 8).

        The Company has an equipment lease line with a Minnesota company under which the value of the equipment leased under the agreement may not exceed $1,500,000. During 1999 and 1998, the Company entered into five operating leases with this company as provided for under this agreement. As of December 31, 1999, approximately $631,500 remained available to the Company under this arrangement.

5.    Commitments and contingencies:

Operating lease obligations

        The Company leases certain facilities and equipment under operating leases that expire at various times through November 2005.

        Future minimum lease payments for such operating leases are as follows as of December 31, 1999:

Year ended December 31
2000	$1,800,490
2001	1,177,257
2002	696,051
2003	694,755
2004	643,839
Thereafter	549,049

$5,561,441

        Rent expense for operating leases was $269,278 and $2,142,799 for the period from January 1, 2000 through March 9, 2000, and for the year ended December 31, 1999, respectively.

Litigation

        In the normal course of business, the Company is subject to, and may become a party to litigation. As of March 9, 2000 and December 31, 1999, no matters are currently in litigation.

6.    Employee benefit plans:

        In 1993, the Company established a 401(k) Savings Plan. Under terms of this plan, eligible employees are allowed to contribute up to 15 percent of total compensation. The Company matches 50 percent of the employee contributions up to 10 percent of compensation. In addition, at the discretion of the Company, additional Company contributions can be made. Employees are fully vested in both their contributions and Company contributions. Company contributions to the plan for the period from January 1, 2000 through March 9, 2000, and for the year ended December 31, 1999, were $198,482 and $1,155,056, respectively. Administrative expenses related to the 401(k) Savings Plan paid by the Company were $22,393 for the year ended December 31, 1999.

7.    Major customers:

        Contract revenues as of March 9, 2000 and December 31, 1999, include revenues from contracts with various agencies of the Government totaling $11,816,471 and $56,920,130, respectively, and represent 86 percent and 89 percent, respectively, of total contract revenues.

        The Company's accounts receivable balances from Government agencies at March 9, 2000 and December 31, 1999, are $13,828,402 and $12,301,514, respectively, and represent 86 percent and 90 percent, respectively, of total accounts receivable.

        A significant number of the governmental contracts serviced by the Company were awarded to the Company under the SBA's 8(a) Program for minority-owned, economically disadvantaged small business concerns. In October 1998, the Company graduated in good standing from the SBA 8(a) Program. The Company, however, is still permitted to complete the performance of all contracts awarded to the Company while it was designated as a minority-owned, economically disadvantaged small business. The larger contracts include many option year periods that may extend the performance period of the contracts through year 2006. Additionally, the Company continues to qualify as a small disadvantaged business under selected Standard Industrial Classification (SIC) Codes under the Federal Acquisition Regulation (FAR), Part 19 for the space systems engineering and information technology industry sectors.

        The Company has established strategic management plans to maintain its level of operations during the Company's transition from a small and 8(a) company to a large and full competition business through: a) entering into Mentor-Protege Agreements with new SBA 8(a) Program participating companies, wherein the Company would receive a portion of the current contract follow-on in exchange for assistance in management and marketing support; b) utilization of major multi-year non-8(a) contracts currently awarded to the Company; c) having the Company's customers use the Company's GSA Schedule for follow-on contract awards; d) winning open competition/large business contract awards such as the $300 million ceiling, five-year C412SR contract; and e) increasing contract awards for work in support of commercial customers.

8.    Subsequent event:

        On February 8, 2000, SI International, Inc. (SI), a Delaware corporation with headquarters in Vienna, Virginia, agreed to purchase all of the issued and outstanding capital stock of the Company in exchange for cash and promissory notes. The transaction closed on March 10, 2000.

INSIDE BACK COVER PAGE OF PROSPECTUS

5,000,000 Shares
Common Stock

PROSPECTUS
                , 2002

Wachovia Securities

Legg Mason Wood Walker
Incorporated

Raymond James

BB&T Capital Markets

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by SI International, Inc. in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$8,464
NASD filing fee.	9,700
Nasdaq National Market listing fee	1,000
Printing and engraving costs	400,000
Legal fees and expenses.	400,000
Accounting fees and expenses	600,000
Blue Sky fees and expenses	50,000
Transfer Agent and Registrar fees	*
Miscellaneous expenses	[530,836	]

Total	$2,000,000

*
To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

        Article VII of the registrant's amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

        Article VI of the registrant's amended and restated bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

        The underwriting agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of the registrant and some of the executive officers and directors for certain liabilities, including liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

        During the past three years, the registrant has issued or sold the securities listed below (set forth on an actual basis and not reflecting the conversion of our outstanding shares of preferred stock into common stock, completion of the approximately 10.42 for one reverse stock split of our outstanding common stock and the issuance of shares of our common stock in the SI Telecom merger):

        Pursuant to Executive Stock Agreements executed March 1, 2001, we issued 50,000 shares of our common stock to each of Gene Dickhudt and Osama Mowafi for a purchase price of $23,852.50.

        In connection with a Management Agreement, we issued 50,000 shares of our common stock to Stuart Hill on November 19, 1999 at a purchase price per share of $23,852.50.

        On July 7, 1999, we issued 500,000 shares of our common stock to John Howard in exchange for shares of WPI in connection with our acquisition of SI Learning.

        Over a two year period we issued an aggregate of 29,027,275 shares of our common stock and an aggregate of 92,309.10 shares of our preferred stock to our majority shareholder, SI International, L.L.C. We issued 31,805.250 shares of our preferred stock, 30,762.225 shares of our preferred stock, and 29,741.625 shares of our preferred stock at a purchase price per share of $1000 on October 1, 1999, March 9, 2000, and December 29, 2000, respectively. We issued 23,750,000 shares of our common stock on October 1, 1999 at a purchase price per share of $0.10. On March 9, 2000, we issued 3,418,025 shares of our common stock at a purchase price per share of $1.00 per share. On December 29, 2000 we issued 1,859,250 shares of our common stock at a purchase price per share of $0.50 per share.

        On April 28, 1999, we effected a 10,000-to-one stock split and on June 15, 2000 we effected a two for one stock split.

        Upon completion of the SI Telecom merger and prior to the offering, the registrant will issue unregistered securities to a limited number of persons as described below:

        As part of the SI Telecom merger, we will issue approximately            shares of common stock to Ray Oleson; 270,312 shares of common stock to Dr. Walter Culver; 73,556 shares of common stock to Thomas Lloyd; 35,862 shares of common stock to S. Bradford Antle; 79,680 shares of common stock to Thomas Dunn; 31,911 shares of common stock to David Wilcox; 5,160 shares of common stock to Northwestern University; 13,155 shares of common stock to General R. Thomas Marsh; 13,155 shares of common stock to Alvin Nashman;            shares of common stock to Oleson L.P.; 145,948 shares of common stock to SI International, L.L.C.; 0.16 shares of common stock to SI International Engineering, Inc.; 14,424 shares of common stock to John L. Howard; 2,885 shares of common stock to Stuart Hill; 721 shares of common stock to Gene Dickhudt and 721 shares of common stock to Osama Mowafi.

        The foregoing transactions will not involve any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction is exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) thereof, pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. All recipients had adequate access, through their relationships with the registrant, to information about the registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  a)
  Exhibits.

EXHIBIT NO.	DESCRIPTION
1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Certificate of Incorporation of the registrant
3.2**	Amended and Restated Bylaws of the registrant
4.1**	Registration Rights, as amended
4.2*	Specimen Certificate of the registrant's common stock
5.1*	Opinion of Shaw Pittman LLP, counsel to the registrant
10.1**	Form of 2002 Stock Incentive Plan
10.2**	January 2001 Nonqualified Stock Option Plan
10.3**	SI International, Inc. 2001 Service Award Stock Option Plan
10.4	SI International Telecom Corporation 2001 Service Award Stock Option Plan
10.5**	December 2000 Nonqualified Stock Option Plan
10.6	SI International Telecom Corporation 2000 Stock Option Plan

10.7**	1998 Stock Option Plan
10.8	Credit Agreement, as amended
21.1**	Subsidiaries of the registrant
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Shaw Pittman LLP, counsel to the registrant
24.1**	Power of Attorney

*
To be supplied by amendment.

**
Previously filed.

b)
Financial Statement Schedules.

        The consolidated financial statements included herein have been adjusted to reflect the corporate structure subsequent to the SI Telecom Merger as described in Note 1 and the reverse stock split described in Note 15 to the consolidated financial statements. We expect to be in a position to render the following audit report upon the effectiveness of such events assuming that from June 19, 2002, to the effective date of such events, no other events will have occurred that would affect the accompanying consolidated financial statements or notes thereto.

                      /s/ Ernst & Young LLP

McLean, Virginia
June 19, 2002

Report of independent public accountants

To the Board of Directors of SI International, Inc.:

        We have audited the consolidated financial statements of SI International, Inc. (a Delaware corporation) and subsidiaries (as defined in Note 1) as of December 30, 2000 and December 29, 2001 and for each of the three fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001, and have issued our report thereon dated June 19, 2002 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                      /s/ Ernst & Young LLP

McLean, Virginia
June 19, 2002

SCHEDULE II

SI INTERNATIONAL, INC. AND SUBSIDIARIES

(SEE NOTE 1 TO CONSOLIDATED FINANCIAL STATEMENTS)

VALUATION AND QUALIFYING ACCOUNTS

(IN THOUSANDS)

Description	Balance at beginning of period	Charged to costs and expenses	Acquired in business combinations	Deductions	Balance at end of period
For the fiscal year ended January 1, 2000
Deducted from assets accounts:
Allowance for doubtful accounts	$—	$—	$100	$—	$100
For the fiscal year ended December 30, 2000
Deducted from assets accounts:
Allowance for doubtful accounts	100	—	400	—	500
For the fiscal year ended December 29, 2001
Deducted from assets accounts:
Allowance for doubtful accounts	500	140	—	10	630

ITEM 17. UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of McLean, Commonwealth of Virginia, on the 9th day of October, 2002.

SI INTERNATIONAL, INC.
By:	/s/ RAY J. OLESON Ray J. Oleson Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ RAY J. OLESON Ray J. Oleson	Chairman of the Board and Chief Executive Officer	October 9, 2002
/s/ THOMAS E. DUNN Thomas E. Dunn	Executive Vice President, Chief Financial Officer and Chief Accounting Officer	October 9, 2002
* Walter J. Culver	Vice Chairman of the Board and Director	October 9, 2002
* General R. Thomas Marsh (USAF—Ret.)	Director	October 9, 2002
* James E. Crawford, III	Director	October 9, 2002
* Walter C. Florence	Director	October 9, 2002
* Edward Sproat	Director	October 9, 2002
*By:	/s/ THOMAS E. DUNN Attorney-in-fact

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Certificate of Incorporation of the registrant
3.2**	Amended and Restated Bylaws of the registrant
4.1**	Registration Rights, as amended
4.2*	Specimen Certificate of the registrant's common stock
5.1*	Opinion of Shaw Pittman LLP, counsel to the registrant
10.1**	Form of 2002 Stock Incentive Plan
10.2**	January 2001 Nonqualified Stock Option Plan
10.3**	SI International, Inc. 2001 Service Award Stock Option Plan
10.4	SI International Telecom Corporation 2001 Service Award Stock Option Plan
10.5**	December 2000 Nonqualified Stock Option Plan
10.6	SI International Telecom Corporation 2000 Stock Option Plan
10.7**	1998 Stock Option Plan
10.8	Credit Agreement, as amended
21.1**	Subsidiaries of the registrant
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Shaw Pittman LLP, counsel to the registrant
24.1**	Power of Attorney

*
To be supplied by amendment.

**
Previously filed.

QuickLinks

TABLE OF CONTENTS
Dealer Prospectus Delivery Obligations
PROSPECTUS SUMMARY
SI INTERNATIONAL, INC.
Our Market Opportunity
Our Core Strengths
Our Growth Strategy
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
Risks Related to Our Industry
Risks Related to Our Business
Risks Related to this Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
RELATED PARTY TRANSACTIONS
Principal and Selling Stockholders
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGE IN OUR INDEPENDENT PUBLIC ACCOUNTANT
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
SI International, Inc. and Subsidiaries (See Note 1) Consolidated balance sheets As of December 30, 2000 and December 29, 2001 and as of June 29, 2002 and pro forma as of June 29, 2002 (Amounts in thousands, except share and per share data)
SI International, Inc. and Subsidiaries (See Note 1) Consolidated statements of operations For the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001 and the six months ended June 30, 2001 and June 29, 2002 (Amounts in thousands, except per share data)
SI International, Inc. and Subsidiaries (See Note 1) Consolidated statements of stockholders' equity (deficit) For the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001 and the six months ended June 29, 2002 (Amounts in thousands, except share data)
SI International, Inc. and Subsidiaries (See Note 1) Consolidated statements of cash flows For the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001 and six months ended June 30, 2001 and June 29, 2002 (Amounts in thousands)
SI International, Inc. and Subsidiaries (See Note 1) Notes to consolidated financial statements (Information as of June 29, 2002 and for the six months ended June 29, 2002 and June 30, 2001 is unaudited)
System Technology Associates, Inc. Balance sheets As of March 9, 2000 and December 31, 1999
System Technology Associates, Inc. Statements of operations and retained earnings For the period January 1, 2000 through March 9, 2000, and for the year ended December 31, 1999
System Technology Associates, Inc. Statements of cash flows For the period from January 1, 2000 through March 9, 2000, and for the year ended December 31, 1999
System Technology Associates, Inc. Notes to financial statements March 9, 2000 and December 31, 1999
INSIDE BACK COVER PAGE OF PROSPECTUS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
  ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
  SCHEDULE II
SI INTERNATIONAL, INC. AND SUBSIDIARIES (SEE NOTE 1 TO CONSOLIDATED FINANCIAL STATEMENTS) VALUATION AND QUALIFYING ACCOUNTS (IN THOUSANDS)
  ITEM 17. UNDERTAKINGS
SIGNATURES
INDEX TO EXHIBITS